   As filed with the Securities and Exchange Commission on November 16, 2001


                                                     Registration No. 333-67128
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------

                              Amendment No. 4 to

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               -----------------

                               VCA ANTECH, INC.
            (Exact Name of Registrant as Specified in its Charter)
                               -----------------
        Delaware                    0742                   95-4097995
      (State or Other          (Primary Standard         (I.R.S. Employer
      Jurisdiction of             Industrial            Identification No.)
     Incorporation or         Classification Code
       Organization)                Number)

                         12401 West Olympic Boulevard
                      Los Angeles, California 90064-1022
                                (310) 571-6500
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               -----------------

                                Robert L. Antin
                     Chief Executive Officer and President
                         12401 West Olympic Boulevard
                      Los Angeles, California 90064-1022
                                (310) 571-6500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                               -----------------

                                  Copies to:

    C.N. Franklin Reddick III, Esq.                 Gregg A. Noel, Esq.
         Julie M. Kaufer, Esq.            Skadden, Arps, Slate, Meagher & Flom LLP
           James Tsai, Esq.                        300 South Grand Avenue
Akin, Gump, Strauss, Hauer & Feld, LLP         Los Angeles, California 90071
        2029 Century Park East                         (213) 687-5000
     Los Angeles, California 90067
            (310) 229-1000

                               -----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2001


                               14,000,000 Shares
                               [LOGO] VCA ANTECH

                                 Common Stock

                                 -------------

   Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $12.00 and $14.00 per share. We have applied to have our common stock approved for quotation on The Nasdaq Stock Market's National Market under the symbol "WOOF."

   The underwriters have an option to purchase a maximum of 2,100,000 additional shares to cover over-allotments of shares.

   Investing in our common stock involves risks. See "Risk Factors" on page 9.


                                     Underwriting  Proceeds to
                            Price to Discounts and VCA Antech,
                             Public   Commissions     Inc.
                            -------- ------------- -----------
                  Per Share    $           $           $
                  Total....    $           $           $


   Delivery of the shares of common stock will be made on or about    , 2001.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 -------------

Credit Suisse First Boston                                 Goldman, Sachs & Co.

                                 -------------

Banc of America Securities LLC

                            Jefferies & Company, Inc.

                                                    Wells Fargo Van Kasper, LLC

                   The date of this prospectus is    , 2001.

                               TABLE OF CONTENTS

                                                          Page
                                                          ----
                  PROSPECTUS SUMMARY.....................   1
                  RISK FACTORS...........................   9
                  CAUTIONARY NOTE REGARDING FORWARD-
                    LOOKING STATEMENTS...................  16
                  USE OF PROCEEDS........................  17
                  DIVIDEND POLICY........................  17
                  DILUTION...............................  18
                  CAPITALIZATION.........................  19
                  SELECTED HISTORICAL CONSOLIDATED
                    FINANCIAL DATA.......................  20
                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF FINANCIAL CONDITION AND RESULTS OF
                    OPERATIONS...........................  23
                  BUSINESS...............................  48

                                                        Page
                                                        ----
                    MANAGEMENT.........................  59
                    PRINCIPAL STOCKHOLDERS.............  68
                    RELATED PARTY TRANSACTIONS.........  70
                    DESCRIPTION OF CAPITAL STOCK.......  73
                    SHARES ELIGIBLE FOR FUTURE SALE....  76
                    UNDERWRITING.......................  78
                    NOTICE TO CANADIAN RESIDENTS.......  82
                    U.S. TAX CONSEQUENCES TO NON-U.S.
                      HOLDERS..........................  83
                    LEGAL MATTERS......................  85
                    EXPERTS............................  85
                    WHERE YOU CAN FIND MORE INFORMATION  85
                    INDEX TO CONSOLIDATED FINANCIAL
                      STATEMENTS....................... F-1

                               -----------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

   We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

                     Dealer Prospectus Delivery Obligation

   Until    , 2001 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                              PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock sold in this offering and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including the "Risk Factors" section.

                               VCA Antech, Inc.

Our Business

   We are a leading animal health care services company and operate the largest networks of veterinary diagnostic laboratories and free-standing, full-service animal hospitals in the United States. Our veterinary diagnostic laboratories provide sophisticated testing and consulting services used by veterinarians in the detection, diagnosis, evaluation, monitoring, treatment and prevention of diseases and other conditions affecting animals. Our animal hospitals offer a full range of general medical and surgical services for companion animals. We treat diseases and injuries, provide pharmaceutical products and offer a variety of pet wellness programs, including routine vaccinations, health examinations, diagnostic testing, spaying, neutering and dental care.

  Diagnostic Laboratories

   We operate the only full-service, veterinary diagnostic laboratory network serving all 50 states and have a client base over two times that of our largest competitor. Our 15 state-of-the-art, automated diagnostic laboratories service a diverse customer base of over 13,000 animal hospitals, and non-affiliated animal hospitals generated approximately 95% of our laboratory revenue in 2000. We support our laboratories with what we believe is the industry's largest transportation network, which picks up an average of 20,000 to 25,000 samples daily. In the nine months ended September 30, 2001, we derived approximately 69.4% of our laboratory revenue from our customers in major metropolitan areas, where we offer twice-a-day pick-up service and same-day results. Outside of these areas, we typically provide test results to veterinarians before 8:00 a.m. the following day.

   Our diagnostic spectrum includes over 300 different tests in the areas of chemistry, pathology, serology, endocrinology, hematology and microbiology, as well as tests specific to particular diseases. In 2000, we handled approximately 6.4 million requisitions and performed approximately 19.8 million tests. Although modified to address the particular requirements of the species tested, the tests performed in our veterinary laboratories are similar to those performed in human clinical laboratories and utilize similar laboratory equipment and technologies.

   From 1998 through the twelve months ended September 30, 2001, our laboratory revenue, laboratory operating income before depreciation and amortization, and laboratory operating income increased at compounded annual growth rates of 14.5%, 23.8% and 27.2%, respectively. We will refer to operating income before depreciation and amortization as "EBITDA." In the twelve months ended September 30, 2001, our laboratory EBITDA was $43.6 million, or 33.5% of our laboratory revenue, and our laboratory operating income was $39.0 million, or 29.9% of our laboratory revenue.

  Animal Hospitals

   At September 30, 2001, we operated 214 animal hospitals in 33 states that were supported by over 750 veterinarians. In addition to general medical and surgical services, we offer specialized treatments for companion animals, including advanced diagnostic services, internal medicine, oncology, ophthalmology, dermatology and cardiology. We also provide pharmaceutical products for use in the delivery of treatments by our veterinarians and pet owners. Our facilities typically are located in high-traffic, densely populated areas and have an established reputation in the community with a stable customer base. Since 2000, our animal hospitals have been connected to an enterprise-wide management information system. This system provides us opportunities to manage our animal hospitals more effectively and to implement throughout our animal hospital network veterinarian practices and procedures which we have identified, tested and believe to provide a high level of customer care.

   From 1998 through the twelve months ended September 30, 2001, our animal hospital revenue, animal hospital EBITDA and our animal hospital operating income increased at compounded annual growth rates of 12.5%, 19.2% and 19.2%, respectively. In the twelve months ended September 30, 2001, our animal hospital EBITDA was $51.9 million, or 19.5% of our animal hospital revenue, and our animal hospital operating income was $38.0 million, or 14.3% of our animal hospital revenue.

Our Opportunity

   We intend to continue to grow by capitalizing on the following market opportunities:

    . Large, Growing Market. According to the 2001-2002 American Pet Products Manufacturers Association Pet Owners Survey, the ownership of pets is widespread, with over 62% of U.S. households owning at least one pet, including companion and other animals. The U.S. population of companion animals is approximately 188 million, including about 141 million dogs and cats. According to the U.S. Pet Ownership & Demographics Sourcebook published by the American Veterinary Medical Association, over $11 billion was spent on companion animal health care services in 1996, with an annual growth rate of over 9.5% from 1991 through 1996 for spending on dogs and cats. We believe this growth has continued, primarily driven by an increased emphasis on pet health and wellness, continued technological developments driving new and previously unconsidered diagnostic tests, procedures and treatments, and favorable demographic trends supporting a growing pet population.

    . Rapidly Growing Veterinary Diagnostic Testing Services. We believe that outsourced diagnostic testing is among the fastest growing segments of the animal health care services industry. Reflecting this trend, our laboratory internal revenue growth has averaged 11.3% over the last three fiscal years. The growth in outsourced diagnostic testing resulted from an overall increase in the number of tests requisitioned by veterinarians and from veterinarians' increased reliance on outsourced diagnostic testing rather than in-house testing. The overall increase in the number of tests performed is primarily due to the growing focus by veterinarians on wellness and monitoring programs, the emphasis in veterinary education on utilizing diagnostic tests for more accurate diagnoses and continued technological developments in veterinary medicine leading to new and improved tests. The increased utilization of outsourced testing is primarily due to the relative low cost and high accuracy rates provided by outside laboratories and the diagnostic consulting provided by experts employed by the leading outside laboratories.

    . Attractive Customer Payment Dynamics. The animal health care services industry does not experience the problems of extended payment collection cycles or pricing pressures from third-party payors faced by human health care providers. Outsourced laboratory testing is a wholesale business that collects payments directly from animal hospitals, generally on terms requiring payment within 30 days of the date the charge is invoiced. Fees for animal hospital services are due and typically paid for at the time of the service. For example, over 95% of our animal hospital services are paid for in cash or by credit card at the time of the service. In addition, over the past three fiscal years, our bad debt expense has averaged only 1% of total revenue.

Competitive Strengths

   We believe we are well positioned for profitable growth due to the following competitive strengths:

    . Market Leader. We are a market leader in each of the business segments in which we operate. We believe that it would be difficult, time consuming and expensive for new entrants or existing competitors to assemble a comparable nationwide laboratory or animal hospital network. It would be particularly difficult to replicate our team of specialists, transportation network, management and systems infrastructure, the size of our veterinarian group and our customer relationships.

    . Compelling Business Model. Our business is characterized by a stable, recurring and diversified revenue base, high operating margins and strong cash flow. The growth in our laboratory revenue, combined with greater utilization of our infrastructure, enabled us to improve our laboratory EBITDA margin from 26.9% in 1998 to 33.5% for the twelve months ended September 30, 2001, and our laboratory operating margin from 22.4% to 29.9% over the same period. Our animal hospitals have generated six consecutive years of positive annual same-facility revenue growth. Due to the operating leverage in our animal hospitals, the increase in animal hospital revenue enabled us to improve our animal hospital EBITDA margin from 16.7% in 1998 to 19.5% for the twelve months ended September 30, 2001, and our animal hospital operating margin from 12.2% to 14.3% over the same period. These high margins, combined with our modest working capital needs and low maintenance capital expenditures, provide cash that we can use for acquisitions or to reduce indebtedness.

    . Leading Team of Specialists. Our network of 85 veterinary medicine experts, which we refer to as specialists, provides us with a significant competitive advantage. Our specialists include veterinarians, chemists and other scientists with expertise in pathology, internal medicine, oncology, cardiology, dermatology, neurology and endocrinology. These specialists are available to consult with our laboratory customers, providing a compelling reason for them to use our laboratories rather than those of our competitors, most of whom offer no comparable service. Our team of specialists represents the largest interactive source for readily available diagnostic advice in the veterinary industry and interacts with animal health care professionals over 90,000 times a year.

    . High Quality Service Provider. We believe we have built a reputation as a valuable diagnostic resource for veterinarians and a trusted animal health brand among pet owners. In our laboratories, we maintain rigorous quality assurance programs to ensure the accuracy of the reported results. We calibrate our laboratory equipment several times daily, use only qualified personnel to perform testing and our specialists review all test results outside the range of established norms. As a result, we believe our diagnostic accuracy rate is over 99%. In our animal hospitals, we provide continuing education programs, promote the sharing of professional knowledge and expertise and have developed and implemented a program of best practices to promote quality medical care.

    . Shared Expertise Among Veterinarians. We believe the continued accumulation of veterinary medical knowledge and experience among our veterinarian group enables us to offer new services more rapidly than our competitors, offer higher quality services and remain the leading source of veterinary information for interested companies such as pharmaceutical and pet food companies.

Business Strategy

   Our business strategy is to continue to expand our market leadership in animal health care services through our diagnostic laboratories and animal hospitals. Key elements of our strategy include:

    . Capitalizing on our Leading Market Position to Generate Revenue Growth. Our leading market position in each of our business segments positions us to take advantage of favorable growth trends in the animal health care services industry. In our laboratories, we seek to generate revenue growth by capitalizing on the growing number of outsourced diagnostic tests and by increasing our market share. In our animal hospitals, we seek to generate revenue growth by capitalizing on the growing emphasis on pet health and wellness and favorable demographic trends supporting a growing pet population. For example, in 2000 we implemented a senior pet wellness program. The program seeks to promote recurring visits and to increase the average amount spent per visit by bundling laboratory tests and animal hospital services.

    . Leveraging Established Infrastructure to Improve Margins. Due to our established networks and the fixed cost nature of our business model, we are able to realize higher margins on incremental revenue from both laboratory and animal hospital customers. For example, given that our nationwide transportation network servicing our laboratory customers is a relatively fixed cost, we are able to achieve significantly higher margins on most incremental tests ordered by the same customer when picked up by our couriers at the same time. We estimate that in most cases, we realize an operating and EBITDA margin between 60% and 75% on these incremental tests.

    . Utilizing Enterprise-Wide System to Improve Operating Efficiencies. We recently completed the migration of all animal hospital operations to an enterprise-wide management information system. We believe that this common system will enable us to more effectively manage the key operating metrics that drive our business. With the aid of this system, we seek to standardize pricing, expand the services our veterinarians provide, capture unbilled services, increase volume and implement targeted marketing programs.

    . Pursuing Selected Acquisitions. Although we have substantially completed our laboratory infrastructure, we may make selective, strategic laboratory acquisitions. Additionally, the fragmentation of the animal hospital industry provides us with significant expansion opportunities in our animal hospital segment. Depending upon the attractiveness of candidates and the strategic fit with our existing operations, we intend to acquire approximately 15-25 animal hospitals per year primarily utilizing internally generated cash.

Business Risks

   Some of the key risks associated with our business strategy include:

    . Continued Growth. Our success depends in part on our ability to build on our position as a leading animal health care services company through a balanced program of internal growth initiatives and selective acquisitions of established animal hospitals and laboratories. We may be unable to successfully execute our growth strategy and, as a result, our business may be harmed.

    . Management of Growth. Our business and results of operations may be adversely affected if we are unable to manage our growth effectively, which may increase our costs of operations and hinder our ability to execute our business strategy.

    . Substantial Debt. Our substantial amount of debt could impair our ability to operate our business effectively and may limit our ability to take advantage of business opportunities.

    . Concentration of Ownership. Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions. These stockholders will be able to exercise control over all matters requiring stockholder approval and will have significant control over our management and policies.

    . Fixed Costs. A significant percentage of our expense, particularly rent and personnel costs, are fixed costs and are based in part on expectations of revenue. We may be unable to reduce spending in a timely manner to compensate for any significant fluctuations in our revenues.

   Our principal offices are located at 12401 West Olympic Boulevard, Los Angeles, California 90064. Our telephone number is (310) 571-6500. We recently changed our name from Veterinary Centers of America, Inc.

                                      The Offering

Common stock offered............... 14,000,000 shares
Common stock to be outstanding
  after this offering.............. 32,216,212 shares
Use of proceeds.................... We intend to use the net proceeds from this offering and our concurrent note offering described below
                                      to redeem our outstanding shares of preferred
                                      stock and to repay indebtedness.
Proposed Nasdaq Stock Market Symbol WOOF

--------

   Unless otherwise indicated, all share information in this prospectus is based on the number of shares outstanding as of September 30, 2001 and:

    . excludes 631,800 shares of common stock issuable upon exercise of outstanding options under our stock incentive plans, at an exercise price of $1.00 per share;

    . excludes 1,149,990 shares of common stock issuable upon exercise of outstanding warrants, at an exercise price of $0.0007 per share, which, if not exercised, terminate upon the closing of this offering;

    . excludes 2,000,000 shares available for future issuance under our stock incentive plans; and

    .  assumes no exercise of the underwriters' over-allotment option.

                         The Concurrent Note Offering


   Concurrently, we are separately offering $150,000,000 principal amount of senior subordinated notes due 2009. The closing of the concurrent note offering will occur simultaneously with the closing of this offering. The concurrent note offering is not being registered under the Securities Act, and the notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

                 Summary Consolidated Financial and Other Data

   The summary financial data for the years in the period ended December 31, 2000, 1999 and 1998 have been derived from our audited financial statements. The summary financial data for the nine months ended September 30, 2001 and 2000 and as of September 30, 2001 have been derived from our unaudited interim financial statements and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for these periods and as of such date. Our results for interim periods are not necessarily indicative of our results for a full year's operations. The pro forma data adjusts the financial data to give effect to this offering, the concurrent note offering and the application of the net proceeds therefrom, the use of $12.0 million of cash on hand and the transactions associated with our September 20, 2000 recapitalization, as more fully described in note (2) below. You should read the following information together with "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.


                                                         Nine Months Ended
                                                           September 30,       Year Ended December 31,
                                                        ------------------  ----------------------------
                                                          2001      2000      2000      1999      1998
                                                        --------  --------  --------  --------  --------
                                                            (in thousands, except per share amounts)
Statements of Operations Data:
Laboratory revenue..................................... $101,855  $ 90,831  $119,300  $103,282  $ 89,896
Animal hospital revenue................................  207,665   182,716   240,624   217,988   191,888
Total revenue (1)......................................  305,365   269,281   354,687   320,560   281,039
Operating income.......................................   33,680     9,524    19,205    47,016    38,834
Net income (loss) available to common stockholders.....  (22,368)   (2,424)  (13,802) $ 22,357  $ 16,268
Pro forma net loss available to common stockholders (2)   (5,376)            (20,686)
Pro forma diluted net loss per share (2)............... $  (0.17)           $  (0.66)
Shares used for computing pro forma
 diluted net loss per share (2)........................   31,643              31,524

Other Financial Data:
Adjusted EBITDA (3)(4)................................. $ 71,017  $ 57,547  $ 73,526  $ 64,445  $ 51,966
Adjusted EBITDA margin (5).............................     23.3%     21.4%     20.7%     20.1%     18.5%
Laboratory EBITDA...................................... $ 35,264  $ 30,495  $ 38,827  $ 32,273  $ 24,215
Laboratory EBITDA margin (5)...........................     34.6%     33.6%     32.5%     31.2%     26.9%
Animal hospital EBITDA................................. $ 43,159  $ 34,287  $ 42,985  $ 37,237  $ 31,975
Animal hospital EBITDA margin (5)......................     20.8%     18.8%     17.9%     17.1%     16.7%
Net cash provided by operating activities.............. $ 49,316  $ 46,975  $ 60,054  $ 38,467  $ 27,123
Capital expenditures...................................   10,604    13,686    22,555    21,803    11,678
Operating Data:
Laboratory internal revenue growth (6).................     11.5%     12.9%     12.6%      9.1%     12.2%
Animal hospital same-facility revenue
 growth (7)............................................      4.4%      7.7%      7.0%      2.6%      5.8%



                                                   As of September 30, 2001
                                                   ------------------------
                                                               Pro Forma
                                                    Actual   As Adjusted(2)
                                                   --------  --------------
    Balance Sheet Data:
    Cash and cash equivalents..................... $ 23,631     $ 11,631
    Total assets..................................  501,227      487,448
    Total debt....................................  371,365      373,763
    Total redeemable preferred stock..............  170,205           --
    Total stockholders' equity (deficit)..........  (97,946)      61,671

--------
(1) Includes other revenue of $1.5 million and $425,000 for the nine months ended September 30, 2001 and 2000, and of $925,000, $5.1 million and $5.1 million for the years ended December 31, 2000, 1999 and 1998. Total revenue is net of intercompany eliminations of $5.7 million and $4.7 million for the nine months ended September 30, 2001 and 2000, and of $6.2 million, $5.8 million and $5.8 million for the years ended December 31, 2000, 1999 and 1998.

(2) The pro forma statement of operations data for the nine months ended September 30, 2001 and the pro forma as adjusted balance sheet data are presented as if this offering, the concurrent note offering and the application of the net proceeds therefrom and the use of $12.0 million of cash on hand occurred on January 1, 2001 for such pro forma statement of operations data and at September 30, 2001 for the pro forma as adjusted balance sheet data. We calculated the shares used for computing pro forma diluted net loss per share for the nine months ended September 30, 2001 by using shares used for computing diluted earnings per share for the nine months ended September 30, 2001 and adding an assumed 14,000,000 shares to be issued in this offering. The pro forma statement of operations data for the year ended December 31, 2000 are presented as if (a) this offering, the concurrent note offering and the application of the net proceeds therefrom and the use of $12.0 million of our cash on hand and (b) the transactions associated with our September 20, 2000 recapitalization (as described in the notes to our consolidated financial statements) occurred on January 1, 2000. We calculated the shares used for computing pro forma diluted net loss per share for the year ended December 31, 2000 by using shares outstanding as of December 31, 2000, which represents the pro forma weighted average shares outstanding for the year ended December 31, 2000 had the transactions associated with our September 20, 2000 recapitalization occurred on January 1, 2000, and adding an assumed 14,000,000 shares to be issued in this offering.

(3) EBITDA is operating income (loss) before depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude management fees, recapitalization costs, Year 2000 remediation expense and other non-cash operating items. EBITDA and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles, or GAAP. Although EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, we understand that EBITDA and Adjusted EBITDA are widely used by financial analysts as a measure of financial performance. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

   The calculation of EBITDA and Adjusted EBITDA are shown below (dollars in thousands):


                                         Nine Months
                                            Ended
                                        September 30,  Year Ended December 31,
                                       --------------- ------------------------
                                        2001    2000    2000    1999     1998
                                       ------- ------- ------- -------  -------
 Operating income..................... $33,680 $ 9,524 $19,205 $47,016  $38,834
 Depreciation and amortization........  19,121  13,200  18,878  16,463   13,132
                                       ------- ------- ------- -------  -------
    EBITDA............................  52,801  22,724  38,083  63,479   51,966
 Management fees (a)..................   1,860      --     620      --       --
 Recapitalization costs...............      --  34,268  34,268      --       --
 Year 2000 remediation expense........      --      --      --   2,839       --
 Other non-cash operating items (b)...  16,356     555     555  (1,873)      --
                                       ------- ------- ------- -------  -------
    Adjusted EBITDA (c)............... $71,017 $57,547 $73,526 $64,445  $51,966
                                       ======= ======= ======= =======  =======

   -----
   (a) Management fees are paid pursuant to our management services agreement and are included in selling, general and administrative expense in our statements of operations. Upon the closing of this offering, the parties have agreed to terminate the management services agreement.

    (b)Other non-cash operating items include a write-down and loss on sale of assets of $8.7 million and stock-based compensation expense of $7.6 million for the nine months ended September 30, 2001; stock-based compensation expense of $555,000 for the nine months ended September 30, 2000 and for the year ended December 31, 2000; and a reversal of restructuring charges of $1.9 million for the year ended December 31, 1999.

    (c)Numbers may not add due to rounding.

(4)Adjusted EBITDA is the sum of laboratory EBITDA, animal hospital EBITDA and other revenue, less corporate selling, general and administrative expense, excluding management fees, as shown below (dollars in thousands):

                                  Nine Months
                                     Ended
                                 September 30,      Year Ended December 31,
                               -----------------  --------------------------
                                 2001     2000     2000      1999     1998
                               --------  -------  -------  --------  -------
Laboratory EBITDA............. $ 35,264  $30,495  $38,827  $ 32,273  $24,215
Animal hospital EBITDA........   43,159   34,287   42,985    37,237   31,975
Other revenue.................    1,500      425      925     5,100    5,100
Corporate selling, general and
 administrative...............  (10,766)  (7,660)  (9,831)  (10,165)  (9,324)
Management fees (a)...........    1,860       --      620        --       --
                               --------  -------  -------  --------  -------
   Adjusted EBITDA............ $ 71,017  $57,547  $73,526  $ 64,445  $51,966
                               ========  =======  =======  ========  =======

   -----
    (a)Management fees are paid pursuant to our management services agreement and are included in selling, general and administrative expense in our statements of operations. Upon the closing of this offering, the parties have agreed to terminate the management services agreement.

(5)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total revenue. Laboratory EBITDA margin is calculated by dividing laboratory EBITDA by laboratory revenue. Animal hospital EBITDA margin is calculated by dividing animal hospital EBITDA by animal hospital revenue.

(6)Laboratory internal revenue growth is calculated using laboratory revenue as reported, adjusted to exclude, for those laboratories that we did not own for the entire period presented, an estimate of revenue generated by these newly acquired laboratories subsequent to the date of our purchase. We calculate this estimate of revenue for each newly acquired laboratory using an historical twelve-month revenue figure (in some cases on an annualized basis) provided to us by the seller of the acquired laboratory, which amount is increased by our laboratory revenue growth rate for the prior year. In calculating the laboratory revenue growth rate for the year in which the acquisition occurred, we exclude from our reported laboratory revenue the estimated annual revenue attributable to newly acquired laboratories multiplied by a fraction representing the portion of the year that we owned the related facility. In calculating the laboratory revenue growth rate for the year following the acquisition, we exclude from our reported laboratory revenue the estimated annual revenue attributable to newly acquired laboratories multiplied by a fraction representing the portion of the year that we did not own the facility. To determine our laboratory internal revenue growth rate for the applicable period, we compare our laboratory revenue, net of estimated laboratory revenue of newly acquired laboratories, to our laboratory revenue as reported for the prior comparable period. We believe this fairly presents our laboratory internal revenue growth for the periods presented, although our calculation may not be comparable to similarly titled measures reported by other companies.

(7)Animal hospital same-facility revenue growth is calculated using the combined revenue of the animal hospitals we owned and managed for the entire periods presented.

                                 RISK FACTORS

   The value of an investment in VCA will be subject to significant risks inherent in our business. You should carefully consider the risks and uncertainties described below and other information included in this prospectus before purchasing our common stock. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly.

                         Risks Related to Our Business

We may be unable to successfully execute our growth strategy and, as a result, our business may be harmed.


   Our success depends in part on our ability to build on our position as a leading animal health care services company through a balanced program of internal growth initiatives and selective acquisitions of established animal hospitals and laboratories. If we cannot implement or are not successful in executing these initiatives, our results of operations will be adversely affected. Our internal growth rate may decline and could become negative. Our laboratory internal revenue growth has fluctuated between 9.1% and 12.6% for each fiscal year since 1998. Similarly, our animal hospital same-facility revenue growth has fluctuated between 2.6% and 7.0% over the same periods. Even if we are successful implementing our growth strategy, we may not achieve the economies of scale that we have experienced in the past or that we anticipate. Our internal growth may continue to fluctuate and may be below our historical rates. Any reductions in the rate of our internal growth may cause our revenue and margins to decrease. Our internal growth calculations involve a number of assumptions, and our internal growth may not be calculated in the same manner as that of comparable companies. Our historical growth rates and margins are not necessarily indicative of future results.




Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.

   Since January 1, 1996, we have experienced rapid growth and expansion. Our failure to manage our growth effectively may increase our costs of operations and hinder our ability to execute our business strategy. Our rapid growth has placed, and will continue to place, a significant strain on our management and operational systems and resources. If our business grows, we will need to improve and enhance our overall financial and managerial controls, reporting systems and procedures, and expand, train and manage our workforce. We will also need to increase the capacity of our current systems to meet additional demands.

Difficulties with the integration of new acquisitions may impose substantial costs and delays and cause other problems for us.

   Acquisitions involve a number of risks relating to our ability to integrate an acquired business into our existing operations. The process of integrating the operations of an acquired business, including its personnel, could cause interruptions to our business. Some of the risks we face include:

    .  negative effects on our operating results;

    .  impairments of goodwill and other intangible assets;

    . dependence on retention, hiring and training of key personnel, including specialists;

    .  amortization of intangible assets; and

    . contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, an acquired business.

   The process of integration may require a disproportionate amount of the time and attention of our management, which may distract management's attention from its day-to-day responsibilities. In addition, any interruption or deterioration in service resulting from an acquisition may result in a customer's decision to stop using us. For these reasons, we may not realize the anticipated benefits of an acquisition, either at all or in a timely manner. If that happens and we incur significant costs, it could have a material adverse impact on our business.

A prolonged economic downturn could materially adversely affect our business.

   Our business may be materially adversely affected by prolonged, negative trends in the general economy that reduce consumer spending. Our business depends on the ability and willingness of animal owners to pay for our services. This dependence could make us more vulnerable to any reduction in consumer confidence or disposable income than companies in other industries that are less reliant on consumer spending, such as the human health care industry, in which a large portion of payments are made by insurance programs.

Our substantial amount of debt could adversely affect our ability to run our business.

   We have, and will continue to have, a substantial amount of debt. At September 30, 2001, our debt, excluding unamortized discount, consisted primarily of:

    .  $246.5 million of outstanding borrowings under our credit facility;

    . $136.6 million of outstanding senior notes and senior subordinated notes; and

    .  $1.5 million of other debt.

   Our substantial amount of debt, including senior and secured debt, as well as the guarantees of our subsidiaries and the security interests in our assets, could impair our ability to operate our business effectively and may limit our ability to take advantage of business opportunities. For example, our indentures and credit facility:

    . limit our ability to borrow additional funds or to obtain other financing in the future for working capital, capital expenditures, acquisitions, investments and general corporate purposes;

    . require us to dedicate a substantial portion of our cash flow from operations to pay down our indebtedness, thereby reducing the funds available to use for working capital, capital expenditures, acquisitions and general corporate purposes;

    . limit our ability to dispose of our assets, create liens on our assets or to extend credit;

    . make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business and economic conditions;

    . limit our flexibility in planning for, or reacting to, changes in our business or industry;

    . place us at a competitive disadvantage to our competitors with less debt; and

    . restrict our ability to pay dividends, repurchase or redeem our capital stock or debt, or merge or consolidate with another entity.

   The terms of our indentures and credit facility allow us, under specified conditions, to incur further indebtedness, which would heighten the foregoing risks. If compliance with our debt obligations materially hinders our ability to operate our business and adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may suffer.

We require a significant amount of cash to service our debt and expand our business as planned.

   Our ability to make payments on our debt, and to fund acquisitions, will depend on our ability to generate cash in the future. Insufficient cash flow could place us at risk of default under our debt agreements or could prevent us from expanding our business as planned. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations, our strategy to increase operating efficiencies may not be realized and future borrowings may not be available to us under our credit facility in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. In order to meet our debt obligations, we may need to refinance all or a portion of our debt. We may not be able to refinance any of our debt, on commercially reasonable terms or at all.

Our failure to satisfy covenants in our debt instruments will cause a default under those instruments.

   In addition to imposing restrictions on our business and operations, our debt instruments include a number of covenants relating to financial ratios and tests. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants would result in a default under these instruments. An event of default would permit our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. Moreover, these lenders would have the option to terminate any obligation to make further extensions of credit under these instruments. If we are unable to repay debt to our senior lenders, these lenders could proceed against our assets.

Due to the fixed cost nature of our business, fluctuations in our revenue could adversely affect our operating income.

   Approximately 56.5% of our expense, particularly rent and personnel costs, are fixed costs and are based in part on expectations of revenue. We may be unable to reduce spending in a timely manner to compensate for any significant fluctuations in our revenue. Accordingly, shortfalls in revenue may adversely affect our operating income.

The significant competition in the animal health care services industry could cause us to reduce prices or lose market share.

   The animal health care services industry is highly competitive. To compete successfully, we may be required to reduce prices, increase our operating costs or take other measures that could have an adverse effect on our financial condition, results of operations, margins and cash flow. If we are unable to compete successfully, we may lose market share.

   There are many clinical laboratory companies that provide a broad range of laboratory testing services in the same markets we service. Our largest competitor for outsourced laboratory testing services is Idexx Laboratories, Inc. Also, Idexx and several other national companies provide on-site diagnostic equipment that allows veterinarians to perform their own laboratory tests.

   Our primary competitors for our animal hospitals in most markets are individual practitioners or small, regional, multi-clinic practices. Also, regional pet care companies and some national companies, including operators of super-stores, are developing multi-regional networks of animal hospitals in markets in which we operate.

We may experience difficulties hiring skilled veterinarians due to periodic shortages which could disrupt our business.

   Skilled veterinarians are in shortage from time to time in particular regional markets in which we operate animal hospitals. During these shortages, we may be unable to hire enough qualified veterinarians to adequately staff our animal hospitals in these regions, in which event we may lose market share and our revenues and profitability may decline.

If we fail to comply with governmental regulations applicable to our business, various governmental agencies may impose fines, institute litigation or preclude us from operating in certain states.

   The laws of many states prohibit business corporations from providing, or holding themselves out as providers of, veterinary medical care. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. We operate 53 animal hospitals in 11 states with these laws, including 21 in New York. We may experience difficulty in expanding our operations into other states with similar laws. Given varying and uncertain interpretations of the veterinary laws of each state, we may not be in compliance with restrictions on the corporate practice of veterinary medicine in all states. A determination that we are in violation of applicable restrictions on the practice of veterinary medicine in any state in which we operate could have a material adverse effect on us, particularly if we were unable to restructure our operations to comply with the requirements of that state.

   For example, we currently are a party to a lawsuit in the State of Ohio in which that State has alleged that our management of a veterinary medical group licensed to practice veterinary medicine in that state violates the Ohio statute prohibiting business corporations from providing or holding themselves out as providers of veterinary medical care. On March 20, 2001, the trial court in the case entered summary judgment in favor of the State of Ohio and issued an order enjoining us from operating in the State of Ohio in a manner that is in violation of the state statute. In response, we have restructured our operations in the State of Ohio in a manner that we believe conforms to the state law and the court's order. The Attorney General of the State of Ohio has informed us that it disagrees with our position that we are in compliance with the court's order. We are currently in discussions with the Attorney General's office in the State of Ohio in an attempt to resolve this matter. We may not be able to reach a settlement, in which case we would be required to discontinue our operations in the state. Our five animal hospitals in the State of Ohio have a book value of $6.1 million as of September 30, 2001. If we were required to discontinue our operations in the State of Ohio, we may not be able to dispose of the hospital assets for their book value. The animal hospitals located in the State of Ohio generated revenue, EBITDA and operating income of $2.2 million, $754,000 and $513,000, respectively, in the twelve months ended December 31, 2000 and $1.7 million, $575,000 and $376,000, respectively, in the nine months ended September 30, 2001.

   All of the states in which we operate impose various registration requirements. To fulfill these requirements, we have registered each of our facilities with appropriate governmental agencies and, where required, have appointed a licensed veterinarian to act on behalf of each facility. All veterinary doctors practicing in our clinics are required to maintain valid state licenses to practice.

Any failure in our information technology systems could significantly increase testing turn-around time, reduce our production capacity and otherwise disrupt our operations.

   Our laboratory operations depend, in part, on the continued and uninterrupted performance of our information technology systems. Our growth has necessitated continued expansion and upgrade of our information technology infrastructure. Sustained system failures or interruption in one or more of our laboratory operations could disrupt our ability to process laboratory requisitions, perform testing, provide test results in a timely manner and/or bill the appropriate party. We could lose customers and revenue as a result of a system failure.

   Our computer systems are vulnerable to damage or interruption from a variety of sources, including telecommunications failures, electricity brownouts or blackouts, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions we have taken, unanticipated problems affecting our systems could cause interruptions in our information technology systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our systems.

The loss of Mr. Robert L. Antin, our Chairman, President and Chief Executive Officer, could materially and adversely affect our business.

   We are dependent upon the management and leadership of our Chairman, President and Chief Executive Officer, Robert L. Antin. We have an employment contract with Mr. Antin which may be terminated at the option of Mr. Antin. We do not maintain any key man life insurance coverage for Mr. Antin. The loss of Mr. Antin could materially adversely affect our business.

                      Risks Associated with this Offering

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

   Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in the aggregate, approximately 52.2% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. The directors elected by these stockholders will be able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness. This control may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interests.

Future sales of shares of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

   If our existing stockholders sell substantial amounts of our common stock in the public market following this offering or if there is a perception that these sales may occur, the market price of our common stock could decline. Based on shares outstanding as of September 30, 2001, upon completion of this offering we will have outstanding approximately 32,216,212 shares of common stock. Of these shares, only the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus unless waived, an additional 18,216,212 shares will be eligible for sale in the public market at various times, subject to volume limitations under Rule 144 of the Securities Act of 1933. See "Shares Eligible for Future Sale" for more information regarding shares of our common stock that may be sold by existing stockholders after the closing of this offering.

Because our common stock is not currently traded on a public market, the initial public offering price may not be indicative of the market price of our common stock after this offering. You may be unable to resell your shares at or above the initial public offering price.

   There is currently no public market for our common stock. An active public market may not develop for our common stock following this offering. If a market does develop, the market price of our common stock may be less than the public offering price. The public offering price will be determined by negotiations between us and the representatives of the underwriters and will not necessarily be indicative of the market price of the common stock after the offering. The prices at which the common stock will trade after the offering will be determined by the marketplace and may be influenced by many factors, including:

    . the information included in this prospectus and otherwise available to the representatives;

    .  the history and the prospects of the industry in which we compete;

    .  the ability of our management;

    .  our past and present operations;

    .  our prospects for future earnings;

    . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

    .  market conditions for initial public offerings; and

    . the general condition of the securities markets at the time of this offering.

The price of our common stock may be volatile.

   Following this offering, the price at which our common stock will trade may be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly traded companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert management's attention and resources from the operation of our business.

Terrorism and the uncertainty of war may have a material adverse effect on our operating results.

   Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, the response by the United States on October 7, 2001 and other acts of violence or war may affect the market on which our common stock will trade, the markets in which we operate, our operations and profitability and your investment. Further terrorist attacks against the United States or United States businesses may occur. The potential near-term and long-term effect these attacks may have for our customers, the market for our common stock, the markets for our services and the U.S. economy are uncertain. The consequences of any terrorist attacks, or any armed conflicts which may result, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our markets, our business or your investment.

Our stock price may be adversely affected because our results of operations may fluctuate significantly from quarter to quarter.

   Our operating results may fluctuate significantly in the future. If our quarterly revenue and operating results fall below the expectations of securities analysts and investors, the market price of our common stock could fall substantially. We believe that quarter to quarter or annual comparisons of our operating results are not a good indication of our future performance. Historically, when you eliminate the effect of acquisitions, we have experienced higher revenue in the second and third quarters than in the first and fourth quarters. The demand for our veterinary services is higher during warmer months because pets spend a greater amount of time outdoors, where they are more likely to be injured and are more susceptible to disease and parasites. Also, use of veterinary services may be affected by levels of infestation of fleas, heartworms and ticks, and the number of daylight hours. A substantial portion of our costs are fixed and do not vary with the level of demand for our services. Therefore, net income for the second and third quarters at individual animal hospitals and veterinary diagnostic laboratories generally is higher than in the first and fourth quarters.

   Operating results also may vary depending on a number of factors, many of which are outside our control, including:

    .  demand for our tests;

    .  changes in our pricing policies or those of our competitors;

    .  the hiring and retention of key personnel;

    .  wage and cost pressures;

    .  changes in fuel prices or electrical rates;

    .  costs related to acquisitions of technologies or businesses; and

    .  seasonal and general economic factors.

You will incur immediate and substantial dilution as a result of this offering.

   The initial public offering price is substantially higher than the book value per share of the common stock. As a result, purchasers in this offering will experience immediate and substantial dilution of $21.87 per share in the tangible book value of the common stock from the initial public offering price.

Takeover defense provisions may adversely affect the market price of our common stock.

   Various provisions of Delaware corporation law and of our corporate governance documents may inhibit changes in control not approved by our board of directors and may have the effect of depriving you of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. In addition, the existence of these provisions may adversely affect the market price of our common stock. These provisions include:

    .  a classified board of directors;

    .  a prohibition on stockholder action through written consents;

    . a requirement that special meetings of stockholders be called only by our the board of directors;

    .  advance notice requirements for stockholder proposals and nominations;
       and

    .  availability of "blank check" preferred stock.

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus are forward-looking statements. We generally identify forward-looking statements in this prospectus using words like "believe," "intend," "expect," "estimate," "may," "should," "plan," "project," "contemplate," "anticipate," "predict," or similar expressions. These statements involve known and unknown risks, uncertainties, and other factors, including those described in this "Risk Factors" section, that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

                                USE OF PROCEEDS

   We expect to receive $182.0 million in gross proceeds from the sale of shares of our common stock in this offering based on the sale of 14,000,000 shares at an assumed initial public offering price of $13.00 per share, the midpoint of the offering range set forth on the cover page of this prospectus. We expect our net proceeds from this offering and the concurrent note offering to be approximately $315.0 million and $340.4 million if the underwriters exercise their over-allotment option in full.

   We intend to use the net proceeds from these offerings and our cash on hand to:

    .  repay approximately $104.2 million of our credit facility;

    . repay approximately $47.8 million of the outstanding principal amount of our 15.5% senior notes due 2010 at a redemption price of 110% of the principal amount, for an aggregate of $52.6 million, plus accrued and unpaid interest;

    . redeem in full, all outstanding shares of our 14% series A redeemable preferred stock and our 12% series B redeemable preferred stock having an aggregate liquidation preference of $86.3 million and $83.9 million, respectively, plus accrued and unpaid dividends.


   If the underwriters exercise their over-allotment option, we will receive additional net proceeds of $25.4 million which we intend to use to reduce indebtedness. The closing of the concurrent note offering will occur simultaneously with the closing of this offering.


   Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term investment grade securities.

                                DIVIDEND POLICY

   We have not paid cash dividends on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. In addition, our credit facility and the indentures governing our outstanding senior and senior subordinated notes place limitations on our ability to pay dividends or make other distributions in respect of our common stock. Any future determination as to the payment of dividends on our common stock will be restricted by these limitations, will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by the board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

   The terms of our series A and series B redeemable preferred stock require us to pay dividends whether or not declared by our board of directors, out of funds legally available. Dividends on the series A and series B redeemable preferred stock accrue at the rates of 14% and 12% per annum of the liquidation preference. Dividends are payable in cash on a quarterly basis. If dividends are not paid when due, the amount payable is added to the liquidation preference. At September 30, 2001, dividends earned but not paid were $11.4 million and $9.6 million for the series A and series B redeemable preferred stock, respectively.

                                   DILUTION

   At September 30, 2001, we had net tangible book value of $(441.6) million, or $(24.24) per share. Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to this offering at an assumed initial public offering price of $13.00 per share, the mid-point of the offering range set forth on the cover of this prospectus, the concurrent note offering and the application of the net proceeds therefrom and the use of $12.0 million of cash on hand, our as adjusted pro forma net tangible book value at September 30, 2001 would have been $(285.8) million or $(8.87) per share. This represents an immediate increase in net tangible book value of $15.37 per share to existing stockholders and an immediate dilution of $21.87 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates the per share dilution to the new investors.


Assumed initial public offering price.................................................          $13.00
   Net tangible book value per share at September 30, 2001............................ $(24.24)
   Increase per share attributable to this offering, the concurrent note offering and
     the use of $12.0 million of cash on hand.........................................   15.37
                                                                                       -------
As adjusted pro forma net tangible book value per share after this offering, the
  concurrent note offering and the use of $12.0 million of cash on hand...............           (8.87)
                                                                                                ------
Dilution per share to new investors in this offering..................................          $21.87
                                                                                                ======


   The following table summarizes, on an as adjusted basis, as of September 30, 2001, the total number of shares of our common stock, the total cash consideration paid and the average price per share paid by the existing stockholders and by the new investors in this offering before deducting the underwriting discount and estimated offering expenses:



                           Shares Purchased   Total Consideration   Average
                          ------------------  -------------------  Price Per
                            Number    Percent    Amount    Percent   Share
                          ----------- ------- ------------ ------- ---------
    Existing stockholders  18,216,212   56.5% $ 17,662,712    8.8%    $ 0.97
    New investors........  14,000,000   43.5   182,000,000   91.2      13.00
                          -----------  -----  ------------  -----
       Total.............  32,216,212  100.0% $199,662,712  100.0%
                          ===========  =====  ============  =====

   The foregoing discussion and table assume no exercise of any stock options or warrants outstanding as of September 30, 2001. As of September 30, 2001, there were options or warrants outstanding to purchase a total of 1,781,790 shares of our common stock and 2,000,000 shares reserved for issuance pursuant to future grants of options under our 1996 Stock Incentive Plan and our 2001 Stock Incentive Plan. To the extent that any of these shares are issued, there will be further dilution to new investors. See "Capitalization," "Management" and Note 10 to our Consolidated Financial Statements.

                                CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 2001:

    .  on an actual basis; and


    . on a pro forma as adjusted basis, giving effect to this offering at an assumed initial public offering price of $13.00 per share, which is the mid-point in the offering range set forth on the cover page of this prospectus, the concurrent note offering and the intended application of the net proceeds therefrom and the use of $12.0 million of cash on hand.



                                                                                     As of September 30, 2001
                                                                                     -----------------------
                                                                                                 Pro Forma
                                                                                      Actual   As Adjusted(1)
                                                                                     -------   --------------
                                                                                      (dollars in millions)
Total debt:
   Credit facility:
       Revolving credit facility (2)................................................ $    --      $    --
       Term loan A..................................................................    49.0         28.3
       Term loan B..................................................................   197.5        114.0
      % senior subordinated notes offered concurrently with this offering...........      --        150.0
   13.5% senior subordinated notes..................................................    20.0         20.0
   Senior notes.....................................................................   116.6         68.8
   Other debt.......................................................................     1.5          1.5
   Unamortized discount.............................................................   (13.2)        (8.8)
                                                                                     -------      -------
       Total debt...................................................................   371.4        373.8
                                                                                     -------      -------
Series A redeemable preferred stock, $.01 par value, 3,000,000 shares authorized;
  2,998,408 shares issued and outstanding, actual; no shares issued and outstanding,
  pro forma as adjusted.............................................................    86.3           --
Series B redeemable preferred stock, $.01 par value, 3,000,000 shares authorized;
  2,970,822 shares issued and outstanding, actual; no shares issued and outstanding,
  pro forma as adjusted.............................................................    83.9           --
Stockholders' equity:...............................................................
   Common stock, $.01 par value; 24,000,000 shares authorized, 18,216,212 shares issued and outstanding, actual; 75,000,000 shares authorized and
     32,216,212 shares issued and outstanding, pro forma as adjusted (3)............     0.2          0.3
   Additional paid-in capital.......................................................    26.8        194.6
   Notes receivable from stockholders...............................................    (0.5)        (0.5)
   Accumulated deficit..............................................................  (122.4)      (130.7)
   Accumulated comprehensive loss...................................................    (2.0)        (2.0)
                                                                                     -------      -------
       Total stockholders' equity (deficit).........................................   (97.9)        61.7
                                                                                     -------      -------
       Total capitalization......................................................... $ 443.7      $ 435.5
                                                                                     =======      =======

--------

(1) The pro forma as adjusted data are presented as if this offering, the concurrent note offering and the application of the net proceeds therefrom and the use of $12.0 million of cash on hand had occurred at September 30, 2001. The closing of the concurrent note offering will occur simultaneously with the closing of this offering.

(2) The revolving credit facility provides for borrowings of up to $50.0 million.
(3) Share information is based on the number of shares outstanding as of September 30, 2001 and:

    . excludes 631,800 shares of common stock issuable upon exercise of outstanding options under our stock incentive plans, at an exercise price of $1.00 per share;

    . excludes 1,149,990 shares of common stock issuable upon exercise of outstanding warrants, at an exercise price of $0.0007 per share, which, if not exercised, terminate upon the closing of this offering;

    . excludes 2,000,000 shares available for future issuance under our stock incentive plans; and

    .  assumes no exercise of the underwriters' over-allotment option.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   The selected historical consolidated financial data as of and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 have been derived from our audited financial statements. These financial statements were audited by Arthur Andersen LLP. The selected historical consolidated financial data as of and for the nine months ended September 30, 2001 and 2000 have been derived from our unaudited interim financial statements and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for those periods and as of those dates. Our results for interim periods are not necessarily indicative of our results for a full year's operations. You should read the selected financial data presented below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. Our audited consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and our unaudited, consolidated financial statements as of and for the nine months ended September 30, 2001 and for the nine months ended September 30, 2000 are included in this prospectus.


                                            Nine Months Ended
                                              September 30,                 Year Ended December 31,
                                           ------------------  ------------------------------------------------
                                             2001      2000      2000      1999      1998      1997      1996
                                           --------  --------  --------  --------  --------  --------  --------
                                                         (in thousands, except per share amounts)
Statements of Operations Data:
Laboratory revenue........................ $101,855  $ 90,831  $119,300  $103,282  $ 89,896  $ 68,997  $ 56,774
Animal hospital revenue...................  207,665   182,716   240,624   217,988   191,888   165,848   120,110
Other revenue (1).........................    1,500       425       925     5,100     5,100     5,764     8,674
Intercompany..............................   (5,655)   (4,691)   (6,162)   (5,810)   (5,845)   (4,696)   (4,130)
                                           --------  --------  --------  --------  --------  --------  --------
Total revenue.............................  305,365   269,281   354,687   320,560   281,039   235,913   181,428
Direct costs..............................  212,042   191,269   254,787   232,493   209,380   178,630   138,854
Selling, general and administrative.......   24,166    20,465    26,994    23,622    19,693    17,676    19,735
Depreciation and amortization.............   19,121    13,200    18,878    16,463    13,132    11,199     7,496
Recapitalization costs....................       --    34,268    34,268        --        --        --        --
Year 2000 remediation expense.............       --        --        --     2,839        --        --        --
Restructuring and merger costs............       --        --        --        --        --        --     5,690
Other non-cash operating items............   16,356       555       555    (1,873)       --        --    12,424
                                           --------  --------  --------  --------  --------  --------  --------
   Operating income (loss)................   33,680     9,524    19,205    47,016    38,834    28,408    (2,771)
Net interest expense......................   32,387     8,433    19,892     9,449     8,832     7,411     3,325
Other (income) expense....................      233    (3,200)    1,800        --        --        --        --
                                           --------  --------  --------  --------  --------  --------  --------
   Income (loss) before minority
    interest, provision for income
    taxes and extraordinary item..........    1,060     4,291    (2,487)   37,567    30,002    20,997    (6,096)
Minority interest in income of
 subsidiaries.............................    1,104       808     1,066       850       780       424     6,577
Provision for income taxes................    6,741     2,709     2,199    14,360    12,954     9,347     1,959
Extraordinary loss on early
 extinguishment of debt (net of taxes)....       --     2,659     2,659        --        --        --        --
Increase in carrying amount of
 redeemable preferred stock...............   15,583       539     5,391        --        --        --        --
                                           --------  --------  --------  --------  --------  --------  --------
   Net income (loss) available to
    common stockholders................... $(22,368) $ (2,424) $(13,802) $ 22,357  $ 16,268  $ 11,226  $(14,632)
                                           ========  ========  ========  ========  ========  ========  ========

Basic earnings (loss) per share........... $  (1.27) $  (0.01) $  (0.06) $   0.07  $   0.05  $   0.04  $  (0.06)
Diluted earnings (loss) per share......... $  (1.27) $  (0.01) $  (0.06) $   0.07  $   0.05  $   0.04  $  (0.06)
Shares used for computing basic earnings
 (loss) per share.........................   17,643   306,718   234,055   315,945   305,250   294,390   239,130
Shares used for computing diluted earnings
 (loss) per share.........................   17,643   306,718   234,055   329,775   329,100   315,195   239,130

                                      Nine Months Ended
                                        September 30,                 Year Ended December 31,
                                     ------------------  ------------------------------------------------
                                       2001      2000      2000      1999      1998      1997      1996
                                     --------  --------  --------  --------  --------  --------  --------
                                               (dollars in thousands, except per share amounts)
Other Financial Data:
Adjusted EBITDA (2)(3).............. $ 71,017  $ 57,547  $ 73,526  $ 64,445  $ 51,966  $ 39,607  $ 22,839
Adjusted EBITDA margin (4)..........     23.3%     21.4%     20.7%     20.1%     18.5%     16.8%     12.6%

Laboratory EBITDA................... $ 35,264  $ 30,495  $ 38,827  $ 32,273  $ 24,215  $ 20,142  $ 16,565
Laboratory EBITDA margin (4)........     34.6%     33.6%     32.5%     31.2%     26.9%     29.2%     29.2%

Animal hospital EBITDA.............. $ 43,159  $ 34,287  $ 42,985  $ 37,237  $ 31,975  $ 23,243  $ 15,794
Animal hospital EBITDA margin (4)...     20.8%     18.8%     17.9%     17.1%     16.7%     14.0%     13.1%

Net cash provided by operating
 activities......................... $ 49,316  $ 46,975  $ 60,054  $ 38,467  $ 27,123  $ 22,674  $  1,603
Capital expenditures................   10,604    13,686    22,555    21,803    11,678     7,241     6,962
Balance Sheet Data (at period end):
Cash and cash equivalents........... $ 23,631  $ 17,031  $ 10,519  $ 10,620  $  8,977  $ 19,882  $ 29,621
Net working capital.................    2,175     8,240     5,289     9,605     6,694    (4,454)  (10,221)
Total assets........................  501,227   481,709   483,070   426,500   393,960   386,089   354,009
Total debt..........................  371,365   358,908   362,749   161,535   159,787   173,875   148,822
Total redeemable preferred stock....  170,205   149,771   154,622        --        --        --        --
Total stockholders' equity (deficit)  (97,946)  (69,934)  (81,310)  231,229   202,685   180,851   167,350

--------
(1)Other revenue includes consulting fees of $1.5 million and $425,000 for the nine months ended September 30, 2001 and 2000; and of $925,000, $5.1 million, $5.1 million and $4.7 million for the years ended December 31, 2000, 1999, 1998 and 1997. For the years ended December 31, 1997 and 1996 other revenue also includes revenue from our pet product joint venture; we transferred the control of the joint venture to our joint venture partner in February 1997.
(2)EBITDA is operating income (loss) before depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude management fees, recapitalization costs, Year 2000 remediation expense and other non-cash operating items. EBITDA and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles, or GAAP. Although EBITDA and Adjusted EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, we understand that EBITDA and Adjusted EBITDA are widely used by financial analysts as a measure of financial performance. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

   The calculation of EBITDA and Adjusted EBITDA is shown below (dollars in thousands):


                                  Nine Months Ended
                                    September 30,            Year Ended December 31,
                                  ----------------- ----------------------------------------
                                    2001     2000    2000    1999     1998    1997    1996
                                  -------  -------  ------- -------  ------- ------- -------
Operating income (loss).......... $33,680  $ 9,524  $19,205 $47,016  $38,834 $28,408 $(2,771)
Depreciation and amortization....  19,121   13,200   18,878  16,463   13,132  11,199   7,496
                                  -------  -------  ------- -------  ------- ------- -------
   EBITDA........................  52,801   22,724   38,083  63,479   51,966  39,607   4,725
Management fees(a)...............   1,860       --      620      --       --      --      --
Recapitalization costs...........      --   34,268   34,268      --       --      --      --
Year 2000 remediation expense....      --       --       --   2,839       --      --      --
Restructuring and merger costs...      --       --       --      --       --      --   5,690
Other non-cash operating items(b)  16,356      555      555  (1,873)      --      --  12,424
                                  -------  -------  ------- -------  ------- ------- -------
   Adjusted EBITDA............... $71,017  $57,547  $73,526 $64,445  $51,966 $39,607 $22,839
                                  =======  =======  ======= =======  ======= ======= =======

--------
  (a)Management fees are paid pursuant to our management services agreement and are included in selling, general and administrative expense in our statements of operations. Upon the closing of this offering, the parties have agreed to terminate the management services agreement.

  (b)Other non-cash operating items include a write-down and loss on sale of assets of $8.7 million and stock-based compensation expense of $7.6 million for the nine months ended September 30, 2001; stock-based compensation expense of $555,000 for the nine months ended September 30, 2000 and for the year ended December 31, 2000; reversal of restructuring charges of $1.9 million for the year ended December 31, 1999; reversal of restructuring charges of $2.1 million and restructuring charges of $2.1 million for the year ended December 31, 1997; and restructuring charges of $2.9 million and a write-down of assets of $9.5 million for the year ended December 31, 1996. Numbers may not add due to rounding.


(3)Adjusted EBITDA is the sum of laboratory EBITDA, animal hospital EBITDA and other revenue, less corporate selling, general and administrative expense, excluding management fees. For the years ended December 31, 1997 and 1996, Adjusted EBITDA also includes EBITDA of our pet products joint venture of $168,000 and a loss of $1.1 million.

   The calculation of Adjusted EBITDA is shown below (dollars in thousands):

                                      Nine Months Ended
                                        September 30,               Year Ended December 31,
                                      -----------------  --------------------------------------------
                                        2001     2000     2000      1999     1998     1997     1996
                                      --------  -------  -------  --------  -------  -------  -------
Laboratory EBITDA.................... $ 35,264  $30,495  $38,827  $ 32,273  $24,215  $20,142  $16,565
Animal hospital EBITDA...............   43,159   34,287   42,985    37,237   31,975   23,243   15,794
Other revenue........................    1,500      425      925     5,100    5,100    4,700       --
Corporate, selling and administrative
 expense.............................  (10,766)  (7,660)  (9,831)  (10,165)  (9,324)  (8,646)  (8,386)
Management fees (a)..................    1,860       --      620        --       --       --       --
Pet products joint venture EBITDA....       --       --       --        --       --      168   (1,134)
                                      --------  -------  -------  --------  -------  -------  -------
   Adjusted EBITDA................... $ 71,017  $57,547  $73,526  $ 64,445  $51,966  $39,607  $22,839
                                      ========  =======  =======  ========  =======  =======  =======

--------
  (a)Management fees are paid pursuant to our management services agreement and are included in selling, general and administrative expense in our statements of operations. Upon the closing of this offering, the parties have agreed to terminate the management services agreement.

(4)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total revenue. Laboratory EBITDA margin is calculated by dividing laboratory EBITDA by laboratory revenue. Animal hospital EBITDA margin is calculated by dividing animal hospital EBITDA by animal hospital revenue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

   You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risk and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Overview

   We are a leading animal health care services company and operate the largest networks of veterinary diagnostic laboratories and free-standing, full-service animal hospitals in the United States. Our network of veterinary diagnostic laboratories provides sophisticated testing and consulting services used by veterinarians in the detection, diagnosis, evaluation, monitoring, treatment and prevention of diseases and other conditions affecting animals. Our animal hospitals offer a full range of general medical and surgical services for companion animals. We treat diseases and injuries, offer pharmaceutical products and perform a variety of pet wellness programs, including routine vaccinations, health examinations, diagnostic testing, spaying, neutering and dental care.

   Our company was formed in 1986 by Robert Antin, Arthur Antin and Neil Tauber, who have served since our inception as our Chief Executive Officer, Chief Operating Officer and Senior Vice President of Development, respectively. During the 1990s, we established a premier position in the veterinary diagnostic laboratory and animal hospital markets through both internal growth and acquisitions. By 1997, we achieved a critical mass, building a laboratory network of 12 laboratories servicing animal hospitals in all 50 states and completing acquisitions for a total of 160 animal hospitals. At September 30, 2001, our laboratory network consisted of 15 laboratories serving all 50 states and our animal hospital network consisted of 214 animal hospitals in 33 states. We are focusing primarily on generating internal growth to increase revenue and profitability. In order to augment internal growth, we may selectively acquire laboratories and intend to acquire approximately 15-25 animal hospitals per year, depending upon the attractiveness of candidates and the strategic fit with our existing operations.

   The following table summarizes our growth in facilities for the periods presented:

                                               Nine Months Ended   Year Ended
                                                 September 30,    December 31,
                                               ----------------  -------------
                                                2001      2000   2000 1999 1998
                                               ----      ----    ---- ---- ----
  Laboratories:
     Beginning of period......................  15        13      13   12   12
     Acquisitions & new facilities............  --         2       3    3    1
     Relocated into other labs operated by us.  --        (1)     (1)  (2)  (1)
                                               ---       ---     ---  ---  ---
     End of period............................  15        14      15   13   12
                                               ===       ===     ===  ===  ===
  Animal hospitals:
     Beginning of period...................... 209       194     194  168  160
     Acquisitions.............................  18        16      24   39   11
     Relocated into hospitals operated by us.. (10)       (5)     (8) (11)  (1)
     Sold or closed...........................  (3)       --      (1)  (2)  (2)
                                               ---       ---     ---  ---  ---
     End of period............................ 214       205     209  194  168
                                               ===       ===     ===  ===  ===
     Owned at end of period................... 161       151     157  149  145
     Managed at end of period.................  53        54      52   45   23

   We were a publicly traded company from 1991 until September 2000, when we completed a recapitalization with an entity controlled by Leonard Green & Partners. The recapitalization was completed in a financial market which we believed did not adequately value companies of our size and type because the market's focus and attention was largely on technology and internet based companies. Our subsequent performance and the changing market dynamics support the determination by our Board of Directors to re-enter the public sector. The recapitalization was financed by:

    . the contribution of $155.0 million by a group of investors led by Leonard Green & Partners,

    .  borrowings of $250.0 million under a $300.0 million credit facility,

    .  the issuance of an aggregate of $100.0 million of senior notes, and

    . the issuance of an aggregate of $20.0 million of senior subordinated notes.

   Upon consummation of this offering, the parties have agreed to terminate non-competition agreements with four members of our senior management and the management services agreement with Leonard Green & Partners. In connection with the termination of these agreements, we will take a non-cash charge of approximately $10.4 million and a cash charge of $8.0 million. In addition, we are considering terminating a portion of our collar agreement in the fourth quarter of 2001 which may result in a cash charge of approximately $2.5 million. For a description of these agreements, see "Related Party Transactions--Non-Competition Agreements," "Related Party Transactions--Management Services Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--New Accounting Pronouncements--Derivatives--Our Collar Agreement."

Basis of Reporting

  General

   We report our operations in three segments: laboratory, animal hospital and corporate.

  Revenue Recognition

   Revenue is recognized only after the following criteria are met:

    .  there exists adequate evidence of the transaction;

    .  delivery of goods has occurred or services have been rendered; and

    . the price is not contingent on future activity and collectibility is reasonably assured.

  Laboratory Revenue


   A portion of laboratory revenue is intercompany revenue that was generated by providing laboratory services to our animal hospitals. Laboratory internal revenue growth is calculated using laboratory revenue as reported, adjusted to exclude, for those laboratories that we did not own for the entire period presented, an estimate of revenue generated by these newly acquired laboratories subsequent to the date of our purchase. We calculate this estimate of revenue for each newly acquired laboratory using an historical twelve-month revenue figure (in some cases on an annualized basis) provided to us by the seller of the acquired laboratory, which amount is increased by our laboratory revenue growth rate for the prior year. In calculating the laboratory revenue growth rate for the year in which the acquisition occurred, we exclude from our reported laboratory revenue the estimated annual revenue attributable to newly acquired laboratories multiplied by a fraction representing the portion of the year that we owned the related facility. In calculating the laboratory revenue growth rate for the year following the acquisition, we exclude from our reported laboratory revenue the estimated annual revenue attributable to newly acquired laboratories multiplied by a fraction representing the portion of the year that we did not own the facility. To determine our laboratory internal revenue growth rate for the applicable period, we compare our laboratory revenue net of estimated laboratory revenue of newly acquired laboratories, to our laboratory revenue as reported for the prior comparable period. We believe this fairly presents our laboratory internal revenue growth for the periods presented, although our calculation may not be comparable to similarly titled measures by other companies.

  Animal Hospital Revenue

   Animal hospital revenue is comprised of revenue of the animal hospitals that we own and the management fees of animal hospitals that we manage. Certain states prohibit business corporations from providing or holding themselves out as providers of veterinary medical care. In these states, we enter into arrangements with a veterinary medical group that provides all veterinary medical care, although we manage the administrative functions associated with the operation of the animal hospitals. In return for our services, the veterinary medical group pays us a management fee. We do not consolidate the operations of animal hospitals that we manage. However, for purposes of calculating same-facility revenue growth in our animal hospitals, we use the combined revenue of animal hospitals owned and managed for the entire periods presented.

  Other Revenue

   Other revenue is comprised of consulting fees from Heinz Pet Products relating to the marketing of its proprietary pet food.

  Direct Costs

   Laboratory direct costs are comprised of all costs of laboratory services, including salaries of veterinarians, technicians and other non-administrative, laboratory-based personnel, facilities rent, occupancy costs and supply costs. Animal hospital direct costs are comprised of all costs of services and products at the hospitals, including salaries of veterinarians, technicians and all other hospital-based personnel employed by the hospitals we own, facilities rent, occupancy costs, supply costs and costs of goods sold associated with the retail sales of pet food and pet supplies.

  Selling, General and Administrative

   Our selling, general and administrative expense is divided between our laboratory, animal hospital and corporate segments. Laboratory selling, general and administrative expense consists primarily of sales and administrative personnel and selling, marketing and promotional expense. Animal hospital selling, general and administrative expense consists primarily of field management and administrative personnel, recruiting and marketing expense. Corporate selling, general and administrative expense consists of administrative expense at our headquarters, including the salaries of corporate officers, professional expense, rent and occupancy costs.

  EBITDA and Adjusted EBITDA

   EBITDA is operating income (loss) before depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude management fees paid pursuant to our management services agreement, recapitalization costs, Year 2000 remediation expense and other non-cash operating items. Corporate EBITDA is comprised of other revenue less corporate selling, general and administrative expense.

   EBITDA and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles, or GAAP. Although EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, we understand that EBITDA and Adjusted EBITDA are widely used by financial analysts as a measure of financial performance. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

Results of Operations

   The following table sets forth components of our statements of operations data expressed as a percentage of revenue for the indicated periods:


                                                  Nine Months Ended
                                                    September 30,   Year Ended December 31,
                                                  ---------------   ----------------------
                                                   2001     2000     2000      1999  1998
                                                  -----    -----    -----     -----  -----
Revenue:
   Laboratory....................................   33.4%    33.7%    33.6%    32.2%  32.0%
   Animal hospital...............................   68.0     67.8     67.8     68.0   68.3
   Other.........................................    0.5      0.2      0.3      1.6    1.8
   Intercompany..................................   (1.9)    (1.7)    (1.7)    (1.8)  (2.1)
                                                  -----    -----    -----     -----  -----
       Total revenue.............................  100.0    100.0    100.0    100.0  100.0
Direct costs.....................................   69.4     71.0     71.8     72.5   74.5
Selling, general and administrative..............    7.9      7.6      7.6      7.4    7.0
Depreciation and amortization....................    6.3      4.9      5.4      5.1    4.7
Recapitalization costs...........................     --     12.9      9.7       --     --
Year 2000 remediation expense....................     --       --       --      0.9     --
Other non-cash operating items...................    5.4      0.1      0.1     (0.6)    --
                                                  -----    -----    -----     -----  -----
   Operating income..............................   11.0      3.5      5.4     14.7   13.8
Interest expense, net............................   10.6      3.1      5.6      2.9    3.1
Other (income) expense...........................     --     (1.2)     0.5       --     --
Minority interest................................    0.4      0.3      0.3      0.3    0.3
Income tax provision.............................    2.2      1.0      0.6      4.5    4.6
Extraordinary loss on early extinguishment.......     --      1.0      0.8       --     --
                                                  -----    -----    -----     -----  -----
       Net income (loss).........................   (2.2)%   (0.7)%   (2.4)%    7.0%   5.8%
                                                  =====    =====    =====     =====  =====


Nine Months Ended September 30, 2001 and 2000

Revenue

   The following table summarizes our revenue for the nine months ended September 30, 2001 and 2000 (dollars in thousands, unaudited):

                                                            Percentage
                                          2001      2000      Change
                                        --------  --------  ----------
          Laboratory................... $101,855  $ 90,831     12.1%
          Animal hospital..............  207,665   182,716     13.7%
          Other........................    1,500       425
          Intercompany.................   (5,655)   (4,691)
                                        --------  --------
             Total revenue............. $305,365  $269,281     13.4%
                                        ========  ========

  Laboratory Revenue

   Laboratory revenue increased $11.0 million, or 12.1%, for the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000. The increase primarily was due to internal growth of 11.5%, which resulted from an increase in the overall number of tests and requisitions and an increase in the average revenue per requisition. These increases primarily were due to the continued emphasis on selling our pet health and wellness programs and the implementation of a price increase for most tests in February 2001.

  Animal Hospital Revenue

   The following table summarizes our animal hospital revenue as reported and the combined revenue of animal hospitals that we owned and managed had we consolidated the operating results of the animal hospitals we manage into our operating results for the nine months ended September 30, 2001 and 2000 (dollars in thousands, unaudited):

                                                                    Percentage
                                                  2001      2000      Change
                                                --------  --------  ----------
 Animal hospital revenue as reported........... $207,665  $182,716     13.7%
 Less: Management fees paid to us by veterinary
   medical groups..............................  (28,270)  (23,965)
 Add: Revenue of animal hospitals managed......   52,580    45,745
                                                --------  --------
    Combined revenue of animal hospitals owned
      and managed.............................. $231,975  $204,496     13.4%
                                                ========  ========

   Animal hospital revenue as reported increased $24.9 million, or 13.7%, for the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000. The increase in animal hospital revenue as reported during this period resulted primarily from the net addition of nine animal hospitals that we owned or managed subsequent to September 30, 2000. The increase also was due to same-facility revenue growth of 4.4% for the nine months ended September 30, 2001. Same-facility revenue growth primarily was due to an increase in the average amount spent per visit and revenue generated by customers referred from our relocated animal hospitals.

  Other Revenue

   Other revenue increased $1.1 million for the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000. Our consulting agreement with Heinz Pet Products expired February 1, 2000. Under this agreement, we had received monthly consulting fees of $425,000. We entered into a new agreement with Heinz Pet Products effective October 1, 2000, which provides for monthly consulting fees of $167,000 over a term of 24 months. Consequently, for the nine months ended September 30, 2001, other revenue includes consulting fees for nine months as compared to one month for the period ended September 30, 2000.

Direct Costs

   The following table summarizes our direct costs and our direct costs as a percentage of applicable revenue for the nine months ended September 30, 2001 and 2000 (dollars in thousands, unaudited):

                                  2001              2000
                            ----------------  ----------------
                                       % of              % of   Percentage
                               $      Revenue    $      Revenue   Change
                            --------  ------- --------  ------- ----------
     Laboratory............ $ 60,154   59.1%  $ 54,348   59.8%     10.7%
     Animal hospital.......  157,543   75.9%   141,612   77.5%     11.2%
     Other.................       --                --
     Intercompany..........   (5,655)           (4,691)            20.5%
                            --------          --------
        Total direct costs. $212,042   69.4%  $191,269   71.0%     10.9%
                            ========          ========

  Laboratory Direct Costs

   Laboratory direct costs increased $5.8 million, or 10.7%, for the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000. Laboratory direct costs as a percentage of laboratory revenue decreased to 59.1% for the nine months ended September 30, 2001 from 59.8% for the nine months ended September 30, 2000. The decrease in laboratory direct costs as a percentage of laboratory revenue during this period primarily was attributable to the increase in laboratory revenue combined with the operating leverage associated with the laboratory business, as a majority of the costs associated with the laboratory business are relatively fixed and the remaining costs do not increase proportionately with an increase in volume of tests.

  Animal Hospital Direct Costs

   The following table summarizes our animal hospital direct costs as reported and the combined direct costs of animal hospitals that we owned and managed had we consolidated the operating results of the animal hospitals we manage into our operating results for the nine months ended September 30, 2001 and 2000 (dollars in thousands, unaudited):

                                       2001               2000
                                -----------------  -----------------
                                            % of               % of
                                          Combined           Combined Percentage
                                   $      Revenue     $      Revenue    Change
                                --------  -------- --------  -------- ----------
Animal hospital direct costs as
  reported..................... $157,543    75.9%  $141,612    77.5%     11.2%
Add: Direct costs of animal
  hospitals managed............   52,580             45,745
Less: Management fees charged
  by us to veterinary medical
  groups.......................  (28,270)           (23,965)
                                --------           --------
Combined direct costs of animal
  hospitals owned and managed.. $181,853    78.4%  $163,392    79.9%     11.3%
                                ========           ========

   Animal hospital direct costs as reported increased $15.9 million, or 11.2%, for the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000. Animal hospital direct costs as a percentage of animal hospital revenue decreased to 75.9% for the nine months ended September 30, 2001 from 77.5% for the nine months ended September 30, 2000. The decrease in animal hospital direct costs as a percentage of animal hospital revenue during this period primarily was attributable to the increase in animal hospital revenue combined with the operating leverage associated with the animal hospital business, as most of the costs associated with this business do not increase proportionately with increases in the volume of services rendered.

Selling, General and Administrative

   The following table summarizes our selling, general and administrative expense and our selling, general and administrative expense as a percentage of applicable revenue for the nine months ended September 30, 2001 and 2000 (dollars in thousands, unaudited):

                                       2001            2000
                                  --------------  --------------
                                           % of            % of   Percentage
                                     $    Revenue    $    Revenue   Change
                                  ------- ------- ------- ------- ----------
   Laboratory.................... $ 6,437   6.3%  $ 5,988   6.6%      7.5%
   Animal hospital...............   6,963   3.4%    6,817   3.7%      2.1%
   Corporate.....................  10,766   3.5%    7,660   2.8%     40.5%
                                  -------         -------
      Total selling, general and
        administrative........... $24,166   7.9%  $20,465   7.6%     18.1%
                                  =======         =======

  Laboratory Selling, General and Administrative

   Laboratory selling, general and administrative expense increased $449,000, or 7.5%, for the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000. The increase primarily was due to an increase in commission payments to sales representatives, which was caused by an increase in sales. Laboratory selling, general and administrative expense as a percentage of laboratory revenue was 6.3% for the nine months ended September 30, 2001, compared to 6.6% for the nine months ended September 30, 2000.

  Animal Hospital Selling, General and Administrative

   Animal hospital selling, general and administrative expense increased $146,000, or 2.1%, for the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000. The increase in animal hospital selling, general and administrative expense primarily was due to cost of living increases in salaries. Animal hospital selling, general and administrative expense as a percentage of animal hospital revenue was 3.4% for the nine months ended September 30, 2001 compared to 3.7% for the nine months ended September 30, 2000. The decrease in animal hospital selling, general and administrative expense as a percentage of animal hospital revenue primarily was due to operating efficiencies associated with our infrastructure.

  Corporate Selling, General and Administrative

   Corporate selling, general and administrative expense increased $3.1 million, or 40.5%, for the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000. Corporate selling, general and administrative expense as a percentage of total revenue was 3.5% for the nine months ended September 30, 2001 compared to 2.8% for the nine months ended September 30, 2000.

   The increase in corporate selling, general and administrative expense primarily was the result of management fees of $1.9 million for the nine months ended September 30, 2001 paid pursuant to our management services agreement, dated as of September 20, 2000. For a description of the management services agreement, see "Related Party Transactions--Management Services Agreement." Excluding the management fees, corporate selling, general and administrative expense increased 16.3% for the nine months ended September 30, 2001 compared to the comparable prior period and represented 2.9% of total revenue for the nine months ended September 30, 2001.

Adjusted EBITDA

   The following table summarizes our Adjusted EBITDA and our Adjusted EBITDA as a percentage of applicable revenue for the nine months ended September 30, 2001 and 2000 (dollars in thousands, unaudited):

                                     2001             2000
                               ---------------  ---------------
                                         % of             % of   Percentage
                                  $     Revenue    $     Revenue   Change
                               -------  ------- -------  ------- ----------
     Laboratory............... $35,264   34.6%  $30,495   33.6%     15.6%
     Animal hospital..........  43,159   20.8%   34,287   18.8%     25.9%
     Corporate................  (7,406)          (7,235)
                               -------          -------
        Total Adjusted EBITDA. $71,017   23.3%  $57,547   21.4%     23.4%
                               =======          =======

  Depreciation and Amortization

   Depreciation and amortization expense increased $5.9 million, or 44.9%, for the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000. The increase in depreciation and amortization expense primarily was due to the amortization over a three-year period of $15.6 million paid to our executives pursuant to non-competition agreements entered into in September 2000, the purchase of property and equipment and the acquisition of animal hospitals.

  Other Non-Cash Operating Items


   Other non-cash operating items for the nine months ended September 30, 2001 consisted of an $8.7 million write-down and loss on sale of assets and $7.6 million of stock-based compensation expense. The write-down of assets was attributable to the relocation of five of our animal hospitals into existing animal hospitals we operated, the determination that goodwill was impaired at one of our existing animal hospitals and the write-down of real property available for sale to fair market value. The stock-based compensation expense resulted from the effect of the increase in the fair market value of our common stock on our stock options with variable accounting treatment during the nine months ended September 30, 2001. Other non-cash operating items for the nine months ended September 30, 2000 consisted of $555,000 of stock-based compensation expense.


  Net Interest Expense

   Net interest expense increased $24.0 million, or 284.1%, to $32.4 million for the nine months ended September 30, 2001 from $8.4 million for the nine months ended September 30, 2000. The increase in net interest expense primarily was due to debt we incurred in connection with our recapitalization.

  Other (Income) Expense

   Other expense was $233,000 for the nine months ended September 30, 2001 and consisted of a non-cash loss on a hedging instrument, pertaining to the changes in the time value of our collar agreement. Other income was $3.2 million for the nine months ended September 30, 2000 and consisted of the gain on sale of our investment in Veterinary Pet Insurance, Inc.

  Income Taxes

   Provision for income taxes was $6.7 million and $2.7 million for the nine months ended September 30, 2001 and 2000. The effective income tax rate for the nine months ended September 30, 2001 was higher than the statutory rate primarily due to the non-deductibility for income tax purposes of the amortization of a portion of goodwill, the write-down of assets and the stock-based compensation expense.

  Minority Interest

   Minority interest in income of our consolidated subsidiaries was $1.1 million and $808,000 for the nine months ended September 30, 2001 and 2000, respectively. Minority interest in income represents our partners' proportionate share of net income generated by our subsidiaries that we do not wholly own.

  Increase in Carrying Amount of Redeemable Preferred Stock

   The holders of our series A preferred stock and our series B preferred stock are entitled to receive dividends at a rate of 14% and 12%, respectively. We are not required to pay these dividends in cash. The dividends that are not paid in cash compound quarterly. The dividends earned in the nine months ended September 30, 2001 have been added to the liquidation preference of the preferred stock.

Years Ended December 31, 2000, 1999 and 1998

Revenue

   The following table summarizes our revenue for the years ended December 31, 2000, 1999 and 1998 (dollars in thousands):

                                                       Percentage Change
                                                       -----------------
                           2000      1999      1998      2000     1999
                         --------  --------  --------   -----    -----
       Laboratory....... $119,300  $103,282  $ 89,896  15.5%    14.9%
       Animal hospital..  240,624   217,988   191,888  10.4%    13.6%
       Other............      925     5,100     5,100
       Intercompany.....   (6,162)   (5,810)   (5,845)
                         --------  --------  --------
          Total revenue. $354,687  $320,560  $281,039  10.6%    14.1%
                         ========  ========  ========

  Laboratory Revenue

   Laboratory revenue increased $16.0 million, or 15.5%, for the year ended December 31, 2000 compared to the year ended December 31, 1999, which increased $13.4 million, or 14.9%, compared to the year ended December 31, 1998. The increase in laboratory revenue for the year ended December 31, 2000 compared to the comparable prior period primarily was due to internal growth of 12.6%. This internal laboratory revenue growth resulted primarily from an increase in the overall number of tests and requisitions and an increase in the average revenue per requisition. These increases primarily were due to the development and sale of new programs, the implementation of a price increase for most tests in February 2000 and the continued growth of our Test Express business. The increase in laboratory revenue for the year ended December 31, 1999 compared to the comparable prior period primarily was due to internal growth of 9.1%. This internal laboratory revenue growth resulted primarily from an increase in the overall number of tests due in part to the development of our Test Express business.

  Animal Hospital Revenue

   The following table summarizes our animal hospital revenue as reported and the combined revenue of animal hospitals that we owned and managed had we consolidated the operating results of the animal hospitals we manage into our operating results for the years ended December 31, 2000, 1999 and 1998 (dollars in thousands):

                                                                             Percentage Change
                                                                             -----------------
                                                 2000      1999      1998      2000     1999
                                               --------  --------  --------   -----    -----
Animal hospital revenue as reported........... $240,624  $217,988  $191,888  10.4%    13.6%
Less: Management fees paid to us by veterinary
  medical groups..............................  (31,133)  (30,202)  (19,325)
Add: Revenue of animal hospitals managed......   60,380    42,829    24,914
                                               --------  --------  --------
 Combined revenue of animal hospitals
   owned and managed.......................... $269,871  $230,615  $197,477  17.0%    16.8%
                                               ========  ========  ========

   Animal hospital revenue increased $22.6 million, or 10.4%, for the year ended December 31, 2000 compared to the year ended December 31, 1999, which increased $26.1 million, or 13.6%, compared to the year ended December 31, 1998. The increase in animal hospital revenue for the year ended December 31, 2000 as compared to the comparable prior period resulted primarily from the net addition of 15 animal hospitals that we owned or managed subsequent to December 31, 1999. Similarly, the increase for the year ended December 31, 1999 as compared to the comparable prior period resulted primarily from the net addition of 26 animal hospitals that we owned or managed subsequent to December 31, 1998. The increase in animal hospital revenue for the year ended December 31, 2000 also was due to same-facility revenue growth of 7.0%, and the increase in animal hospital revenue for the year ended December 31, 1999 also was due to same-facility revenue growth of 2.6%. Same-facility revenue growth in both years primarily was due to increases in the average amount spent per visit and revenue generated by customers referred from our relocated animal hospitals.

  Other Revenue

   Other revenue decreased $4.2 million for the year ended December 31, 2000 compared to each of the years ended December 31, 1999 and 1998. Our consulting agreement with Heinz Pet Products expired February 1, 2000. Under this agreement we had received monthly consulting fees of $425,000. We entered into a new agreement with Heinz Pet Products effective October 1, 2000 which provides for monthly consulting fees of $167,000 over a term of 24 months. Consequently, for the year ended December 31, 2000, other revenue includes consulting fees for an aggregate of four months as compared to the entire periods in each of the years ended December 31, 1999 and 1998.

Direct Costs

   The following table summarizes our direct costs and our direct costs as a percentage of applicable revenue for the years ended December 31, 2000, 1999 and 1998 (dollars in thousands):

                             2000              1999              1998        Percentage Change
                       ----------------- ----------------- ----------------- -----------------
                                  % of              % of              % of
                          $      Revenue    $      Revenue    $      Revenue  2000       1999
                       --------  ------- --------  ------- --------  -------  -----   -------
Laboratory............ $ 72,559   60.8%  $ 64,234   62.2%  $ 60,206   67.0%  13.0%      6.7%
Animal hospital.......  188,390   78.3%   174,069   79.9%   155,019   80.8%   8.2%     12.3%
Other.................       --                --                --
Intercompany..........   (6,162)           (5,810)           (5,845)          6.1%    (0.6)%
                       --------          --------          --------
   Total direct costs. $254,787   71.8%  $232,493   72.5%  $209,380   74.5%   9.6%     11.0%
                       ========          ========          ========

  Laboratory Direct Costs

   Laboratory direct costs increased $8.3 million, or 13.0%, for the year ended December 31, 2000 compared to the year ended December 31, 1999, which increased $4.0 million, or 6.7%, compared to the year ended December 31, 1998. Laboratory direct costs as a percentage of laboratory revenue decreased to 60.8% for the year ended December 31, 2000 from 62.2% for the year ended December 31, 1999, which decreased from 67.0% for the year ended December 31, 1998. The decreases in laboratory direct costs as a percentage of laboratory revenue during these periods primarily were attributable to increases in laboratory revenue combined with operating leverage associated with our laboratory business.

  Animal Hospital Direct Costs

   The following table summarizes our animal hospital direct costs as reported and the combined direct costs of animal hospitals owned and managed had we consolidated the operating results of the animal hospitals we manage into our operating results for the years ended December 31, 2000, 1999 and 1998 (dollars in thousands):

                                                2000               1999               1998        Percentage Change
                                         ------------------ ------------------ ------------------ -----------------
                                                     % of               % of               % of
                                                   Combined           Combined           Combined
                                            $      Revenue     $      Revenue     $      Revenue    2000       1999
                                         --------  -------- --------  -------- --------  --------  ------   -------
Animal hospital direct costs as reported $188,390   78.3%   $174,069   79.9%   $155,019   80.8%    8.2%      12.3%
Add: Direct costs of animal
 hospitals managed......................   60,380             42,829             24,914
Less: Management fees charged
 by us to veterinary medical
 groups.................................  (31,133)           (30,202)           (19,325)
                                         --------           --------           --------
Combined direct costs of animal
 hospitals owned and managed............ $217,637   80.6%   $186,696   81.0%   $160,608   81.3%    16.6%     16.2%
                                         ========           ========           ========

   Animal hospital direct costs increased $14.3 million, or 8.2%, for the year ended December 31, 2000 compared to the year ended December 31, 1999, which increased $19.1 million, or 12.3%, compared to the year ended December 31, 1998. Animal hospital direct costs as a percentage of animal hospital revenue decreased to 78.3% for the year ended December 31, 2000 from 79.9% for the year ended December 31, 1999, which decreased from 80.8% for the year ended December 31, 1998. The decreases in animal hospital direct costs as a percentage of animal hospital revenue during these periods primarily were due to a reduction in some of our obligations to the animal hospitals we manage which reduced our costs, together with a corresponding reduction in our management fees. These decreases also were attributable to the increase in revenue combined with the operating leverage associated with the animal hospital business, as most of the costs associated with this business do not increase proportionately with increases in the volume of services rendered.

Selling, General and Administrative

   The following table summarizes our selling, general and our administrative expense and expense as a percentage of applicable revenue for the years ended December 31, 2000, 1999 and 1998 (dollars in thousands):

                                                                                Percentage
                                    2000            1999            1998          Change
                               --------------- --------------- --------------- ------------
                                        % of            % of            % of
                                  $    Revenue    $    Revenue    $    Revenue  2000  1999
                               ------- ------- ------- ------- ------- ------- ------ -----
Laboratory.................... $ 7,914  6.6%   $ 6,775  6.6%   $ 5,475  6.1%   16.8%  23.7%
Animal hospital...............   9,249  3.8%     6,682  3.1%     4,894  2.6%   38.4%  36.5%
Corporate.....................   9,831  2.8%    10,165  3.2%     9,324  3.3%   (3.3)%  9.0%
                               -------         -------         -------
   Total selling, general and
     administrative........... $26,994  7.6%   $23,622  7.4%   $19,693  7.0%   14.3%  20.0%
                               =======         =======         =======

  Laboratory Selling, General and Administrative

   Laboratory selling, general and administrative expense for the year ended December 31, 2000 increased $1.1 million, or 16.8%, compared to the year ended December 31, 1999, which increased $1.3 million, or 23.7%, compared to the year ended December 31, 1998. The increase in laboratory selling, general and administrative expense for the year ended December 31, 2000 compared to the comparable prior period primarily was due to an increase in commission payments to sales representatives, which was caused by an increase in sales, and salaries attributable to new sales representatives. The increase in laboratory selling, general and administrative expense for the year ended December 31, 1999 compared to the comparable prior period primarily was due to centralizing certain administrative functions that previously were handled by and charged as a direct cost to the individual laboratories.

  Animal Hospital Selling, General and Administrative

   Animal hospital selling, general and administrative expense for the year ended December 31, 2000 increased $2.6 million, or 38.4%, compared to the year ended December 31, 1999, which increased $1.8 million, or 36.5%, compared to the year ended December 31, 1998. The increases in animal hospital selling, general and administrative expense for the years ended December 31, 2000 and 1999 primarily were attributable to salaries associated with new personnel hired in connection with the expansion of our management and administrative infrastructure to support the additional number of animal hospitals we owned and managed. The increases in animal hospital selling, general and administrative expense as a percentage of animal hospital revenue in the years ended December 31, 2000 and 1999 primarily were due to increases in the expense associated with our management and administrative infrastructure without a proportionate increase in animal hospital revenue.

  Corporate Selling, General and Administrative

   Corporate selling, general and administrative expense for the year ended December 31, 2000 decreased $334,000, or 3.3%, compared to the year ended December 31, 1999, which increased $841,000, or 9.0%, compared to the year ended December 31, 1998. The decrease in corporate selling, general and administrative expense for the year ended December 31, 2000 compared to the comparable prior period primarily due to efficiencies realized in our information systems, accounting and finance departments that resulted from our systems upgrade. The increase in corporate selling, general and administrative expense for the year ended December 31, 1999 compared to the comparable prior period primarily was due to the expansion of our information systems and accounting departments.

Adjusted EBITDA

   The following table summarizes our Adjusted EBITDA and our Adjusted EBITDA as a percentage of applicable revenue of the years ended December 31, 2000, 1999 and 1998 (dollars in thousands):

                                                                             Percentage
                                2000             1999             1998         Change
                          ---------------- ---------------- ---------------- -----------
                                    % of             % of             % of
                             $     Revenue    $     Revenue    $     Revenue 2000  1999
                          -------  ------- -------  ------- -------  ------- ----- -----
Laboratory............... $38,827   32.5%  $32,273   31.2%  $24,215   26.9%  20.3% 33.3%
Animal hospital..........  42,985   17.9%   37,237   17.1%   31,975   16.7%  15.4% 16.5%
Corporate................  (8,286)          (5,065)          (4,224)
                          -------          -------          -------
   Total Adjusted EBITDA. $73,526   20.7%  $64,445   20.1%  $51,966   18.5%  14.1% 24.0%
                          =======          =======          =======

  Depreciation and Amortization

   Depreciation and amortization expense increased $2.4 million, or 14.7%, for the year ended December 31, 2000 compared to the year ended December 31, 1999, which increased $3.3 million, or 25.4%, compared to the year ended December 31, 1998. The increases in depreciation and amortization expense primarily were due to the amortization over a three-year period of $15.6 million paid to our executives pursuant to non-competition agreements entered into in September 2000, the purchase of property and equipment and the acquisition of animal hospitals and diagnostic laboratories.

  Recapitalization Costs


   We incurred $34.3 million of recapitalization costs for the year ended December 31, 2000 pertaining to our recapitalization in September 2000. These costs consisted of $24.1 million associated with the buy-out of stock options held by employees, $1.2 million paid to our employees for services rendered in connection with our recapitalization, $7.6 million of professional fees and $1.4 million of other expenses.


  Other Non-Cash Operating Items


   Other non-cash operating items consisted of $555,000 of stock-based compensation expense for the year ended December 31, 2000. Other non-cash operating items for the year ended December 31, 1999 consisted of a $1.9 million reversal of restructuring charges pertaining to our 1996 and 1997 restructuring plans.


  Net Interest Expense

   Net interest expense increased $10.4 million, or 110.5% to $19.9 million for the year ended December 31, 2000 from $9.4 million for the year ended December 31, 1999, which represented an increase of $617,000, or 7.0%, from $8.8 million for the year ended December 31, 1998. The increase in net interest expense in 2000 primarily was due to debt we incurred in connection with the recapitalization.

  Other (Income) Expense

   Other (income) expense was $1.8 million for the year ended December 31, 2000, consisting of a $3.2 million gain on sale of our investment in Veterinary Pet Insurance, Inc. and a $5.0 million loss resulting from the write-down of our investment in Zoasis.com, Inc.

  Income Taxes

   Provision for income taxes was $2.2 million, $14.4 million and $13.0 million for the years ended December 31, 2000, 1999 and 1998. Our effective income tax rate for each year was higher than the statutory rate primarily due to the non-deductibility for income tax purposes of the amortization of a portion of goodwill. In 2000, our effective income tax rate also was impacted by the change in valuation allowance associated with our recapitalization and our write-down of the Zoasis investment. As a result of a favorable change in the U.S. tax regulations with respect to limitations on the use of net operating loss carryforwards, we recorded a deferred tax benefit of $2.1 million in 1999.

  Minority Interest

   Minority interest in income of the consolidated subsidiaries was $1.1 million, $850,000 and $780,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Minority interest in income represents our partners' proportionate share of net income generated by our subsidiaries that we do not wholly own.

  Increase in Carrying Amount of Redeemable Preferred Stock

   The holders of our series A preferred stock and our series B preferred stock are entitled to receive dividends at a rate of 14% and 12%, respectively. We are not required to pay these dividends in cash. The dividends that are not paid in cash compound quarterly. The dividends earned from September 20, 2000 through December 31, 2000 were added to the liquidation preference of the preferred stock.

Quarterly Results

   The following tables set forth selected unaudited quarterly results for the eleven quarters commencing January 1, 1999 and ending September 30, 2001. The quarterly financial data as of each period presented below have been derived from our unaudited consolidated financial statements for those periods. Results for these periods are not necessarily indicative of results for the full year. The quarterly financial data should be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus.


                       2001 Quarter Ended,                 2000 Quarter Ended,                      1999 Quarter Ended,
                 -----------------------------   --------------------------------------   -------------------------------------
                 Sept. 30   Jun. 30    Mar. 31   Dec. 31   Sept. 30   Jun. 30   Mar. 31   Dec. 31   Sept. 30  Jun. 30   Mar. 31
                 --------   --------   -------   -------   --------   -------   -------   -------   --------  -------   -------
                                                 (dollars in thousands, except per share amounts, unaudited)
Revenue:
 Laboratory..... $ 33,471   $ 35,707   $32,677   $28,469   $ 30,105   $31,921   $28,805   $24,846   $25,591   $27,276   $25,569
 Animal hospital   70,531     72,780    64,354    57,908     63,449    63,472    55,795    52,228    58,150    59,159    48,451
 Other..........      500        500       500       500         --        --       425     1,275     1,275     1,275     1,275
 Intercompany...   (1,866)    (1,938)   (1,851)   (1,471)    (1,558)   (1,459)   (1,674)   (1,381)   (1,426)   (1,546)   (1,457)
                 --------   --------   -------   -------   --------   -------   -------   -------   -------   -------   -------
Total revenue...  102,636    107,049    95,680    85,406     91,996    93,934    83,351    76,968    83,590    86,164    73,838
Adjusted EBITDA.   24,507     27,186    19,324    15,986     20,334    21,980    15,226    13,794    17,663    19,949    13,039
Operating
 income (loss)..   16,024      8,393     9,263     9,681    (19,075)   17,524    11,075    10,512    12,414    14,915     9,175
Net income
 (loss).........    2,024     (5,820)   (2,989)   (6,526)   (16,713)    8,436     6,392     4,305     7,462     6,890     3,700
Diluted EPS..... $  (0.19)  $  (0.63)  $ (0.46)  $ (0.65)  $  (0.06)  $  0.02   $  0.02   $  0.01   $  0.02   $  0.02   $  0.01
                       2001 Quarter Ended,                 2000 Quarter Ended,                      1999 Quarter Ended,
                 -----------------------------   --------------------------------------   -------------------------------------
                 Sept. 30   Jun. 30    Mar. 31   Dec. 31   Sept. 30   Jun. 30   Mar. 31   Dec. 31   Sept. 30  Jun. 30   Mar. 31
                 --------   --------   -------   -------   --------   -------   -------   -------   --------  -------   -------
Revenue:
 Laboratory.....     32.6%      33.3%     34.1%     33.3%      32.7%     34.0%     34.6%     32.2%     30.6%     31.6%     34.7%
 Animal hospital     68.7%      68.0%     67.3%     67.8%      69.0%     67.6%     66.9%     67.9%     69.6%     68.7%     65.6%
 Other..........      0.5%       0.5%      0.5%      0.6%        --        --       0.5%      1.7%      1.5%      1.5%      1.7%
 Intercompany...     (1.8)%     (1.8)%    (1.9)%    (1.7)%     (1.7)%    (1.6)%    (2.0)%    (1.8)%    (1.7)%    (1.8)%    (2.0)%
                 --------   --------   -------   -------   --------   -------   -------   -------   -------   -------   -------
Total revenue...    100.0%     100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Adjusted EBITDA.     23.9%      25.4%     20.2%     18.7%      22.1%     23.4%     18.3%     17.9%     21.1%     23.2%     17.7%
Operating
 income (loss)..     15.6%       7.8%      9.7%     11.3%     (20.7)%    18.7%     13.3%     13.7%     14.9%     17.3%     12.4%
Net income
 (loss).........      2.0%      (5.4)%    (3.1)%    (7.6)%    (18.2)%     9.0%      7.7%      5.6%      8.9%      8.0%      5.0%

   Although not readily detectable because of the impact of acquisitions, our operations are subject to seasonal fluctuation. In particular, our revenue historically has been greater in the second and third quarters than in the first and fourth quarters.

   The demand for our veterinary services are significantly higher during warmer months because pets spend a greater amount of time outdoors, where they are more likely to be injured and are more susceptible to disease and parasites. In addition, use of veterinary services may be affected by levels of infestation of fleas, heartworms and ticks and the number of daylight hours. A substantial portion of our costs are fixed and do not vary with the level of demand. Consequently, our EBITDA, Adjusted EBITDA and operating income, as well as our EBITDA, Adjusted EBITDA and operating margins, generally have been higher for the second and third quarters than that experienced in the first and fourth quarters.

Liquidity and Capital Resources

   Net cash provided by operations for the nine months ended September 30, 2001 and 2000 was $49.3 million and $47.0 million, and for the years ended December 31, 2000, 1999 and 1998 was $60.1 million, $38.5 million and $27.1 million. The increases are primarily attributable to increases in revenue and operating margins.

   Net cash used by investing activities for the nine months ended September 30, 2001 and 2000 was $30.3 million and $29.1 million, and for the years ended December 31, 2000, 1999 and 1998 was $47.7 million, $13.7 million and $19.5 million. In the nine months ended September 30, 2001 and 2000, and in the years ended December 31, 2000, 1999 and 1998, we used cash of $10.6 million, $13.7 million, $22.6 million, $21.8 million and $11.7 million for property and equipment additions. In these same periods, we used $20.6 million to acquire 18 animal hospitals, $9.0 million to acquire 16 hospitals, $18.2 million to acquire 24 animal hospitals and one laboratory, $16.1 million to acquire 39 animal hospitals and two laboratories and $17.1 million to acquire 11 animal hospitals and one laboratory. In the nine months ended September 30, 2001, we did not purchase any real estate in connection with our acquisitions and in the years ended December 31, 2000, 1999 and 1998, we used $1.8 million, $4.2 million and $4.3 million to purchase real estate in connection with our acquisitions.

   In connection with the recapitalization transaction, we received $149.2 million from the issuance of preferred stock, $14.4 million from the issuance of common stock, $1.1 million from the issuance of stock warrants and $356.7 million from the issuance of long-term debt. These proceeds were primarily used to repay long-term obligations in the amount of $172.9 million, to repurchase common stock in the amount of $314.5 million and to make non-competition payments in the aggregate amount of $15.6 million to four of our executive officers including: Robert L. Antin, our Chief Executive Officer, President and founder; Arthur J. Antin, our Chief Operating Officer, Senior Vice President and founder; Neil Tauber, our Senior Vice President of Development and founder; and Tomas W. Fuller, our Chief Financial Officer. For a description of these non-competition agreements, see "Related Party Transactions--Non-Competition Agreements." For the year ended December 31, 1999 and 1998, cash used in financing activities was $23.1 million and $18.6 million in each year primarily for repayment of long term debt.

   At September 30, 2001, we had cash and cash equivalents of $23.6 million and indebtedness of $371.4 million. The aggregate maturities of principal of our debt obligations for 2001 is $5.8 million.

   We intend to continue our growth through the selective acquisition of animal hospitals primarily for cash. We anticipate acquiring additional animal hospitals in 2001. As of September 30, 2001, in accordance with specified covenants in our credit facility, we anticipate spending $2.6 million for additional acquisitions in 2001. In the fourth quarter of 2001, we will pay approximately $422,000 related to acquisition costs on completed acquisitions and we expect to spend approximately $5.0 million for additions to property and equipment. We continue to examine acquisition opportunities in the laboratory field, which may impose additional cash requirements.

   We review the financial performance of our animal hospitals each year in conjunction with our annual budgeting process, or if there occur unfavorable events in regard to a particular facility. The review process involves an assessment of both financial performance and relevant operational factors including, but not limited to, staffing, capacity and local economy. The cash costs we typically incur to sell or close are not significant. However, we may incur non-cash operating costs consisting primarily of the write-down of some of our assets, including real estate, leasehold improvements and covenants not to compete, to fair market value.

   We believe we will be able to fund our future cash requirements for operations primarily from operating cash flows, cash on hand and, if needed, borrowings under the $50.0 million revolving credit facility, which we have not yet utilized as of September 30, 2001. We believe these sources of funds will be sufficient to continue our operations and planned capital expenditures and satisfy our scheduled principal and interest payments under debt and capital lease obligations for at least the next 12 months. However, a significant portion of our cash requirements will be determined by the pace and size of our acquisitions.

   For a description of the application of the proceeds from this offering and the concurrent note offering, please refer to "Use of Proceeds."

Description of Indebtedness

Concurrent Note Offering

   We anticipate that the notes to be issued in the concurrent note offering will have terms substantially similar to the terms of our senior subordinated notes.

Credit Facility

   We, through our wholly owned subsidiary, have a $300.0 million credit facility, dated as of September 20, 2000, with the lenders party thereto, Goldman Sachs Credit Partners, L.P., as syndication agent, and Wells Fargo Bank, N.A., as administrative agent.

   Structure. The credit facility consists of a $50.0 million revolving facility, a $50.0 million term loan A facility and a $200.0 million term loan B facility. Under the revolving facility, up to $50.0 million may be used and the lesser of (1) $5.0 million, or (2) the aggregate unused amount of the revolving facility then in effect may be borrowed under a "swing line" facility on same-day notice to the lenders. As of the date of this prospectus, we have no borrowings under the revolving facility.

   Maturity. We are required to repay the amounts borrowed under the term loan A facility in quarterly installments. Quarterly payments equal $250,000 per quarter in year one, $1.5 million per quarter in year two, $1.75 million per quarter in year three, $2 million per quarter in year four, $2.75 million per quarter in year five and $4.25 million per quarter in year six. The term loan A facility matures on September 20, 2006.

   We are required to repay the amounts borrowed under the term loan B facility in quarterly installments. Quarterly payments equal $625,000 per quarter in years one through six and $23.125 million per quarter in years seven and eight. The term loan B facility matures on September 20, 2008. The entire outstanding principal amount under the revolving facility is due on September 20, 2006. Mandatory prepayments under the term loan facilities are applied pro rata to each required quarterly payment, subject to a lender's ability to waive a term loan B facility payment and have it applied to other facilities. The term facilities and the revolving facility may be voluntarily prepaid in whole or in part without premium or penalty.

   Since September 20, 2000, quarterly payments have reduced the outstanding principal amount under the credit facility to $49.0 million for the term loan A facility and $197.5 million for the term loan B facility.

   Upon the consummation of this offering and the concurrent note offering we intend to repay approximately $104.2 million of borrowings under our credit facility.

   Guarantees and Security. Our obligations under the credit facility are guaranteed by us and our wholly owned, consolidated subsidiaries. The borrowings under the credit facility and the subsidiary guarantees are secured by substantially all of our consolidated assets. In addition, borrowings under the credit facility are secured by a pledge of substantially all of the capital stock, or similar equity interests, of our wholly owned, consolidated subsidiaries.

   Interest Rate. In general, borrowings under the credit facility bear interest based, at our option, on either:

    . the base rate (as defined below) plus a margin ranging from 1.00% to 2.25% per annum for the term loan A facility and the revolving facility and a margin of 2.75% per annum for the term loan B facility; or

    . the adjusted eurodollar rate (as defined below) plus a margin ranging from 2.00% to 3.25% per annum for the term loan A facility and the revolving facility and a margin of 3.75% per annum for the term loan B facility.

   The base rate is the higher of Wells Fargo's prime rate or the federal funds rate plus 0.5%. The adjusted eurodollar rate is defined as the rate per annum obtained by dividing (1) the rate of interest offered to Wells Fargo on the London interbank market by (2) a percentage equal to 100% minus the stated maximum rate of all reserve requirements applicable to any member bank of the Federal Reserve System in respect of "eurocurrency liabilities."

   Swing line borrowings bear interest at the base rate, plus a margin ranging from 1.00% to 2.25%.


   Covenants. Upon the closing of this offering, the credit facility will contain amended financial covenants that require us to satisfy, on a consolidated basis, specified quarterly financial tests, including:


    .  a minimum consolidated interest expense coverage ratio;

    .  a minimum fixed charge coverage ratio;

    .  a maximum consolidated senior leverage ratio; and

    .  a maximum consolidated total leverage ratio.

   The credit facility also contains a number of other customary covenants that, among other things, restrict our ability to:

    .  dispose of assets;

    .  incur additional debt;

    . prepay other debt, subject to specified exceptions, or amend specified debt instruments;

    .  pay dividends;

    .  create liens on assets;

    .  make investments, loans or advances;

    .  make acquisitions;

    .  engage in mergers or consolidations;

    .  change the business conducted by us;

    .  engage in sale and leaseback transactions;

    . purchase shares of the outstanding common stock of our wholly owned subsidiary;

    .  make capital expenditures or engage in transactions with affiliates; and

    .  otherwise undertake various corporate activities.

   Events of Default. The credit facility also contains customary events of default, including defaults based on:

    . nonpayment of principal, interest or fees when due, subject to specified grace periods;

    .  cross-defaults to other debt;

    .  breach of specified covenants;

    .  material inaccuracy of representations and warranties;

    .  specified other defaults under other credit documents;

    .  events of bankruptcy and insolvency;

    .  material judgments;

    .  dissolution and liquidation;

    .  specified occurrences relating to subordinated debt;

    .  change in control; and

    .  invalidity of any guaranty or security interest.


   Change of Control. Upon the closing of this offering, a change of control will trigger an event of default and permit the acceleration of the credit facility debt. A change of control will occur if:



    . prior to the consummation of this offering, specified persons, including Leonard Green & Partners, its affiliated co-investors and management investors, collectively cease to own and control at least 51% of the voting interests of our capital stock and concurrently with or at any time after the consummation of our proposed initial public offering, specified persons, including Leonard Green & Partners, its affiliated co-investors and management investors, collectively cease to own and control at least 35% on a fully diluted basis of the voting interests of our capital stock;



    . prior to this offering, any person or group, other than Leonard Green & Partners, has acquired 35% or more on a fully diluted basis of the voting interests in our capital stock and concurrently with or at any time after the consummation of this offering has acquired ownership of a percentage greater than that owned by Leonard Green & Partners, its affiliated co-investors and management investors collectively, on a fully diluted basis of the voting interests in our capital stock;



    . at any time, any person or group has obtained the power to elect a majority of the members of our board of directors;



    . Leonard Green & Partners and its affiliated co-investors collectively cease to beneficially own and control on a fully diluted basis a percentage of the voting interests in our capital stock greater than any other person or group;



    . we cease to beneficially own and control 100% of the capital stock of our wholly owned subsidiary;


    . the majority of the seats on the board of directors of our wholly-owned subsidiary cease to be occupied by persons who were either members of its board of directors on September 20, 2000 or nominated for election by its board of directors, a majority of whom were directors on September 20, 2000 or whose election or nomination for election was previously approved by a majority of such directors; or

    . any change of control has occurred under our senior notes, our outstanding senior subordinated notes or the notes being offered in our concurrent note offering.

Senior Subordinated Notes

   On September 20, 2000, we, through our wholly owned subsidiary, issued $20.0 million principal amount of senior subordinated notes due 2010 pursuant to an indenture of the same date with Chase Manhattan Bank and Trust Company, National Association, as trustee.

   Interest Rate. Interest on the senior subordinated notes is payable in cash, semi-annually in arrears, commencing March 31, 2001, at the rate of 13.5% per annum; provided, however, that if we fail timely to meet specified obligations to holders of the senior subordinated notes as set forth in an exchange and registration rights agreement dated as of September 20, 2000, interest on the senior subordinated notes may increase by up to 1% per annum.

   Guarantee. The senior subordinated notes are general unsecured and subordinated obligations, and are guaranteed by our wholly owned, consolidated subsidiaries, that mature on September 20, 2010.

   Redemption. The senior subordinated notes have specified optional redemption provisions. An aggregate principal amount of at least $5.0 million of the senior subordinated notes may be prepaid, at our option:

    . in whole or in part, at any time on or after September 20, 2003, initially at 106.75% of their principal amount at maturity and declining in annual increments to 101.35% of such principal amount on and after September 20, 2009, in each case plus accrued interest; provided that, so long as certain initial purchasers own a majority of the principal amount of the senior subordinated notes outstanding, our senior notes must be prepaid first;

    . in their entirety, concurrently with the consummation of a public offering of our common stock or a change of control, on or after September 20, 2002 and prior to September 20, 2003, at a price of 110% of the principal amount plus accrued interest; provided that, so long as certain initial purchasers own a majority of the principal amount of the senior subordinated notes outstanding, our senior notes must be prepaid first; and

    . up to 35% of the aggregate principal amount of the senior subordinated notes, at any time prior to September 20, 2002 from the proceeds of a public offering of our common stock at a price of 110% of the principal amount plus accrued interest; provided that, so long as certain initial purchasers own a majority of the principal amount of the senior subordinated notes outstanding, our senior notes must be prepaid first; provided further that, after giving effect to the prepayment, at least 65% of the original principal amount of the senior subordinated notes issued on September 20, 2000 remains outstanding.


   Covenants. The indenture contains a number of covenants, including a provision regarding a change of control. Upon the closing of this offering, a change of control will occur upon:


    . the sale, lease, transfer, conveyance or other disposition of substantially all of our assets and our subsidiaries to a person other than specified persons affiliated with Leonard Green & Partners, specified equity investors and management investors;

    . the adoption of a plan relating to our liquidation or dissolution or the liquidation or dissolution of our wholly owned subsidiary;

    .  the consummation of any transaction as result of which,

       . prior to the senior subordinated notes being registered or exchanged for registered notes,


           . specified persons, including Leonard Green & Partners, its affiliated co-investors and management investors, collectively own less than 40% of the voting interests in our capital stock, or

           . Leonard Green & Partners and its affiliates own less than 20% of the voting interests in our capital stock,


       . we cease to own directly 100% of the outstanding equity of our wholly owned subsidiary, or


       . any person or group, other than Leonard Green & Partners, its affiliated co-investors and management investors, has acquired beneficial ownership of 35% or more on a fully diluted basis of the aggregate voting interest attributable to all of our outstanding capital stock and Leonard Green & Partners, its affiliated co-investors and management investors have less voting power than such person or group; or


    . the first day on which a majority of our board of directors were not directors on September 20, 2000 or whose election or nomination was previously approved by a majority of such directors.



   In the event of a change of control event, or in the event of specified dispositions of assets by us or our subsidiaries, the proceeds of which are neither used to repay the credit facility, the senior subordinated notes or to acquire long term assets, our wholly owned subsidiary is required to offer to repurchase the senior subordinated notes at a purchase price equal to 101% (in the case of a specified change of control) or 100% (in the case of specified disposition of assets) of the principal amount thereof, in each case plus accrued interest.

   The indenture governing the senior subordinated notes also contains covenants that restrict the ability of our wholly owned subsidiary and our other indirect wholly owned subsidiaries to:

    .  incur additional debt;

    .  incur specified liens on our assets;

    .  pay dividends on stock or repurchase stock;

    .  make investments;

    .  engage in specified transactions with affiliates;

    . create or permit to exist specified dividend or payment restrictions affecting subsidiaries;

    .  sell assets;

    .  engage in specified sale/lease-back transactions;

    . sell all or substantially all of their assets or merge with or into other companies; and

    . engage in business activities unrelated to activities engaged in at the original date of issuance of the senior subordinated notes.

   Events of Default. The indenture governing the senior subordinated notes also provides for various defaults, including

    . failure to pay interest on the senior subordinated notes when due (after a specified grace period);

    . failure to pay any principal on the senior subordinated notes when the same becomes due at maturity upon redemption or otherwise;

    . failure to observe or perform any other covenant or agreement in the indenture governing the senior subordinated notes where such failure continues for thirty (30) days after actual knowledge thereof by a senior officer; and

    . failure to pay at final maturity or other default leading to actual acceleration with respect to other indebtedness having an aggregate principal amount of $7.5 million or more.

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

Senior Notes

   On September 20, 2000, we issued $100.0 million principal amount of senior notes due 2010 pursuant to an indenture of the same date with Chase Manhattan Bank and Trust Company, National Association, as trustee.

   Interest Rate. Interest on the senior notes is payable semi-annually in arrears, commencing March 31, 2001, at the rate of 15.5% per annum; provided that on any semi-annual interest payment date prior to September 20, 2005, we have the option to pay all or any portion of the interest payable on said date by issuing additional senior notes in a principal amount equal to the interest we elect not to pay in cash on such date; and further provided, however, that if we fail timely to meet specified obligations to holders of the senior notes as set forth in an exchange and registration rights agreement dated as of September 20, 2000, interest on the senior notes may increase by up to 1% per annum. We have issued an aggregate of $16.6 million in additional senior notes to pay interest since the issue date.

   Guarantee. The senior notes are general unsecured and unsubordinated obligations that mature on September 20, 2010.

   Redemption. The senior notes have specified optional redemption provisions. An aggregate principal amount of at least $5.0 million of the senior notes may be prepaid, at our option:

  . in whole or in part, at any time on or after September 20, 2003, initially at 107.5% of their principal amount at maturity and declining in annual increments to 101.55% of such principal amount on and after September 20, 2009, in each case plus accrued interest;

  . in their entirety, concurrently with the consummation of a public offering of our common stock or a change of control, on or after September 20, 2002 and prior to September 20, 2003, at a price of 110% of the principal amount plus accrued interest; and

  . up to 35% of the aggregate principal amount of the senior notes, at any time prior to September 20, 2002 from the proceeds of a public offering of our common stock at a price of 110% of the principal amount plus accrued interest; provided that, after giving effect to the prepayment, at least 65% of the original principal amount of the senior notes issued on September 20, 2000, plus all senior notes issued in lieu of cash interest thereon, remains outstanding.

   Upon the consummation of this offering and the concurrent note offering, we intend to use $52.6 million to pay $4.8 million in prepayment premiums and reduce the outstanding principal amount of the senior notes to approximately $68.8 million.

   The senior notes are also subject to partial mandatory redemption, without premium, on any interest payment date occurring after September 20, 2005, in an aggregate amount equal to the difference, if any, between

    . the aggregate amount which would be includable in the holders' gross income for federal income tax purposes with respect to the senior notes before such interest payment date, and

    .  the sum of the following:

       . the aggregate amount of interest paid in cash under the senior notes before such interest payment date, and

       . the product of the issue price of all of the senior notes (as determined under United States Treasury Regulations Sections 1.1273-2(a)) multiplied by 17.25%.

   Any such partial mandatory redemption has been expressly subordinated in time and right of payment by the holders of the senior notes to the prior payment in full of all obligations under the credit facility, as it may be supplemented, replaced, restructured, refinanced or otherwise modified from time to time.

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


   Covenants. The indenture contains a number of covenants, including a provision regarding a change of control. Upon the closing of this offering, a change of control will occur upon:


    . the sale, lease, transfer, conveyance or other disposition of substantially all of our assets and our subsidiaries to a person other than persons affiliated with Leonard Green & Partners, specified equity investors and management investors;

    . the adoption of a plan relating to our liquidation or dissolution or the liquidation or dissolution of our wholly owned subsidiary;

    .  the consummation of any transaction as result of which,

       . prior to the senior notes being registered or exchanged for registered notes,


           . persons, including Leonard Green & Partners, its affiliated co-investors management investors, collectively own less than 40% of the voting interests in our capital stock, or



           . Leonard Green & Partners and its affiliates own less than 20% of the voting interests in our capital stock,


       . we cease to own directly 100% of the outstanding equity of our wholly owned subsidiary or


       . any person or group, other than Leonard Green & Partners, its affiliated co-investors and management investors, has acquired beneficial ownership of 35% or more on a fully diluted basis of the aggregate voting interest attributable to all our outstanding capital stock and Leonard & Green Partners, its affiliated co-investors and management investors have less voting power than such person or group; or


    . the first day on which a majority of our board of directors were not directors on September 20, 2000 or whose election or nomination was previously approved by a majority of such directors.

   We are currently negotiating modifications to our senior notes, including the change of control provision. The change of control provision, as modified, will not be triggered by this offering.

   In the event of a change of control event, or in the event of specified dispositions of the assets by us or ours subsidiaries, the proceeds of which are neither used to repay the credit facility, the senior notes or to acquire long term assets, we are required to offer to repurchase the senior notes at a purchase price equal to 101% (in the case of a specified change of control) or 100% (in the case of a specified disposition of assets) of the principal amount thereof, in each case plus accrued interest.

   The indenture governing the senior notes also contains covenants that restrict the ability of us and our subsidiaries to:

    .  incur additional debt;

    .  incur specified liens on our assets;

    .  pay dividends on stock or repurchase stock;

    .  make investments;

    .  engage in specified transactions with affiliates;

    . create or permit to exist specified dividend or payment restrictions affecting subsidiaries;

    .  sell assets;

    .  engage in specified sale/lease-back transactions;

    . sell all or substantially all of their assets or merge with or into other companies; and

    . engage in business activities unrelated to activities engaged in at the original date of issuance of the senior notes.

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

   Events of Default. The indenture governing the senior notes also provides for various defaults, including

    . failure to pay interest on the senior notes when due after a specified grace period;

    . failure to pay any principal on the senior notes when the same becomes due at maturity, upon redemption or otherwise;

    . failure to observe or perform any other covenant or agreement in the indenture governing the senior notes where such failure continues for thirty (30) days after actual knowledge thereof by a senior officer; and

    . failure to pay at final maturity or other default leading to actual acceleration with respect to other indebtedness having an aggregate principal amount of $7.5 million or more.

New Accounting Pronouncements

Derivatives

   Effective January 1, 2001, we adopted Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value with offsets to other comprehensive income or earnings, depending on the type of derivative and/or the underlying cause for the change in fair value.

  Our Collar Agreement

   On November 13, 2000, we entered into a no-fee interest rate collar agreement with Wells Fargo Bank, N.A. effective November 15, 2000 and expiring November 15, 2002. Our collar agreement is based on LIBOR, pays out monthly, resets monthly and has a cap and floor notional amount of $62.5 million, with a cap rate of 7.5% and floor rate of 5.9%.

   Under SFAS 133, the actual cash paid by us as a result of LIBOR rates being below the floor of our collar agreement are recorded as a component of earnings. As of September 30, 2001, we have paid $600,000 because of LIBOR rates being below the floor of 5.9%. These payments were all made for the nine months ended September 30, 2001 and are included in interest expense.

   Our collar agreement is considered a cash flow hedge. Because LIBOR rates at September 30, 2001 were below the floor rate in the collar agreement of 5.9% and are projected to remain below the floor rate through the term of the collar agreement, the fair value of our collar agreement is a net liability to us of $2.2 million at September 30, 2001. It is recorded in our balance sheet as part of other accrued liabilities.

Goodwill and Other Intangible Assets

   In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 142, Goodwill and Other Intangible Assets, which changes the way companies account for intangible assets and goodwill associated with business combinations. The principal changes of SFAS 142 are as follows:

    . All goodwill amortization will cease effective January 1, 2002. For the nine months ended September 30, 2001, we recorded $6.9 million of goodwill amortization.

    . All of the goodwill on our balance sheet at June 30, 2001 will continue to be amortized through the remaining months of 2001, in accordance with their current amortization schedules.

    . All goodwill acquired in acquisitions after June 30, 2001 is not subject to amortization in 2001 or in the future.

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

    . All goodwill will be reviewed annually, or as circumstances warrant, using the fair-value-based goodwill impairment tests discussed in SFAS
       142. As of September 30, 2001, our net goodwill balance was $316.3 million. Any impairment recognized associated with the adoption of SFAS 142 will be accounted for as a cumulative effect of change in accounting principle.

   We have not yet determined what the impact of SFAS 142 will be on our financial statements.

   In July, 2001, the FASB issued SFAS 141, Business Combinations, which requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. We do not expect the adoption of SFAS 141 to have a material impact on our financial statements or our operations.

Impairment of Long-Lived Assets

   In August 2001, FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 supercedes SFAS 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30. SFAS 144 is intended to establish a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, and to resolve certain implementation issues related to SFAS 121. The provisions of SFAS 144 generally are to be applied prospectively. We will adopt SFAS 144 in the first quarter of 2002. We have not yet determined what the impact of SFAS 144 will be on our financial statements.

Restructuring and Asset Write-Down

   During 1996, we adopted and implemented a restructuring plan and recorded a restructuring charge of $5.7 million and an asset write-down charge of $9.5 million. The major components of the 1996 restructuring plan included:

    . the termination of leases, the write-down of intangibles, property and equipment, and employee terminations in connection with the closure, sale or consolidation of 12 animal hospitals;

    . the termination of contracts and leases, the write-down of certain property and equipment, and the termination of employees in connection with the restructuring of our laboratory operations; and

    . contract terminations and write-down of assets in connection with the migration to common communications and computer systems.

   Collectively, the 12 hospitals had aggregate revenue of $6.8 million and net operating loss of $350,000 for the year ended December 31, 1996. The restructuring of our laboratory operations consisted primarily of:

    .  plans to relocate our facility in Indiana to Chicago;

    .  the downsizing of our Arizona laboratory operations;

    . the standardization of laboratory and testing methods throughout all of our laboratories, resulting in the write-down of equipment that will no longer be utilized; and

    .  the shutdown of a laboratory facility in the Midwest.

   During 1999, pursuant to the 1996 restructuring plan, we incurred the following:

    . Cash expenditures of $345,000 for lease and other contractual obligations.

    . Non-cash asset write-downs of $157,000, primarily pertaining to hospitals previously closed and our shutdown of certain computer systems.

    . We recognized a $321,000 favorable settlement related to a laboratory operations' contract that was terminated as part of the 1996 restructuring plan.

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

    . During the fourth quarter of 1999, we were released from our contractual obligation pertaining to certain facility leases for hospitals that were sold in 1997. In addition, we reached a favorable settlement on contractual obligations pertaining to our migration to common communications and computer systems, a component of the 1996 restructuring plan. As a result of these two favorable outcomes, we reversed $889,000 of restructuring charges.

   During 1998, we took the following actions pursuant to the 1996 restructuring plan:

    .  We closed one animal hospital.

    . We shut down certain computer hardware and software, as part of our migration to common computer systems.

    . We decided that two hospitals would continue to be operated instead of closed as was originally outlined in the 1996 restructuring plan. The hospitals' local markets improved since the 1996 restructuring plan was determined, causing our management to revise its plan.

    . We terminated our attempt to sell one hospital because it has been unable to negotiate a fair sales price based on the hospital's operating results.

   Reserves of $593,000 related to the three hospitals we ultimately retained, were utilized to offset increases in the expected cost to extinguish lease commitments and contract obligations that were part of the 1996 restructuring plan.

   As of December 31, 1999, all phases of the 1996 restructuring plan were complete and no restructuring reserves remained on our balance sheet.

   During 1997, we reviewed the financial performance of our hospitals. As a result of this review, an additional 12 hospitals were determined not to meet our performance standards. Accordingly, we adopted phase two of our restructuring plan resulting in restructuring and asset write-down charges of $2.1 million. The major components of the 1997 restructuring plan consisted of the termination of leases, amounting to $1.2 million, and the write-down of intangibles, property and equipment, amounting to $876,000, in connection with the closure or sale of 12 animal hospitals. Collectively, the 12 hospitals had aggregate revenue of $5.4 million and net operating income of $176,000 for the year ended December 31, 1997.

   For the nine months ended September 30, 2001 and the year ended December 31, 2000, we incurred $52,000 and $190,000, of expenditures for lease and other contractual obligations resulting from the 1997 restructuring plan.

   During 1999, the actions taken pursuant to the 1997 restructuring plan were as follows:

    . We sold one hospital resulting in cash expenditures of $2,000 and non-cash asset write-downs of $64,000.

    . We closed three hospitals resulting in cash expenditures of $4,000 and non-cash asset write-downs of $53,000.

    . We incurred cash expenditures of $71,000 for lease and other contractual obligations.

    . We recorded an additional $28,000 non-cash asset write-down pertaining to a hospital previously closed.

    . During the fourth quarter of 1999, we reached favorable settlements from the sale and/or closure of the hospitals noted in the first two bullet points above. As a result we reversed $663,000 of restructuring charges.

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

   During 1998, we closed three animal hospitals pursuant to the 1997 restructuring plan, resulting in the write-off of $299,000 of property and equipment and cash expenditures of $81,000 for lease obligations and costs. Also during 1998, we determined that five of the animal hospitals that were to be sold as part of the 1997 restructuring plan would be kept due to their improved performance.

   At September 30, 2001 and December 31, 2000, $101,000 and $153,000,
respectively, of the restructuring reserves from the 1997 restructuring plan remain on our balance sheet, consisting primarily of lease and other contractual obligations. All significant phases of the 1997 restructuring plan were complete as of December 31, 1999, although certain lease obligations will continue through 2005.

Quantitative and Qualitative Disclosures about Market Risk

   Our market risk exposure is confined to interest rate exposure of our debt obligations that bear interest based on floating rates. Our revolving credit facility and certain other debt obligations are subject to variable rate interest which could be adversely affected by an increase in interest rates. As of September 30, 2001, we had borrowings of $246.5 million under a $300.0 million credit facility. Interest on amounts borrowed under the credit facility is subject to adjustment based on certain levels of financial performance. For LIBOR borrowings, the applicable margin added to LIBOR can range from 2.00% to 3.25% for the term loan A facility and revolving loans, and is 3.75% for the term loan B facility. For every one-half percent rise in interest rates on our variable rate obligations held at September 30, 2001, interest expense would increase by approximately $1.2 million for the twelve months ended September 30, 2002. For every one-half percent decline in interest rates below the floor rate of 5.9% on our collar agreement for $62.5 million of our variable rate obligations, interest expense would increase by approximately $313,000 for the twelve months ended September 30, 2002.

   We will repay a portion of our existing indebtedness with the proceeds from this offering. We invest our cash in money market securities, which are subject to minimal credit and market risk. In addition, our operations are solely in the United States and accordingly we do not have any exposure to foreign currency rate fluctuations.

Inflation

   Historically, our operations have not been materially affected by inflation. We cannot assure you that our operations will not be affected by inflation in the future.

                                   BUSINESS

General

   We are a leading animal health care services company and operate the largest networks of veterinary diagnostic laboratories and free-standing, full-service animal hospitals in the United States. Our network of veterinary diagnostic laboratories provides sophisticated testing and consulting services to the veterinarian comparable to that provided by the human diagnostic laboratory to the physician. Veterinarians use these services in the detection, diagnosis, evaluation, monitoring, treatment and prevention of diseases and other conditions affecting animals. With the only nationwide veterinary laboratory network serving all 50 states, we provide diagnostic testing for an estimated 13,000 animal hospitals, a customer base over twice the size of our next largest competitor. Our network of animal hospitals offers a full range of general medical and surgical services for companion animals, as well as specialized treatments including advanced diagnostic services, internal medicine, oncology, ophthalmology, dermatology and cardiology. In addition, we provide pharmaceutical products and perform a variety of pet wellness programs including routine vaccinations, health examinations, diagnostic testing, spaying, neutering and dental care. The more than 750 veterinarians supporting our 214 animal hospitals had over 3 million patient visits in 2000.

Industry Overview

   The U.S. population of companion animals has reached approximately 188 million, including about 141 million dogs and cats. The most recent industry data show that over $11 billion was spent on animal health care services in 1996, with an annual growth rate of over 9.5% from 1991 through 1996 for spending on dogs and cats.

   The ownership of pets is widespread, with over 62% of U.S. households owning at least one pet, including companion and other animals. Pet ownership is highest among households with children under 18 and empty nesters whose pets have become their new "children." We believe the pet population and the number of pet-owning households should continue to grow, given that the number of households with children under 18 was projected to increase and then remain relatively stable between 1995 and 2010 and the number of empty-nest households was projected to increase.

   Among this expanding number of pet owners is a growing awareness of pet health and wellness, including the benefits of preventive care and specialized services. As technology continues to migrate from the human healthcare sector into the practice of veterinary medicine, more sophisticated treatments and diagnostic tests are becoming available to treat companion animals. These new and increasingly complex procedures, diagnostic tests and pharmaceuticals are gaining wider acceptance as pet owners are exposed to these previously unconsidered treatment programs through literature and marketing programs sponsored by large pharmaceutical and pet nutrition companies. We believe this is evidenced by an industry survey revealing that 70% of pet owners view their animals as important members of the family and are willing to pay for more veterinary services to promote the good health and extend the life of their pet.

   Even as treatments available in veterinary medicine become more complex, prices for veterinary services typically remain a low percentage of a pet-owner's income, facilitating payment at the time of service. Unlike the human health care industry, providers of veterinary services are not dependent on third-party payors in order to collect fees. As a consequence, providers of veterinary services do not have the problems of extended payment collection cycles or pricing pressures from third party-payors faced by human health care providers. Outsourced laboratory testing is a wholesale business that collects payments directly from animal hospitals, generally on terms requiring payment within 30 days of the date the charge is invoiced. Fees for animal hospital services are due at the time of the service. For example, over 95% of our animal hospital services are paid for in cash or by credit card at that time. In addition, over the past three fiscal years, our bad debt expense has averaged only 1% of total revenue.

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

   The practice of veterinary medicine is subject to seasonal fluctuation. In particular, demand for veterinary services is significantly higher during the warmer months because pets spend a greater amount of time outdoors, where they are more likely to be injured and are more susceptible to disease and parasites. In addition, use of veterinary services may be affected by levels of infestation of fleas, heartworms and ticks and the number of daylight hours.

   Diagnostic Laboratories. Laboratory tests are used by veterinarians to diagnose, monitor and treat illnesses and conditions in animals through the detection of substances in urine, tissue, fecal and blood samples and other specimens. As is the case with the physician treating a human patient, laboratory diagnostic testing is becoming a routine diagnostic tool used by the veterinarian.

   Veterinary laboratory tests are performed primarily at free-standing veterinary diagnostic laboratories, universities or animal hospitals using on-site diagnostic equipment. For particular types of tests, on-site diagnostic equipment can provide more timely results than outside laboratories, but this in-house testing requires the animal hospital or veterinarian to purchase the equipment, maintain and calibrate the equipment periodically to avoid testing errors, and employ trained personnel to operate it. Conversely, veterinary diagnostic laboratories can provide a wider range of tests than generally are available on-site at most animal hospitals and do not require any up-front investment on the part of the animal hospital or veterinarian. Also, leading veterinary diagnostic laboratories employ highly trained individuals who specialize in the detection and diagnosis of diseases and thus are a valuable resource for the veterinarian.

   Within the outsourcing market, our laboratories specialize in the veterinary market and offer a broad spectrum of standard and customized tests, convenient sample pick-up times, rapid test reporting and access to professional consulting services provided by trained specialists. Providing the customer with this level of service at competitive prices requires high throughput volumes due to the operating leverage associated with the laboratory business. As a result, larger laboratories likely maintain a competitive advantage relative to smaller laboratories.

   We believe that the outsourced laboratory testing market is one of the fastest growing segments of the animal health care services industry, and expect continued growth as a result of:

    . the increased focus on wellness and monitoring programs in veterinary medicine, which is increasing the overall number of tests being performed;

    . the emphasis in veterinary education on diagnostic tests and the trend toward specialization in veterinary medicine, which are causing veterinarians to increasingly rely on tests for more accurate diagnoses;

    . continued technological developments in veterinary medicine, which are increasing the breadth of tests offered; and

    . the trend toward outsourcing tests because of the relative low cost, the high accuracy rates and the diagnostic support provided by specialists employed by the laboratory.

   Animal Hospitals. Animal health care services are provided predominately by the veterinarian practicing as a sole practitioner, or as part of a larger animal medical group or hospital. Veterinarians diagnose and treat animal illnesses and injuries, perform surgeries, provide routine medical exams and prescribe medication. Some veterinarians specialize by type of medicine, such as orthopedics, dentistry, ophthalmology or dermatology. Others focus on a particular type of animal. The principal factors in a pet owner's decision as to which veterinarian to use include convenient location, recommendation of friends, reasonable fees, convenient hours and quality of care.

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

   The U.S. market for veterinary services is highly fragmented, with more than 35,000 veterinarians practicing at over 18,000 companion animal hospitals. Although most animal hospitals are single site, sole practitioner facilities, we believe veterinarians are increasingly gravitating toward animal hospitals that provide state-of-the-art facilities, treatments, methods and pharmaceuticals to enhance the services they can provide their clients.

   Well capitalized animal hospital operators have the opportunity to supplement their internal growth with selective acquisitions. We believe the extremely fragmented animal hospital industry is consolidating due to:

    . the purchasing, marketing and administrative cost advantages that can be realized by a large, multiple location, multi-practitioner veterinary provider;

    . the cost of financing equipment purchases and upgrading technology necessary for a successful practice;

    . the desire of veterinarians to focus on practicing veterinary medicine, rather than spending large portions of their time at work on performing the administrative tasks necessary to operate an animal hospital;

    . the choice of some owners of animal hospitals to diversify their investment portfolio by selling all or a portion of their investment in the animal hospital; and

    . the appeal to many veterinarians of the benefits and work scheduling flexibility that are not typically available to a sole practitioner or single site provider.

Competitive Strengths

   We believe that we are well-positioned for profitable growth due to the following competitive strengths:

    . Market Leader. We are a market leader in each of the business segments in which we operate. We maintain the only veterinary diagnostic laboratory network serving all 50 states, which is supported by the largest group of consulting veterinary specialists in the industry. Our network of animal hospitals and veterinarians is the largest in the United States. We believe that it would be difficult, time consuming and expensive for new entrants or existing competitors to assemble a comparable nationwide laboratory or animal hospital network. It would be particularly difficult to replicate our team of specialists, transportation network, management and systems infrastructure, size of our veterinarian group and our customer relationships.

    . Compelling Business Model. We believe our business model enables us to generate consistent growth and increasing cash flows. The fixed cost nature of our business allows us to generate strong margins, particularly on incremental revenues. In each quarter since 1998, we have generated positive laboratory internal revenue growth. The growth in our laboratory revenue, combined with greater utilization of our infrastructure, has enabled us to improve our laboratory EBITDA margin from 26.9% in 1998 to 33.5% for the twelve months ended September 30, 2001, and our laboratory operating margin from 22.4% to 29.9% over the same period. In each quarter since 1998, we have generated positive animal hospital same-facility revenue growth. Due to the operating leverage associated with our animal hospital business, the increase in animal hospital revenue has enabled us to improve our animal hospital EBITDA margin from 16.7% in 1998 to 19.5% for the twelve months ended September 30, 2001, and our animal hospital operating margin from 12.2% to 14.3% over the same period. These high margins, combined with our modest working capital needs and low maintenance capital expenditures, provide cash that we can use for acquisitions or to reduce indebtedness.

    . Leading Team of Specialists. We believe our laboratories are a valuable diagnostic resource for veterinarians. Due to the trend towards offering specialized services in veterinary medicine, our network of 85 specialists, which includes veterinarians, chemists and other scientists with expertise in fields such as pathology, internal medicine, oncology, cardiology, dermatology, neurology and endocrinology, provides us with a significant competitive advantage. These specialists are available to

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

       consult with our laboratory customers, providing a compelling reason for them to use our laboratories rather than those of our competitors, most of whom offer no comparable service. Our team of specialists represents the largest interactive source for readily available diagnostic advice in the veterinary industry and interact with animal health care professionals over 90,000 times a year.

    . High Quality Service Provider. We believe that we have built a reputation as a trusted animal health brand among veterinarians and pet owners alike. In our laboratories, we maintain rigorous quality assurance programs to ensure the accuracy of reported results. We calibrate our laboratory equipment several times daily, test specimens of known concentration or reactivity to assure accuracy and use only qualified personnel to perform testing. Further, our specialists review all test results outside of the range of established norms. As a result of these measures, we believe our diagnostic accuracy rate is over 99%. In our animal hospitals, we provide continuing education programs, promote the sharing of professional knowledge and expertise and have developed and implemented a program of best practices to promote quality medical care.

    . Shared Expertise Among Veterinarians. We believe our group of animal hospitals and veterinarians provide us with a competitive advantage through our collective expertise and experience. Our veterinarians consult with other veterinarians in our network to share information regarding the practice of veterinary medicine, which continues to expand our collective knowledge. We maintain an internal continuing education program for our veterinarians and have an established infrastructure for the dissemination of information on new developments in diagnostic testing, procedures and treatment programs. We believe the accumulation of veterinary medical knowledge and experience among our veterinarian group enables us to offer new services more rapidly than our competitors, offer our services at a higher level of quality and remain the leading source of veterinary information for interested companies such as pharmaceutical and pet food companies.

Business Strategy

   Our business strategy is to continue to expand our market leadership in animal health care services through our diagnostic laboratories and animal hospitals. Key elements of our strategy include:

    . Capitalizing on our Leading Market Position to Generate Revenue Growth. Our leading market position in each of our business segments positions us to capitalize on favorable growth trends in the animal health care services industry. In our laboratories, we seek to generate revenue growth by taking advantage of the growing number of outsourced diagnostic tests and by increasing our market share. We continually educate veterinarians on new and existing technologies and test offerings available to diagnose medical conditions. Further, we leverage the knowledge of our specialists by providing veterinarians with extensive customer support in promoting and understanding these diagnostic tests. In our animal hospitals, we seek to generate revenue growth by capitalizing on the growing emphasis on pet health and wellness. For example, in 2000, we implemented a senior wellness program. This program bundles tests and animal hospital services, seeking to promote recurring visits and to increase the average amount spent per visit.

    . Leveraging Established Infrastructure to Improve Margins. We intend to leverage our established laboratory and animal hospital infrastructure to continue to increase our operating margins. Due to our established networks and the fixed cost nature of our business model, we are able to realize high margins on incremental revenues from both laboratory and animal hospital customers. For example, given that our nationwide transportation network servicing our laboratory customers is a relatively fixed cost, we are able to achieve significantly higher margins on most incremental tests ordered by the same customer when picked up by our couriers at the same time. We estimate that in most cases, we realize an operating and EBITDA margin between 60% and 75% on these incremental tests.

    . Utilizing Enterprise-Wide Systems to Improve Operating Efficiencies. We recently completed the migration of all animal hospital operations to an enterprise-wide management information system. We believe that this common system will enable us to more effectively manage the key operating metrics that drive our business. With the aid of this system, we seek to standardize pricing, expand the services our veterinarians provide, capture unbilled service, increase volume and implement targeted marketing programs.

    . Pursue Selected Acquisitions. Although we have substantially completed our laboratory infrastructure, we may make selective, strategic laboratory acquisitions. Additionally, the fragmentation of the animal hospital industry provides us with significant expansion opportunities in our animal hospital segment. Depending on the attractiveness of the candidates and the strategic fit with our existing operations, we intend to acquire approximately 15 to 25 animals hospitals per year primarily using internally generated cash.

Diagnostic Laboratories

   We operate the only full-service, veterinary diagnostic laboratory network serving all 50 states. We have a client base over two times that of our largest competitor. In 2000, we performed approximately 19.8 million tests and handled roughly 6.4 million requisitions in our state-of-the-art, automated diagnostic laboratories. Our laboratory network services a diverse customer base of over 13,000 animal hospitals, and non-affiliated animal hospitals generated approximately 95% of our laboratory revenue in 2000.

   Services. Our diagnostic spectrum includes over 300 different tests in the areas of chemistry, pathology, serotology, endocrinology, hematology, and microbiology, as well as tests specific to particular diseases. The average revenue per requisition is approximately $19. We do not conduct experiments on animals and are not engaged in animal research.

   Although modified to address the particular requirements of the species tested, the tests performed in our veterinary laboratories are similar to those performed in human clinical laboratories and utilize similar laboratory equipment and technologies. The growing concern for animal health, combined with the movement of veterinary medicine toward increasing specialization, should spur the migration of additional areas of human testing into the veterinary field. For example, we now provide cancer testing for household pets whereas several years ago, these tests were not available.

   Given the recent advancements in veterinary medical technology and the increased breadth and depth of knowledge required for the practice of veterinary medicine, many veterinarians solicit the knowledge and experience of our 85 specialists to interpret test results, consult on the diagnosis of illnesses and suggest treatment programs. This resource includes veterinarians, chemists, and other scientists with expertise in pathology, internal medicine, oncology, cardiology, dermatology, neurology and endocrinology. This depth of experience and expertise enables our specialists to suggest additional testing or provide diagnostic advice that assists the veterinarian in developing an appropriate treatment plan.

   Together with our specialist support, we believe the quality of our service further distinguishes our laboratory services. We maintain quality assurance programs to ensure that specimens are collected and transported properly, that tests are performed accurately and that client, patient and test information is reported and billed correctly. Our quality assurance programs include quality control testing of specimens of known concentration or reactivity to ensure accuracy and precision, routine checks and preventive maintenance of laboratory testing equipment, and personnel standards ensuring that only qualified personnel perform testing. As a result, we believe that our accuracy rate is over 99%.

                           [MAP] MAP OF UNITED STATES

   Our 15 laboratories enable us to service the entire United States. Our laboratory network includes:

    . two primary hubs that are open 24 hours per day and offer a full testing menu, including our most complex tests,

    . four secondary hubs that service large metropolitan areas, are open 24 hours per day and offer a wide testing menu, generally exclusive of our most complex tests; and

    . nine STAT laboratories that service other locations with demand sufficient to warrant nearby laboratory facilities and are open during daytime hours.

   We connect our laboratories to our customers with what we believe is the industry's largest transportation network, which picks up an average of 20,000 to 25,000 requisitions daily through an extensive network of drivers and independent couriers. For the nine months ended September 30, 2001, we derived approximately 69.4% of our laboratory revenue from major metropolitan areas, where we offer twice-a-day pick-up service and same-day results. In addition, in these areas, we generally offer to report results within three hours of pick-up. Outside of these areas, we typically provide test results to veterinarians before 8:00 a.m. the following day.

   Veterinarian customers located outside the areas covered by our transportation network are serviced using our Test Express service. Users of the Test Express service send patient specimens by Federal Express to our Memphis laboratory, the proximity of which to the Federal Express primary sorting facility permits speedy and cost-efficient testing.

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

   Sales, Marketing and Customer Service. We employ 40 full-time sales and field service representatives who market laboratory services and maintain relationships with existing customers. The sales force is commissioned-based and organized along geographic regions. We support our sales efforts by strengthening our industry-leading team of specialists, developing marketing literature, attending trade shows, participating in trade associations and providing educational services to veterinarians. In addition, we employ over 90 customer service representatives who respond to customer inquiries, provide test results and, when appropriate, introduce the customer to other services offered by the laboratory.

   Given the high margins we enjoy on many of our incremental tests, our sales force is compensated primarily on its success in maximizing the amount of business from existing customers as well as adding new customers.

   Personnel. We employ a staff of approximately 1,000 full-time-equivalent employees in our laboratory network. We employ on average 310 employees at each of our primary laboratories. At a typical secondary laboratory, we employ on average 93 employees and at our typical STAT laboratory we employ on average 18 employees. We employ some of our specialists and enter into consulting arrangements with others. Our laboratory network consists of an eastern and western division and we employ a vice president to manage each region. We employ a manager at each of our laboratories and supervisors for each department within the laboratories.

Animal Hospitals

   At September 30, 2001, we operated 214 animal hospitals in 33 states that were supported by over 750 veterinarians. Our nationwide network of free-standing, full-service animal hospitals has facilities located in the following states:

                     California    44  Connecticut     3
                     New York*     21  New Mexico      3
                     Florida       17  Minnesota*      2
                     Illinois      16  North Carolina* 2
                     Michigan      12  Utah            2
                     Pennsylvania  11  Alabama*        1
                     Maryland       9  Arizona         1
                     New Jersey*    9  Georgia         1
                     Texas*         9  Hawaii          1
                     Indiana        7  Louisiana*      1
                     Massachusetts  7  Missouri        1
                     Virginia       6  Nebraska*       1
                     Colorado       5  South Carolina  1
                     Nevada         5  Washington*     1
                     Ohio*          5  West Virginia*  1
                     Alaska         4  Wisconsin       1
                     Delaware       4

             --------
              * States where we manage animal hospitals owned by veterinary medical groups.

   We seek to provide quality medical care in clean, attractive facilities that are open on average between 10 and 15 hours per day, six to seven days per week. Our typical animal hospital:

    . is located in a 4,000 to 6,000 square foot, free-standing facility in an attractive location;

    .  has annual revenue between $1.0 million and $2.0 million;

    .  is supported by three to five veterinarians; and

    .  has an operating history of over ten years.

   In addition to general medical and surgical services, we offer specialized treatments for companion animals, including advanced diagnostic services, internal medicine, oncology, ophthalmology, dermatology and cardiology. We also provide pharmaceutical products for use in the delivery of treatments by our veterinarians and pet owners. Many of our animal hospitals offer additional services, including grooming, bathing and boarding. We also sell specialty pet products at our hospitals, including pet food, vitamins, therapeutic shampoos and conditioners, flea collars and sprays, and other accessory products.

   As part of the growth strategy of our hospital business, we intend to continue our disciplined acquisition strategy by identifying high quality practices that may have value to be unlocked through the services and scale we can provide. Our typical candidate mirrors the profile of our existing hospital base. Acquisitions will be used to both expand in existing markets and enter new geographical areas. By undertaking prudent acquisitions, we are able to grow our hospital business without diluting the local market for veterinary services. As of September 30, 2001, we had identified and were in negotiations to acquire three animal hospitals.

   Personnel. Our animal hospitals generally employ a staff of between 10 to 30 full-time equivalent employees, depending upon the facility's size and customer base. The staff includes administrative and technical support personnel, three to five veterinarians, an office manager who supervises the day-to-day activities of the facility, and a small office staff. We employ a relatively small corporate staff to provide centralized administrative services to all of our animal hospitals.

   We actively recruit highly qualified veterinarians and technicians and are committed to supporting continuing education for our professional staff. We operate post-graduate teaching programs for veterinarians at seven of our facilities, which train approximately 40 veterinarians each year. We believe that these programs enhance our reputation in the veterinary profession and further our ability to continue to recruit the most talented veterinarians.

   We seek to establish an environment that supports the veterinarian in the delivery of quality medicine and fosters professional growth through increased patient flow and a diverse case mix, continuing education, state-of-the-art equipment and access to specialists. We believe our hospitals offer attractive employment opportunities to veterinarians because of this professional environment, competitive compensation programs, management opportunities, employee benefits not generally available to a sole practitioner, scheduling flexibility to accommodate personal lifestyles and the ability to relocate to different regions of the country. Further, we permit some of our veterinarians to participate with us in the ownership and operation of an animal hospital. In these circumstances, the veterinarian purchases an equity position in our animal hospital and is our partner in its operation. As of September 30, 2001, we operated 24 hospitals under a partnership structure. Typically, the salary of the veterinarian partner is based on a percentage of the revenue of the animal hospital that is generated by the veterinarian. The operating income of the partnership that is distributed to the veterinarian partner is based on the veterinarian partner's percentage interest in the partnership, which is typically between 10% and 25%.

   We have established a Medical Advisory Board to support our operations. The Medical Advisory Board's function, under the direction of our Chief Medical Officer, is to recommend medical standards for our network of animal hospitals. The committee is comprised of leading veterinarians representing both the different geographic regions in which we operate and the medical specialties practiced by our veterinarians. Currently, four members of the Medical Advisory Board are faculty members at leading veterinary colleges in the United States. These members serve as medical consultants to us.

   Marketing. Our marketing efforts are primarily directed towards our existing clients through customer education efforts. We inform and educate our clients about pet wellness and quality care through mailings of the Healthy Pet Magazine, a magazine focused on pet care and wellness published by an affiliate of ours, targeted demographic mailings regarding specific pet health issues and collateral health material available at each animal hospital. With these internal marketing programs, we seek to leverage our existing customer base by increasing the number of visits of existing clients and intensity of the services used during each visit. Further, reminder notices are used to increase awareness of the advantages of regular, comprehensive veterinary medical care, inlcuding preventive care such as vaccinations, dental screening and geriatric care.

   We also enter into referral arrangements with local pet shops and humane societies to increase our client base. In addition, we seek to obtain referrals from veterinarians by promoting our specialized diagnostic and treatment capabilities to veterinarians and veterinary practices that cannot offer their clients these services.

   Ownership Limitations. Some states have laws that prohibit business corporations from providing veterinary services through the direct employment of veterinarians. At September 30, 2001, we operated 53 animal hospitals in 11 states with these types of ownership restrictions. In these states, instead of owning an animal hospital, we provide management services to veterinary medical groups. We do not consolidate the operating results of these hospitals for financial statement purposes. We provide our management services pursuant to long-term management agreements with the veterinary medical groups, ranging from 10 to 40 years, with non-binding renewal options where allowable. Pursuant to the management agreements, the veterinary medical groups are each solely responsible for all aspects of the practice of veterinary medicine, as defined by their respective state. We are responsible for providing the following services:
    .  availability of all facilities and equipment;

    .  day-to-day financial and administrative supervision and management;

    .  maintenance of patient records;

    .  recruitment of veterinarians and animal hospital staff;

    .  marketing; and

    .  malpractice and general insurance.

   As compensation for these services, we receive management fees, which are included in animal hospital revenue.

Systems

   We maintain a nationwide management information system to support our veterinary laboratories. In 2000, we completed the migration of our animal hospital operations onto an enterprise-wide management information network. All of our financial and customer records and laboratory results are stored in computer databases, most of which may be accessed by our management. Substantially all of our animal hospitals utilize consistent patient accounting/point-of-sale software, and we are able to track the performance of hospitals on a per service, per veterinarian basis. Laboratory technicians and specialists are able to electronically access test results from remote testing sites, enabling our specialists from varying fields of veterinary medicine to assist in the interpretation of test results and help structure potential treatment programs. We expect that this operational visibility will lead to increases in laboratory, veterinarian and hospital productivity.

   We are continuing to upgrade and integrate our management information systems. The upgrade of the laboratory system will enable us to communicate diagnostic test results to veterinarian customers online and via electronic mail, a service that we believe will provide additional tools for veterinarians in their practice and will help to solidify our relationship with these clients. The upgrade of the animal hospital system will allow us to track performance data on a per customer basis. We expect this upgrade and integration to cost approximately $250,000 and to be substantially complete in early 2002.

Competition

   The companion animal health care services industry is highly competitive and subject to continual change in the manner in which services are delivered and providers are selected. We believe that the primary factors influencing a customer's selection of an animal hospital are convenient location, recommendation of friends, reasonable fees, quality of care and convenient hours. Our primary competitors for our animal hospitals in most markets are individual practitioners or small, regional multi-clinic practices. In addition, some national companies in the pet care industry, including the operators of super-stores, are developing multi-regional networks of animal hospitals in markets that include our animal hospitals. Among veterinary diagnostic laboratories, we believe that quality, price, specialist support and the time required to report results are the major competitive factors. Although there are many individual clinical laboratories that provide a broad range of diagnostic testing services in the same markets serviced by us, few outsourced laboratory companies compete on a national level. Our client base is twice that of our primary competitor in the laboratory business. In addition to competing with dedicated veterinary laboratories, we face competition from several providers of on-site diagnostic equipment that allow veterinarians to perform their own laboratory tests.

Government Regulation

   The laws of many states prohibit business corporations from providing, or holding themselves out as providers of, veterinary medical care. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. We operate 53 hospitals in 11 states with these laws, including 21 in New York. Although we seek to structure our operations to comply with veterinary medicine laws of each state in which we operate, given the varying and uncertain interpretations of these laws, we may not be in compliance with restrictions on the corporate practice of veterinary medicine in all states. A determination that we are in violation of applicable restrictions on the practice of veterinary medicine in any state in which we operate could have a material adverse effect on us, particularly if we were unable to restructure our operations to comply with the requirements of that state.

   In addition, all of the states in which we operate impose various registration requirements. To fulfill these requirements, we have registered each of our facilities with appropriate governmental agencies and, where required, have appointed a licensed veterinarian to act on behalf of each facility. All veterinary doctors practicing in our clinics are required to maintain valid state licenses to practice.

   Acquisitions may be subject to pre-merger or post-merger review by governmental authorities for antitrust and other legal compliance. Adverse regulatory action could negatively affect our operations through the assessment of fines or penalties against us or the possible requirement of divestiture of one or more of our operations.

Employees

   At September 30, 2001, we had approximately 3,350 full-time-equivalent employees, including approximately 620 licensed veterinarians. None of our employees is a party to a collective bargaining agreement with the exception of our courier drivers in the State of New York. These employees are subject to a collective bargaining agreement expiring on July 10, 2003 with the Teamsters Local Union 813. We believe our employee relations to be good.

Properties

   Our corporate headquarters and principal executive offices are located in West Los Angeles, California, in approximately 30,000 square feet of leased space. We maintain leased and owned facilities at 229 other locations that house our animal hospitals and laboratories. We own 64 facilities and the remainder are leased. We believe that our real property facilities are adequate for our current needs.

Legal Proceedings

   The Ohio Attorney General's office filed a lawsuit on December 14, 1998, in the Franklin County Court of Common Pleas in the State of Ohio in which the state alleged that our management of a veterinary medical group licensed to practice veterinary medicine in that state violates the Ohio statute prohibiting business corporations from providing, or holding themselves out as providers of, veterinary medical care. On March 20, 2001, the trial court in the case entered summary judgment in favor of the State of Ohio and issued an order enjoining us from operating in the State of Ohio in a manner that is in violation of the state statute. In response, we have restructured our operations in the State of Ohio in a manner that we believe conforms to the state law and the court's order. The Attorney General of the State of Ohio has informed us that it disagrees with our position that we are in compliance with the court's order. In June 2001, we appeared at a status conference before the trial court at which time the court directed the parties to meet together to attempt to settle this matter. Consistent with the trial court's directive, we currently are engaged in discussions with the Attorney General's office in the State of Ohio in an attempt to resolve this matter. An additional status conference was scheduled to occur in August 2001 to report to the court with regard to the terms of a settlement or, alternatively, that the parties cannot reach agreement, in which case we will be subject to further court proceedings to review our restructured operations under the Ohio statute. This status conference was postponed and a new date has not been set. Our five animal hospitals in the State of Ohio have a book value of $6.1 million as of September 30, 2001. If we were required to discontinue our operations in the State of Ohio, we may not be able to dispose of the hospital assets for their book value. The animal hospitals located in the State of Ohio generated revenue, EBITDA and operating income of $2.2 million, $754,000 and $513,000, respectively, in the twelve months ended December 31, 2000 and $1.7 million, $575,000 and $376,000, respectively, in the nine months ended September 30, 2001.


   We have received a letter dated November 5, 2001 from a law firm representing the two majority stockholders of a company that merged with Zoasis.com, Inc. in June 2000. In the merger, the two stockholders received a less than 10% interest in Zoasis. At the same time, we acquired a less than 20% interest in Zoasis for an investment of $5.0 million. Robert Antin, our Chief Executive Officer, President and Chairman of the Board, is the majority stockholder of Zoasis and serves on its board of directors. See "Related Party Transactions." The letter indicates that these stockholders intend to file a lawsuit naming as defendants, among others, VCA and Robert Antin and alleging claims including fraud, misrepresentation, civil conspiracy, rescission, and declaratory relief arising from their investment in Zoasis. At this early stage, we cannot determine whether a lawsuit will be filed or, if so, the effect that any such lawsuit would have on our business or financial condition. If a lawsuit is filed and served, we intend to vigorously defend against it.


   We are a party to various other legal proceedings that arise in the ordinary course of our business. Although we cannot determine the ultimate disposition of these proceedings, we do not believe that adverse determinations in any or all of these proceedings would have a material adverse effect upon our financial condition, liquidity or results of operations.

                                  MANAGEMENT

Directors and Executive Officers

   The following persons are our directors and executive officers:

Directors       Age                        Present Position
---------       --- ---------------------------------------------------------------
Robert L. Antin 51  Chief Executive Officer, President and Chairman of our Board of
                    Directors
Arthur J. Antin 54  Chief Operating Officer, Senior Vice President, Secretary and
                    Director
Neil Tauber.... 50  Senior Vice President of Development
Tomas W. Fuller 43  Chief Financial Officer, Vice President and Assistant Secretary
Dawn R. Olsen.. 42  Vice President, Controller
John M. Baumer. 33  Director
John G. Danhakl 45  Director
Melina Higgins. 34  Director
Peter J. Nolan. 43  Director

   Our executive officers are appointed by and serve at the discretion of our board of directors. Robert L. Antin and Arthur J. Antin are brothers. There are no other family relationships between any of our directors and/or any executive officers.

   Robert L. Antin, one of our founders, has served as our Chief Executive Officer, President and Chairman since our inception in 1986. From September 1983 until our founding, Mr. Antin was President, Chief Executive Officer, a director and co-founder of AlternaCare Corp., a publicly held company that owned, operated and developed freestanding out-patient surgical centers. From July 1978 until September 1983, Mr. Antin was employed as an officer by American Medical International, Inc., an owner and operator of health care facilities. While at American Medical International, Inc., Mr. Antin initially served as Director of Marketing of Professional Hospital Services, then as Director of New Business Development responsible for non-hospital related acquisitions and development, and then as a Vice President of American Medical International, Inc. and President of AMI Ambulatory Center, Inc., a subsidiary of American Medical International, Inc. operating a chain of ambulatory care centers. Mr. Antin received his MBA with a certification in hospital and health administration from Cornell University.

   Arthur J. Antin, one of our founders, has served as our Chief Operating Officer, Senior Vice President, Secretary and a director since our inception. From October 1983 to September 1986, Mr. Antin served as Director of Marketing/Investor Relations of AlternaCare Corp. At AlternaCare Corp., Mr. Antin developed and implemented marketing strategies for a network of outpatient surgical centers. Mr. Antin received an MA in Community Health from New York University.

   Neil Tauber, one of our founders, has served as our Senior Vice President of Development since our inception. From 1984 to 1986, Mr. Tauber served as the Director of Corporate Development at AlternaCare. At AlternaCare, Mr. Tauber was responsible for the acquisition of new businesses and syndication to hospitals and physician groups. From 1981 to 1984, Mr. Tauber served as Chief Operating Officer of MDM Services, a wholly owned subsidiary of Mediq, a publicly held health care company, where he was responsible for operating and developing a network of retail dental centers and industrial medical clinics. Mr. Tauber holds an MBA from Wagner College.

   Tomas W. Fuller joined us in January 1988 and served as our Vice President and Controller until November 1990 when he became Chief Financial Officer.
From 1980 to 1987, Mr. Fuller worked at Arthur Andersen LLP, the last two years of which he served as audit manager. Mr. Fuller received his BA in business/economics from the University of California at Los Angeles.

   Dawn R. Olsen joined us in January 1997 as Vice President, Controller. From April 1996 to December 1996, Ms. Olsen worked as an independent consultant at the Rand Corporation. From November 1993 to March 1996, Ms. Olsen served as Senior Vice President, Controller of Optel, Inc., a privately held telecommunications company. From 1987 to 1993, Ms. Olsen served as Assistant Controller and later as Vice President, Controller of Qintex Entertainment, Inc., a publicly held television film distribution and production company. From 1981 to 1987, Ms. Olsen worked at Arthur Andersen LLP, the last year of which she served as audit manager. Ms. Olsen is a certified public accountant and received her BS in business/accounting from California State University, Northridge.

   John M. Baumer has served as a director since September 2000. Mr. Baumer is a partner in Leonard Green & Partners, where he has been employed since May 1999. Prior to joining Leonard Green & Partners, he served as a Vice President in the Corporate Finance Division of Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ in Los Angeles. Prior to joining DLJ in 1995, Mr. Baumer worked at Fidelity Investments and Arthur Andersen. Mr. Baumer currently serves on the boards of directors of Intercontinental Art, Inc. and Petco Animal Supplies, Inc. Mr. Baumer is a 1990 graduate of the University of Notre Dame. He received his MBA from the Wharton School at the University of Pennsylvania.

   John G. Danhakl has served as a director since September 2000. Mr. Danhakl is a partner of Leonard Green & Partners. Prior to becoming a partner at Leonard Green & Partners in 1995, Mr. Danhakl was a Managing Director at DLJ and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert from 1985 to 1990. Mr. Danhakl presently serves on the boards of directors of The Arden Group, Inc., Big 5 Holdings Corp., Communications & Power Industries, Inc., TwinLab Corporation, Diamond Triumph Auto Glass, Inc., Liberty Group Publishing, Inc., Leslie's Poolmart, Inc. and Petco Animal Supplies, Inc., and on the board of managers of AsianMedia Group LLC. Mr. Danhakl is a graduate of the University of California at Berkeley. He received his MBA from the Harvard Business School.

   Melina Higgins has served as a director since September 2000. Ms. Higgins is Chief Financial Officer of GS Mezzanine Partners II, L.P. and GS Mezzanine II Offshore, L.P., leveraged mezzanine funds managed by Goldman, Sachs & Co. Ms. Higgins has been with Goldman Sachs for ten years and has been working with Goldman Sachs mezzanine funds since their inception in 1996. Ms. Higgins presently serves as a director on the boards of directors of the following companies in which GS Mezzanine Partners has invested: Kranson Industries, Inc. and Western Nonwovens Inc. Ms. Higgins holds an MBA from Harvard Business School and a BA from Colgate University.

   Peter J. Nolan has served as a director since September 2000. Mr. Nolan became a partner of Leonard Green & Partners in April 1997. Mr. Nolan previously served as Managing Director and Co-Head of DLJ's Los Angeles Investment Banking Division since 1990. Prior to that, Mr. Nolan had been a Vice President in corporate finance at Drexel Burnham Lambert since 1986. Prior to that, Mr. Nolan was a First Vice President at Prudential Securities, Inc. where he had worked from 1982 to 1986, after working as an Associate at Manufacturers Hanover Trust. He presently serves on the boards of directors of M2 Automotive, Liberty Group Publishing, Inc., Contractors Source, Inc. and White Cap Industries, Inc. and on the board of managers of AsianMedia Group LLC. Mr. Nolan is a graduate of Cornell University with a BS in Agricultural Economics and Finance. He received his MBA from Cornell University.

Boardof Directors and Committees

   Upon the closing of this offering, we will have authorized six directors. In accordance with the terms of our certificate of incorporation, the terms of office of our board of directors will be divided into three classes. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their respective election dates are as follows:

    . the class I directors' term will expire at the annual meeting of stockholders to be held in 2002;

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

    . the class II directors' term will expire at the annual meeting of stockholders to be held in 2003; and

    . the class III directors' term will expire at the annual meeting of stockholders to be held in 2004.

   At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, our bylaws provide that the authorized number of directors may be changed by an amendment to the bylaws duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to our certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

   Our board of directors intends to create an audit committee and a compensation committee. We expect that our audit committee will be comprised of three independent directors whom it will appoint and will be charged with the following responsibilities:

    .  recommending the engagement of our independent public accountants;

    . reviewing the scope of the audit to be conducted by the independent public accountants;

    . meeting periodically with the independent public accountants and our Chief Financial Officer to review matters relating to our financial statements, our accounting principles and our system of internal accounting controls; and

    . reporting its recommendations as to the approval of our financial statements to the board of directors.

   We anticipate that the compensation committee will be composed of at least two independent directors. The compensation committee will be responsible for considering and making recommendations to the board of directors regarding executive compensation and will be responsible for administering our stock option and executive incentive compensation plans.

Director Compensation

   Our directors are not entitled to any compensation for serving as a director. Directors may be reimbursed for the actual reasonable costs incurred in connection with attendance at board meetings. Upon the closing of this offering, our directors who are not also our employees will receive $1,000 for each meeting of the board of directors that they attend plus reimbursement of all out-of-pocket expenses incurred in attending such meeting.

Compensation Committee Interlocks and Insider Participation

   None of our executive officers or directors presently serves, or in the past has served, on the compensation committee of any other company with which we conduct business, nor do we expect any member of our compensation committee to serve, or in the past to have served, on the compensation committee of a company with which we conduct business.

Executive Compensation

   The following table sets forth certain information with respect to compensation awarded to, earned by or paid to each person who served as our Chief Executive Officer or was one of our four other most highly compensated executive officers during the fiscal year ended December 31, 2000. We refer to these officers as our named executive officers.

                          Summary Compensation Table




                                                                                   Long Term
                                                                                 Compensation;
                                                                                    Awards;
                                                     Annual Compensation          Securities
                                             -----------------------------------  Underlying
                                                                  Other Annual   Options/SARs   All Other
     Name and Principal Position        Year  Salary    Bonus    Compensation(1)    (#) (2)    Compensation
     ---------------------------        ---- -------- ---------- --------------- ------------- -------------
Robert L. Antin (3).................... 2000 $364,000     --         $2,377         15,000     $7,014,300(4)
  Chairman of the Board, President and  1999  358,077 286,816(5)      1,921           --             --
  Chief Executive Officer               1998  350,000 315,000(6)      1,675           --             --

Arthur J. Antin (3).................... 2000  260,000     --          2,543         32,845      4,545,225(4)
  Chief Operating Officer,              1999  255,769 182,108(5)      1,954           --             --
  Senior Vice President and Secretary   1998  250,000 200,000(6)      1,851           --             --

Neil Tauber (3)........................ 2000  197,000     --          2,163         30,000      2,863,950(4)
  Senior Vice President of Development  1999  194,385 121,102(5)      1,955           --             --
                                        1998  190,000  70,989(6)      1,425           --             --

Tomas W. Fuller (3).................... 2000  187,200     --          1,815         20,000     2,948,750(4)
  Chief Financial Officer, Vice         1999  184,154 114,729(5)      1,921           --             --
  President and Assistant Secretary     1998  180,000 121,406(6)      1,047           --             --

Dawn R. Olsen.......................... 2000  141,000     35,000       --           42,995          --
  Vice President and Controller         1999  130,808   9,773(5)       --             --            --
                                        1998  125,000  13,090(6)       --           15,500          --

--------
(1)Represents amounts paid as automobile allowance.
(2)All numbers reflect the number of shares of our common stock subject to options granted during the fiscal year.
(3)For a description of the employment agreement between us and the officer, see below.
(4)Consists of amounts paid to these officers in connection with the recapitalization which includes amounts paid under then existing employment agreements and in consideration of executing non-competition agreements.
(5)Reflects the fair market value on January 20, 2000 of restricted stock bonus awards granted in January 2000 for services rendered during the fiscal year ended December 31, 1999.
(6)Reflects the fair market value on February 12, 1999 of restricted stock bonus awards granted in February 1999 for services rendered during the fiscal year ended December 31 ,1998.

Option/SAR Grants in the Last Fiscal Year

   The following table sets forth certain information regarding the grant of stock options to purchase shares of our common stock made during the fiscal year ended December 31, 2000 to our named executive officers.

                             Individual Grants
---------------------------------------------------------------------------

                                                                            Potential Realizable Value at
                 Number of                                                   Assumed Rate of Stock Price
                Securities   Percent of Total                               Appreciation for Option Term
                Underlying  Options Granted to                                           (1)
                Option/SARs Employees in Fiscal Exercise or Base Expiration -----------------------------
     Name       Granted (#)      Year (2)       Price ($/SH) (3)    Date          5%             10%
     ----       ----------- ------------------- ---------------- ----------    --------        -------
Robert L. Antin  15,000(4)         1.1%              $1.00        9/20/10   $  9,433        $23,906
Arthur J. Antin  32,845(4)         2.5%               1.00        9/20/10     20,656         52,346
Neil Tauber      30,000(4)         2.3%               1.00        9/20/10     18,867         47,812
Tomas W. Fuller  20,000(4)         1.5%               1.00        9/20/10     12,578         31,875
Dawn R. Olsen    23,000(5)         1.7%               1.00        9/20/10     14,465         36,656
                 19,995(6)         1.5%               0.20        9/20/10     28,571         47,863

--------
(1)The potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the option term. These amounts are calculated pursuant to applicable requirements of the Commission and do not represent a forecast of the future appreciation of our common stock.
(2)Options covering an aggregate of 1,325,670 shares were granted to eligible persons under our stock incentive plan during the fiscal year ended December 31, 2000.
(3)The exercise price and tax withholding obligations related to exercise may be paid by delivery of already owned shares, subject to specified conditions.
(4)Options vest in 24 equal monthly installments commencing on October 1, 2001.
(5)Options vest in 30 equal monthly installments commencing on July 1, 2002.
(6)Options vested on September 20, 2000.

Option Exercises in Last Fiscal Year and Year-End Option Values

   The following table sets forth, for each of our named executive officers, certain information regarding the exercise of stock options to purchase shares of our common stock during the fiscal year ended December 31, 2000, the number of shares of common stock underlying stock options held at fiscal year end and the value of options held at fiscal year end.

                                          Number of Securities
                                         Underlying Unexercised   Value of Unexercised In-
                   Shares                Options/SARs at Fiscal    The-Money Options/SARs
                  Acquired                    Year End (#)        at Fiscal Year End ($)(1)
                    Upon       Value    ------------------------- -------------------------
Name            Exercise (#)  Realized  Exercisable Unexercisable Exercisable Unexercisable
----            ------------ ---------- ----------- ------------- ----------- -------------
Robert L. Antin  1,205,000   $5,794,375       --       15,000           --         --
Arthur J. Antin    678,500    3,714,042       --       32,845           --         --
Neil Tauber....    525,000    2,685,775       --       30,000           --         --
Tomas W. Fuller    460,667    2,364,071       --       20,000           --         --
Dawn R. Olsen..     30,500       90,813   19,995       23,000       15,996         --

--------
(1)There was no public trading market for our common stock as of December 31, 2000. Accordingly, these values have been calculated based on our board of directors' determination of the fair market value of the underlying shares as of December 31, 2000 of $1.00 per share, less the applicable exercise price per share, multiplied by the number of underlying shares.

1996 Stock Incentive Plan

   On November 7, 1995, we adopted, and on July 19, 1996, our stockholders approved, the 1996 Stock Incentive Plan. On August 6, 2001, we adopted and our stockholders approved an amendment to the 1996 plan. The 1996 plan is intended to secure for us the benefits arising from stock ownership by selected key employees as our board of directors may from time to time determine. The following are the material terms of the 1996 plan:

    . Shares Subject to Plan. Effective as of August 6, 2001, no additional stock options may be granted under the 1996 plan. The number of shares of stock reserved and available for issuance under the 1996 plan is 631,800, which is the number of shares of stock underlying outstanding stock options as of August 6, 2001. The number of shares reserved for issuance is generally subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event.

    . Administration. The 1996 plan is administered by our board of directors. Upon the closing of this offering, the 1996 plan will be administered by the compensation committee as designated by our board of directors. Each member of the committee is a "nonemployee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The committee has authority to construe and interpret the 1996 plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 1996 plan.

    . Eligibility. Effective as of August 6, 2001, no additional stock options may be granted under the 1996 plan.

    . Type of Awards. Outstanding awards granted under the 1996 plan include both incentive stock options, also known as ISOs, within the meaning of
       Section 422 of the Internal Revenue Code, and non-qualified stock options that do not qualify as ISOs.

    . Amendment and Termination. The 1996 plan may be amended by the board of directors, at any time, subject to stockholder approval, where necessary to satisfy federal tax or other applicable laws or stock exchange requirements, or to materially increase the shares of stock reserved for issuance under the 1996 plan, materially increase the benefits accruing to participants or materially modify eligibility requirements.

    . Exercisability, Vesting and Price of Awards. The stock options will vest at the times and upon the conditions that the committee may determine, but are exercisable at least as quickly as 20% per year beginning on the date of grant. The price at which shares subject to any stock options may be purchased are reflected in each particular stock option agreement.

2001 Stock Incentive Plan

   On August 6, 2001, we adopted, and our stockholders approved, the 2001 Stock Incentive Plan. The 2001 plan is intended to secure for us the benefits arising from stock ownership by selected key employees as our board of directors may from time to time determine. The following are the material terms of the 2001 plan:

    . Shares Subject to Plan. 2,000,000 shares of our common stock have been reserved for issuance under the 2001 plan. There are no options outstanding under the 2001 plan. Unexercised options or purchase rights that are subsequently reacquired by us, or shares issued under the 2001 plan that are reacquired by us through forfeiture or right of repurchase, may be available for reissuance under the 2001 plan. The number of shares reserved for issuance is generally subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event.

    . Administration. The 2001 plan is administered by our board of directors. Upon the closing of this offering, the 2001 plan will be administered by the compensation committee as designated by our board of directors. Each member of the committee is a "nonemployee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The committee has authority to construe and interpret the 2001 plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 2001 plan.

    . Eligibility. Options may be granted to our directors, officers, employees and consultants and those of our subsidiaries. The 2001 plan limits to 500,000 the number of shares that can be granted to any participant in any calendar year.

    . Type of Awards. Upon the closing of this offering, the 2001 plan will permit the compensation committee to grant stock options, stock purchase rights or a combination thereof. Stock options may be ISOs or non-qualified stock options that do not qualify as ISOs.

    . Amendment and Termination. The 2001 plan may be amended or terminated by the board of directors, at any time, subject to stockholder approval where necessary to satisfy federal tax or other applicable laws or stock exchange requirements. The 2001 plan will terminate no later than August 6, 2011.

    . Exercisability, Vesting and Price of Awards. Stock options will vest at the times and upon the conditions that the committee may determine, and the price at which shares subject to the stock option may be purchased will be reflected in each particular stock option agreement. The stock purchase price, right of repurchase by us, if any, and other conditions determined by the committee, will be reflected in each particular stock purchase right agreement.

Employment Agreements

   We have employment agreements with Robert L. Antin, Arthur J. Antin, Neil Tauber and Tomas W. Fuller.

   Robert L. Antin. Mr. Antin's employment agreement will be amended effective upon the closing of this offering and will provide for Mr. Antin to serve as our Chairman of Board, Chief Executive Officer and President for a term five years from any given date, such that there shall always be a minimum of at least five years remaining under his employment agreement. The employment agreement provides for Mr. Antin to receive an annual base salary of $513,000, subject to annual increase based on comparable compensation packages provided to executives in similarly situated companies, and to participate in a bonus plan based on annual performance standards to be established by the compensation committee. Mr. Antin is also entitled to specified perquisites.

   If Mr. Antin's employment is terminated due to his death, the employment agreement provides that we will pay Mr. Antin's estate his remaining base salary during the remaining scheduled term of the employment agreement, accelerated vesting of options and the continuation of family medical benefits. If Mr. Antin's employment is terminated due to his disability, the employment agreement provides that we will pay Mr. Antin his remaining base salary during the remaining scheduled term of the employment agreement (reduced by any amounts paid under long-term disability insurance policy maintained by us for the benefit of Mr. Antin), accelerated vesting of options and the continuation of specified benefits and perquisites. In the case of termination due to death or disability, any unexercised options will remain exercisable for their full term.

   If Mr. Antin terminates the employment agreement for cause, if we terminate the employment agreement without cause or in the event of a change of control, in which event the employment of Mr. Antin terminates automatically, we will pay Mr. Antin his remaining base salary during the remaining scheduled term of the employment agreement and an amount based on his past bonuses, accelerated vesting of his options and continue to provide specified benefits and perquisites. In these circumstances, Mr. Antin may exercise his options immediately upon termination and thereafter during the full term of the option.

   If Mr. Antin terminates the employment agreement without cause or we terminate the employment agreement for cause, Mr. Antin is entitled to receive all accrued and unpaid salary and other compensation and all accrued and unused vacation and sick pay. If any of the payments due Mr. Antin upon termination qualify as "excess parachute payments" under the Internal Revenue Code, Mr. Antin also is entitled to an additional payment to cover the tax consequences associated with excess parachute payments.

   Arthur J. Antin. Mr. Antin's employment agreement will be amended effective upon the closing of this offering and will provide for Mr. Antin to serve as our Chief Operating Officer, Senior Vice President and Secretary for a term equal to three years from any given date, such that there shall always be a minimum of at least three years remaining under his employment agreement. The employment agreement provides for Mr. Antin to receive an annual base salary of $410,400, subject to annual increase based on comparable compensation packages provided to executives in similarly situated companies, and to participate in a bonus plan based on annual performance standards to be established by the compensation committee. Mr Antin is also entitled to specified perquisites.

   If Mr. Antin's employment is terminated due to his death, the employment agreement provides that we will pay Mr. Antin's estate his remaining base salary during the remaining scheduled term of the employment agreement, accelerated vesting of options and the continuation of family medical benefits. If Mr. Antin's employment is terminated due to his disability, the employment agreement provides that we will pay Mr. Antin his remaining base salary during the remaining scheduled term of the employment agreement (reduced by any amounts paid under long-term disability insurance policy maintained by us for the benefit of Mr. Antin), accelerated vesting of options and the continuation of specified benefits and perquisites. In the case of termination due to death or disability, any unexercised options will remain exercisable for their full term.

   If Mr. Antin terminates the employment agreement for cause, if we terminate the employment agreement without cause or in the event of a change of control, in which event the employment of Mr. Antin terminates automatically, we will pay Mr. Antin his remaining base salary during the remaining scheduled term of the employment agreement and an amount based on his past bonuses, accelerated vesting of his options and continue to provide specified benefits and perquisites. In these circumstances, Mr. Antin may exercise his options immediately upon termination and thereafter during the full term of the option.

   If Mr. Antin terminates the employment agreement without cause or we terminate the employment agreement for cause, Mr. Antin is entitled to receive all accrued and unpaid salary and other compensation and all accrued and unused vacation and sick pay. If any of the payments due Mr. Antin upon termination qualify as "excess parachute payments" under the Internal Revenue Code, Mr. Antin also is entitled to an additional payment to cover the tax consequences associated with excess parachute payments.

   Neil Tauber. Mr. Tauber's employment agreement, dated as of September 20, 2000, provides for Mr. Tauber to serve as our Senior Vice President for a term of three years. The employment agreement provides for Mr. Tauber to receive an annual base salary and additional compensation of not less than $248,000, subject to annual increase based on the Consumer Price Index for Los Angeles County, and to participate in a bonus plan based on annual performance standards to be established by the board of directors.

   If Mr. Tauber's employment is terminated due to his death or disability, the employment agreement provides that we will pay Mr. Tauber or his estate, as applicable, the amount he would have earned as base salary during the 12 months following the termination date (reduced by any amounts paid under any life insurance policy or long-term disability insurance policy, as applicable, maintained by us for the benefit of Mr. Tauber), accelerated vesting of options and the continuation of specified benefits for the 12 months following the termination date. In these circumstances, Mr. Tauber may exercise his options during the remainder of their term.

   If Mr. Tauber terminates the employment agreement for cause, if we terminate the employment agreement without cause or in the event of a change of control, in which event the employment of Mr. Tauber terminates automatically, we will pay Mr. Tauber the amount he would have earned as base salary during the 12 months following the termination date (or a lesser amount if Mr. Tauber is terminated by us without cause and he had not completed 15 months of consecutive service), an amount based on his past bonuses, accelerated vesting of his options and continue to provide specified benefits for the 12 months following the termination date. In these circumstances, Mr. Tauber may exercise his options during the full term of the option.

   Mr. Tauber may terminate his employment with us at any time in which event he is entitled to receive all accrued and unpaid salary and other compensation and all accrued and unused vacation and sick pay. If any of the payments due Mr. Tauber upon termination qualify as "excess parachute payments" under the Internal Revenue Code, Mr. Tauber also is entitled to an additional payment to cover the tax consequences associated with excess parachute payments.

   Tomas W. Fuller. Mr. Fuller's employment agreement will be amended effective upon the closing of this offering and will provide for Mr. Fuller to serve as our Chief Financial Officer, Vice President and Assistant Secretary for a term equal to two years from any given date, such that there shall always be a minimum of at least two years remaining under his employment agreement. The employment agreement provides for Mr. Fuller to receive an annual base salary of not less than $205,200, subject to annual increase based on comparable compensation packages provided to executives in similarly situated companies, and to participate in a bonus plan based on annual performance standards to be established by the compensation committee.

   If Mr. Fuller's employment is terminated due to his death, the employment agreement provides that we will pay Mr. Fuller's estate his remaining base salary during the remaining scheduled term of the employment agreement, accelerated vesting of options and the continuation of family medical benefits. If Mr. Fuller's employment is terminated due to his disability, the employment agreement provides that we will pay Mr. Fuller his remaining base salary during the remaining scheduled term of the employment agreement (reduced by any amounts paid under long-term disability insurance policy maintained by us for the benefit of Mr. Fuller), accelerated vesting of options and the continuation of specified benefits and perquisites. In the case of termination due to death or disability, any unexercised options will remain exercisable for their full term.

   If Mr. Fuller terminates the employment agreement for cause, if we terminate the employment agreement without cause or in the event of a change of control, in which event the employment of Mr. Fuller terminates automatically, we will pay Mr. Fuller his remaining base salary during the remaining scheduled term of the employment agreement and an amount based on his past bonuses, accelerated vesting of his options and continue to provide specified benefits and perquisites. In these circumstances, Mr. Fuller may exercise his options immediately upon termination and thereafter for the full term of the option.

   If Mr. Fuller terminates the employment agreement without cause or we terminate the employment agreement for cause, Mr. Fuller is entitled to receive all accrued and unpaid salary and other compensation and all accrued and unused vacation and sick pay. If any of the payments due Mr. Fuller upon termination qualify as "excess parachute payments" under the Internal Revenue Code, Mr. Fuller also is entitled to an additional payment to cover the tax consequences associated with excess parachute payments.

   In the event of a change of control and at our request, each of Messrs. Robert L. Antin, Arthur J. Antin, Neil Tauber and Tomas W. Fuller is obligated to continue to serve under his employment agreement for a period of up to 180 days following the termination date at his then current base salary.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2001 by:

    .  each of our directors;

    .  each of our named executive officers;

    .  all of our directors and executive officers as a group; and

    . all other stockholders known by us to beneficially own more than 5% of our outstanding common stock.

   Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date as of which this information is provided, and not subject to repurchase as of that date, are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

   Except as indicated in the notes to this table, and except pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. Percentage ownership is based on 18,216,212 shares of common stock outstanding on September 30, 2001 and 32,216,212 shares of common stock outstanding after completion of this offering. This table assumes no exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address for each of the stockholders listed below is c/o VCA Antech, Inc., 12401 West Olympic Boulevard, Los Angeles, California 90064.

                                                                Number of Shares
                                                                of Common Stock   Percent of Common
Name and Address of Beneficial Owner                           Beneficially Owned Stock Outstanding
------------------------------------                           ------------------ ----------------
                                                                                   Before   After
                                                                                  Offering Offering
                                                                                  -------- --------
Green Equity Investors III, L.P.(1)(2)........................      9,221,031       50.6%    28.6%
Leonard Green & Partners, L.P. entities(2)(3).................      3,263,468       17.9     10.1
VCA Co-Investment Fund I, LLC(1)(2)...........................      1,851,613       10.2      5.8
Robert L. Antin(4)............................................      1,807,005        9.9      5.6
Arthur J. Antin(5)............................................        401,374        2.2      1.3
Tomas W. Fuller(6)............................................        200,843        1.1        *
Neil Tauber(7)................................................         51,245          *        *
Dawn R. Olsen.................................................         19,995          *        *
John M. Baumer(8).............................................     14,336,112       78.7     44.5
John G. Danhakl(8)............................................     14,336,112       78.7     44.5
Melina Higgins................................................              0          *        *
Peter J. Nolan(8).............................................     14,336,112       78.7     44.5
All directors and executive officers as a group (9 Persons)(9)     16,816,574       92.3%    52.2%

--------
*  Indicates less than one percent

(1)Green Equity Investors III, L.P. and VCA Co-Investment Fund I, LLC are managed by Leonard Green & Partners, L.P.
(2)The address of Leonard Green & Partners, L.P. is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(3)Includes: (a) 833,220 shares of common stock held by VCA Co-Investment Fund II, LLC, (b) 833,220 shares of common stock held by VCA Co-Investment Fund III, LLC, (c) 462,900 shares of common stock held by VCA Co-Investment Fund IV, LLC, (d) 462,900 shares of common stock held by VCA Co-Investment Fund V, LLC, (e) 185,175 shares of common stock held by VCA Co-Investment Fund VI, LLC, (f) 462,900 shares of common stock held by VCA Co-Investment Fund VII, LLC, and (g) 23,145 shares of common stock held by VCA Co-Investment Fund VIII, LLC. Each VCA Co-Investment Fund LLC is managed by Leonard Green & Partners, L.P.
(4)Includes: (a) 250,000 shares held by family trusts established for the benefit of Mr. Antin's family; (b) 60,000 shares held by Mr. Robert Antin's minor children; and (c) 625 shares of common stock reserved for issuance upon exercise of stock options that are or will be exercisable on or before November 29, 2001.
(5)Includes 1,369 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before November 29, 2001.
(6)Includes 833 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before November 29, 2001.
(7)Includes 1,250 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before November 29, 2001.
(8)Each of John M. Baumer, John G. Danhakl and Peter J. Nolan is a partner of Leonard Green & Partners, L.P. As such, Messrs. Baumer, Danhakl and Nolan may be deemed to have shared voting and investment power with respect to all shares held by Leonard Green & Partners, L.P. These individuals disclaim beneficial ownership of the securities held by Leonard Green & Partners, L.P., except to the extent of their respective pecuniary interests therein.
(9)Includes: (a) 2,476,385 shares of common stock; and (b) 7,144 shares of common stock reserved for issuance upon exercise of options and are or will be exercisable on or before November 29, 2001.

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

                          RELATED PARTY TRANSACTIONS

Recapitalization Transaction

   On September 20, 2000, we completed a recapitalization with an entity controlled by Leonard Green & Partners. In the recapitalization, each outstanding share of our common stock, other than shares retained by management and employees, was canceled and converted into the right to receive $1.00. The recapitalization was financed by:

    . the contribution of $155.0 million by a group of investors led by Leonard Green & Partners;

    . our issuance of an aggregate of $20.0 million of senior subordinated notes;

    .  borrowings of $250.0 million under our $300.0 million credit facility;
       and

    .  our issuance of an aggregate of $100.0 million of senior notes.

   Upon the completion of the recapitalization, Robert L. Antin, Arthur J. Antin, Neil Tauber, Tom Fuller, other stockholders and a group of investors led by Leonard Green & Partners acquired 17,524,337 shares of common stock at a purchase price of $1.00 per share. Goldman Sachs Credit Partners L.P. is a lender under our credit facility. GS Mezzanine Partners II, L.P. and GS Mezzanine II Offshore, L.P., affiliates of Goldman, Sachs & Co., purchased portions of our securities for an aggregate purchase price of $85.0 million. Melina Higgins, one of our directors, is the Chief Financial Officer of GS Mezzanine Partners II, L.P. and GS Mezzanine II Offshore, L.P. The following partners of Leonard Green & Partners also serve on our board of directors: John
M. Baumer, John G. Danhakl and Peter J. Nolan.

Stockholders Agreement

   On September 20, 2000, we entered into a stockholders agreement with each of our stockholders.

   Under the stockholders agreement, each party to the stockholders agreement has call rights with respect to shares of common stock and stock options held by members of management in the event of termination of employment for any reason. Upon the closing of an initial public offering of our shares of common stock,

    . Call rights will expire on one-half of Robert Antin's shares that initially were subject to the stockholders agreement. Of the remaining shares, call rights will expire ratably over a six month period commencing on the closing date as though the initial public offering had occurred on October 1, 2001;

    . Call rights will expire on one-half of Arthur Antin's, Neil Tauber's and Tomas Fuller's shares that initially were subject to the stockholders agreement. Of the amount remaining, call rights will expire on one-half of those shares six months following the closing date, and on the remaining one-half one year following the closing date, in each event as though the initial public offering had occurred on October 1, 2001; and

    . Call rights will expire on one-half of the other employee's shares that initially were subject to the stockholders agreement. Of the remaining shares, call rights will expire ratably over a 12-month period commencing seven months following the closing date as though the initial public offering had occurred on October 1, 2001.

   The stockholders agreement also provided for the discharge of $579,514 and $108,486 of indebtedness owing to us from Robert L. Antin and Arthur J. Antin, respectively, including interest accrued thereon. This indebtedness was incurred on January 22, 1997 in the form of promissory notes with principal amounts of $459,399 for Mr. Robert L. Antin and $86,000 for Mr. Arthur J. Antin as payment for the exercise price of stock options. Each note was subject to interest at the midterm applicable federal rate. This indebtedness was forgiven January 3, 2001.

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

Management Services Agreement

   On September 20, 2000, we entered into a 10-year management services agreement with Leonard Green & Partners. The agreement provides that Leonard Green & Partners will provide general investment-banking services, management, consulting and financial planning services and transaction-related financial advisory and investment banking services to us and our subsidiaries. We paid a one-time structuring fee of $7.5 million to Leonard Green & Partners in September 2000 under the agreement. Leonard Green & Partners receives an annual fee of $2.5 million as compensation for the general services and normal and customary fees for transaction-related services. If the group of investors led by Leonard Green & Partners invests any additional capital pursuant to the agreement, this annual fee will increase by 1.6% of the amount of the additional investment. We also agreed to indemnify Leonard Green & Partners and the other investors for any losses and liabilities arising out of the agreement. In 2000 and the nine months ended September 30, 2001, we paid management fees in an aggregate amount of $620,000 and $1.9 million. Upon the closing of this offering, the parties have agreed to terminate the management services agreement. In connection with the termination, we will pay Leonard Green & Partners $8.0 million.

Non-Competition Agreements

   On September 20, 2000, Robert L. Antin, Arthur J. Antin, Neil Tauber and Tomas W. Fuller each entered into non-competition agreements with us for a term of three years. Generally, the non-competition agreements restrict these individuals from:

    . owning, operating, managing or controlling or in any way being connected with a veterinary medical or laboratory practice within certain geographical areas;

    .  disclosing our confidential information; and

   .   soliciting or diverting away our customers and employees.

   In consideration for the execution of the non-competition agreements, we paid approximately $6.2 million, $4.0 million, $2.7 million and $2.5 million to Robert L. Antin, Arthur J. Antin, Neil Tauber and Tomas W. Fuller, or their affiliates, respectively. Upon the closing of this offering, the parties have agreed to terminate these non-competition agreements.

Investment in Zoasis

   During the year ended December 31, 2000, we made a $5.0 million investment in Zoasis.com, Inc., an internet start-up company, majority owned by Robert L. Antin, our Chief Executive Officer and Chairman of the Board. During the nine months ended September 30, 2001, we incurred $460,000 of marketing expense for services provided by Zoasis. During the year ended December 31, 2000, we incurred $81,000 of marketing expense for services provided by Zoasis. In December 2000, the Company determined that the value of this investment was impaired and, as a result, recognized a loss of $5.0 million on the write-down of its investment in Zoasis.

Investment in Vet's Choice and the Wisdom Group, L.P.

   In September 2000, we sold our entire equity interest in Vet's Choice, which had zero cost basis, to Heinz Pet Products. We received $500,000 in the sale. At the time of the sale, one of our directors, Mr. John A. Heil, served as president of an affiliate of Heinz Pet Products. In connection with the sale, Heinz Pet Products also paid us $1.0 million which was transferred to the Wisdom Group, L.P. and used to redeem the limited partnership interests in the Wisdom Group, L.P. Members of our executive management had a 30.5% ownership interest in the Wisdom Group, L.P. as limited partners and a subsidiary of ours owned a 1% ownership interest as the general partner. The Wisdom Group, L.P. was dissolved in November 2000 upon redemption of all the partnership interests. The nature of the business of the Wisdom Group, L.P. was to provide consulting services to Vet's Choice with respect to the development, marketing and sale of premium pet food products.

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

   We believe, based on our reasonable judgement, but without further investigation, that the terms of each of the foregoing transactions or arrangements between us on one hand and our affiliates, officers, directors or stockholders which were parties to the transactions on the other hand, were, on an overall basis, at least as favorable to us as could then have been obtained from unrelated parties.

Receipt of Proceeds from this Offering and the Concurrent Note Offering

   Affiliates of Leonard Green & Partners own 2,826,000 shares of our 14% series A redeemable preferred stock and 2,800,000 shares of our 12% series B redeemable preferred stock. Affiliates of Goldman, Sachs & Co. own 122,123 shares of our 14% series A redeemable preferred stock and 121,000 shares of our 12% series B redeemable preferred stock and, as of September 30, 2001, held approximately $82.5 million aggregate principal amount of our senior notes and approximately $14.2 million aggregate principal amount of our senior subordinated notes. An affiliate of Goldman, Sachs & Co. is the syndication agent and a lender under our credit facility. Upon consummation of this offering and the concurrent note offering, we intend to repay $104.2 million of borrowings under our credit facility, $47.8 million aggregate principal amount of the senior notes and redeem all of the shares of preferred stock. See "Use of Proceeds."

                         DESCRIPTION OF CAPITAL STOCK

   This prospectus contains a summary of the material terms of our capital stock. The following description of our capital stock is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

   Following this offering, our certificate of incorporation will provide that our authorized capital stock will consist of 75,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. As of the date of this prospectus, our authorized capital stock consists of 24,000,000 shares of common stock, of which 18,216,212 shares are outstanding and held of record by approximately 70 recordholders and 6,000,000 shares of preferred stock, of which 5,969,230 shares are outstanding.

Common Stock

   Voting Rights. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. The common stock does not have cumulative voting rights.

   Dividends. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as our board of directors may from time to time determine. For a description of our dividend policy, please refer to the information in this prospectus under the heading "Dividend Policy."

   Liquidation and Dissolution. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preference of any then outstanding shares of preferred stock.

   No Preemptive or Similar Rights. Holders of our common stock have no right preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

   Holders of shares of the common stock are not required to make additional capital contributions. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

   As of September 30, 2001, we have outstanding the following shares of preferred stock:

    . 2,998,408 shares of 14% series A redeemable preferred stock, having an aggregate liquidation preference of $86.3 million; and

    . 2,970,822 shares of 12% series B redeemable preferred stock, having an aggregate liquidation preference of $83.9 million.

   Upon the consummation of this offering and the concurrent note offering, we intend to redeem all of our outstanding shares of series A and series B preferred stock.

   Following this offering, our certificate of incorporation will provide that our board of directors will have the authority, without further action by the stockholders, to issue up to 5.0 million shares of preferred stock in one or more series. Our board of directors will be able to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series. The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of us, which could depress the market price of our common stock.

Warrants

   As of September 30, 2001, warrants to purchase 1,149,990 shares of common stock were outstanding. The warrants are exercisable at any time prior to the closing of this offering with an exercise price of $0.0007 per share. Warrants not exercised prior to the closing of this offering will expire immediately upon the closing of this offering.

Registration Rights


   Upon completion of this offering, under our stockholders agreement, the holders of 18,216,212 shares of common stock and warrants to purchase 1,149,990 shares of common stock, or their transferees, will be entitled to register these shares under the Securities Act.


   Under the stockholders agreement, holders may demand that we file a registration statement under the Securities Act covering some or all of the holder's registrable securities. The stockholder agreement limits the number of demand registrations that we are required to make on behalf of the holders. In an underwritten offering, the managing underwriter has the right, subject to specified conditions, to limit the number of registrable securities.

   In addition, holders have "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to demand registration right noted above or specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities.

   In general, we will bear all fees, costs and expenses of registrations, other than underwriting discounts and commissions.

Anti-Takeover Provisions of Delaware Law

   We are subject to Section 203 of the Delaware General Corporation Law.
Section 203 provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless:

    . prior to the date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    . on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

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

   Section 203 defines "business combination" to include:

    . any merger or consolidation involving the corporation and the interested stockholder;

    . any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
    . subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

    . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Anti-Takeover Provisions of Our Charter

   On the closing of this offering, our bylaws will provide that candidates for director may be nominated only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. The board of directors may consist of one or more members to be determined from time to time by the board of directors. The board of directors currently consists of six members divided into three different classes. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Between stockholder meetings, the board of directors may appoint new directors to fill vacancies or newly created directorships.

   On the closing of this offering, our certificate of incorporation will require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our certificate of incorporation also will provide that the authorized number of directors may be changed only by resolution of the board of directors. Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Indemnification of Directors and Officers and Limitation of Liability

   Our certificate of incorporation and bylaws allow us to eliminate the personal liability of our directors and to indemnify directors and officers to the fullest extent permitted by the Delaware General Corporation law.

   We also intend to enter into indemnity agreements with each of our directors and officers, which provide for mandatory indemnity of an officer or director made party to a "proceeding" by reason of the fact that he or she is or was a director of ours, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. These agreements also obligate us to advance expenses to a director provided that he or she will repay advanced expenses in the event he or she is not entitled to indemnification. Directors are also entitled to partial indemnification, and indemnification for expenses incurred as a result of acting at our request as a director, officer or agent of an employee benefit plan or other partnership, corporation, joint venture, trust or other enterprise owned or controlled by us.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the above statutory provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

Listing

   We have applied to have our common stock approved for quotation on The Nasdaq Stock Market's National Market under the symbol "WOOF."

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

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to our September 2000 recapitalization, our common stock was listed on The Nasdaq Stock Market's National Market. In connection with the recapitalization, we terminated our listing, and there is currently no public market for our common stock. We can make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing time to time. The sale of substantial amounts of common stock in the public market could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

Sale of Restricted Securities

   Upon completion of this offering, we will have outstanding an aggregate of 32,216,212 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options and warrants to purchase common stock. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining 18,216,212 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 under the Securities Act.

   As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

    . 14,000,000 shares will be eligible for immediate sale on the date of this prospectus;

    . 18,216,212 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, 180 days after the date of this prospectus; and


    . 28,538 shares will be eligible for sale upon the exercise of vested options or warrants 180 days after the date of this prospectus.


   If the outstanding warrants to purchase shares of common stock are exercised, there will be an additional 1,149,990 shares of common stock eligible for sale at times beginning more than 180 days after the date of this prospectus. If not exercised, these warrants will terminate on the closing of this offering.

Lock-Up Agreements


   Our directors and officers and all of our security holders are subject to lock-up agreements under which they agreed not to sell, dispose of, loan, pledge or grant any rights to any shares of common stock or any securities convertible into or exchangeable or exercisable for any shares of common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.


   Credit Suisse First Boston Corporation may choose to release some of these shares from these restrictions before the expiration of the 180-day period at any time without notice. Credit Suisse First Boston Corporation has no current intention to release any shares subject to lock-up agreements. In considering a request to release any shares, Credit Suisse First Boston Corporation would consider, among other factors, the particular circumstances surrounding the request, including, but not limited to, the number of shares requested to be released, the possible impact on the market for our common stock and the reasons for the request.

Rule 144

   In general, under Rule 144 as currently in effect, commencing 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including a person who is

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

an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    .  1% of the number of shares of our common stock then outstanding; or

    . the average weekly trading volume of our common stock on The Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, subject to restrictions specified in Rule 144.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

   Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without regard to the volume, manner of sale or other limitations contained in Rule 144. These shares are subject to the lock-up agreements and will be available for sale in the open market beginning 180 days after the date of this prospectus.

Rule 701

   In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock plan or contract is eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144 so long as they are not an affiliate of ours. If they are an affiliate, they are eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144 but without compliance with the holding period contained in Rule 144. These shares are subject to the lock-up agreements and will be available for sale in the open market beginning 180 days after the date of this prospectus.

Stock Options

   Immediately after this offering, we intend to file a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 1996 Stock Incentive Plan and our 2001 Stock Incentive Plan, including 631,800 shares of common stock underlying outstanding options. These registration statements are expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statements will, subject to any vesting provisions and Rule 144 volume limitations applicable to affiliates, be available for sale in the open market beginning 180 days after the date of this prospectus.

Registration Rights

   Some of our existing stockholders are parties to a stockholders agreement with us that provides for registration rights to cause us to register under the Securities Act all or part of the shares of our common stock. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. If our existing stockholders sell a large number of shares, the market price of our common stock could decline. These holders of registration rights are subject to lock-up periods of 180 days following the date of this prospectus. Please refer to the information in the prospectus under the heading "Description of Capital Stock-- Registration Rights" for a more detailed discussion of these registration rights.




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

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated    , 2001, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Banc of America Securities LLC, Jefferies & Company, Inc. and Wells Fargo Van Kasper, LLC are acting as representatives, the following respective numbers of shares of common stock:

                                        Number
Underwriter                            of Shares
-----------                            ----------
Credit Suisse First Boston Corporation
Goldman, Sachs & Co...................
Banc of America Securities LLC........
Jefferies & Company, Inc..............
Wells Fargo Van Kasper, LLC...........
                                       ----------
   Total.............................. 14,000,000
                                       ==========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,100,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

   The following table summarizes the compensation and estimated expenses we will pay:

                                                 Per Share                       Total
                                       ----------------------------- -----------------------------
                                          Without          With         Without          With
                                       Over-allotment Over-allotment Over-allotment Over-allotment
                                       -------------- -------------- -------------- --------------
Underwriting Discounts and Commissions
  paid by us . . . . . . . ...........       $              $              $              $
Expenses payable by us . . . . . . . .       $              $              $              $

   The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   The offering is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules because affiliates of Goldman, Sachs & Co., one of the underwriters, own more than 10% of our subordinated debt. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting specified standards. Accordingly, Credit Suisse First Boston Corporation is assuming the

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

responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting the due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Credit Suisse First Boston Corporation.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   Our officers and directors and the holders of all of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale at the initial public offering price up to 725,000 shares of the common stock for employees and other persons associated with us who express an interest in purchasing common stock in the offering. No shares have been reserved by the underwriters for purchase by our directors. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Any reserved shares purchased by these persons will not be subject to the lock-up described in the previous paragraph but will be restricted to the extent required by the Conduct Rules of the National Association of Securities Dealers, Inc. from sale, transfer, assignment, pledge or hypothecation for a period of three months following the date of this prospectus.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

   As of September 30, 2001, GS Mezzanine Partners II, L.P. and GS Mezzanine II Offshore, L.P., affiliates of Goldman, Sachs & Co., held an aggregate of 122,123 shares of Series A preferred stock and 121,000 shares of Series B junior preferred stock; an aggregate principal amount of $82.5 million of our senior notes; and an aggregate principal amount of $14.2 million of our senior subordinated notes, and warrants to purchase 814,575 shares of our common stock at an exercise price of $0.0007 per share.

   Melina Higgins, one of our directors, is the Chief Financial Officer of GS Mezzanine Partners II, L.P. and GS Mezzanine II Offshore, L.P.

   Some of the representatives or their affiliates have provided investment banking and advisory services for us from time to time for which they have received customary fees and reimbursements of expenses and may in the future provide additional services. In connection with our recapitalization, an affiliate of Goldman, Sachs & Co. acted as sole lead arranger for our $300.0 million credit facility and received customary fees in connection therewith. The affiliate currently acts as the syndication agent and as a lender thereunder. Goldman, Sachs & Co. is also acting as the initial purchaser in our concurrent note offering. In addition, Credit Suisse First Boston Corporation and Jefferies and Company, Inc. provided advisory services in connection with our recapitalization and each received customary fees for their services.

   Prior to this offering, there has been no public trading market for the common stock. The initial public offering price for the common stock will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the initial public offering price include:

    . the information included in this prospectus and otherwise available to the representatives;

    .  the history and the prospects of the industry in which we compete;

    .  the ability of our management;

    .  our past and present operations;

    .  our prospects for future earnings;

    . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

    .  market conditions for initial public offerings; and

    . the general condition of the securities markets at the time of this offering.

   We cannot assure you that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

   In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member.

                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

    . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

    . where required by law, that the purchaser is purchasing as principal and not as agent, and

    .  the purchaser has reviewed the text above under "Resale Restrictions".

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

Relationship Between Us and Certain Underwriters

   We are currently in compliance with the terms of our senior notes and our senior subordinated notes. GS Mezzanine Partners II, L.P. and GS Mezzanine II Offshore, L.P. had no involvement in determining whether or not to distribute the shares of common stock in this offering or the terms of this offering. The only benefits that Goldman, Sachs & Co. will receive from this offering are described in this prospectus.

                   U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS



Overview



   The following general discussion summarizes the material U.S. federal income and estate tax aspects of the acquisition, ownership and disposition of our common stock applicable to beneficial owners that are non-U.S. holders purchasing our common stock pursuant to this offering and that will hold our common stock as a capital asset (generally, property held for investment). In general, a "non-U.S. holder" is a beneficial owner of our common stock who is an individual or entity other than:



    .  a citizen or resident of the U.S.;



    . a corporation (including any entity taxable as a corporation) or partnership created or organized in or under the laws of the U.S. or any of its political subdivisions;



    . an estate the income of which is subject to U.S. federal income taxation regardless of its source;



    . a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more of the individuals or entities described above have authority to control all substantial decisions of the trust; or



    . a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.



   This discussion is based upon the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, Internal Revenue Service rulings and pronouncements, judicial decisions and other applicable authorities, all as now in effect, all of which are subject to change (possibly on a retroactive basis). The discussion does not address aspects of U.S. federal taxation other than income and estate taxation and does not address all aspects of U.S. federal income and estate taxation, that may be relevant to non-U.S. holders that may be subject to special treatment under such law, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, partnerships, holders whose "functional currency" is not the U.S. dollar, holders of securities held as part of a straddle, hedge or conversion transaction, U.S. expatriates, controlled foreign corporations, passive foreign investment companies or foreign personal holding companies. The discussion also does not address U.S. state or local or foreign tax consequences. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any positions taken by the IRS would not be sustained.



   INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.



Dividends



   Subject to the discussion below under "--Income or Gains Effectively Connected With a U.S. Trade or Business," if any dividend is paid on our common stock, the gross amount of such dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30 percent rate, or a lower rate prescribed by an applicable tax treaty.



   A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) will be required to satisfy applicable certification and other requirements. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with certain certification requirements. A non-U.S. holder who is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Common Stock





   A non-U.S. holder generally will not be subject to U.S. federal income tax (including by way of withholding) on gains recognized on the sale, exchange or other disposition of our common stock unless (1) such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition, and other required conditions are met; (2) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, if an applicable income tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder.



   Unless an applicable treaty provides otherwise, a non-U.S. holder described in clause (1) above will be subject to a flat 30% U.S. federal income tax on the gain realized on the sale, which may be offset by U.S. source capital losses. Gain described in clause (2) above will be subject to the U.S. federal income tax in the manner discussed below under "--Income or Gains Effectively Connected With A U.S. Trade or Business."



Income or Gains Effectively Connected With a U.S. Trade or Business



   If a non-U.S. holder is engaged in a trade or business in the U.S. and if dividends on our common stock or gain realized on the sale, exchange or other disposition of our common stock is effectively connected with the non-U.S. holder's conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a U.S. holder. The non-U.S. holder will be required, under currently effective Treasury Regulations, to provide a properly executed Internal Revenue Service form W-8ECI or successor form in order to claim an exemption from U.S. withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.



Estate Tax



   Common stock owned, or treated as owned, by an individual non-U.S. holder at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable treaty provides otherwise.



Backup Withholding and Information Reporting



   A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of dividends on the common stock. We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of any dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of a country in which the non-U.S. holder resides.



   Information reporting and backup withholding will generally not apply to payments of proceeds of a sale or other taxable disposition of our common stock effected outside the U.S. by a foreign office of a foreign broker. Both information reporting and backup withholding will apply, however, to payments of proceeds of a sale or other taxable disposition of our common stock effected outside the U.S. by a foreign office of a U.S. broker or a foreign broker with certain types of relationships to the U.S., unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds from a sale, exchange or other disposition by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.



   Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder of common stock will be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the Internal Revenue Service in a timely manner.

                                 LEGAL MATTERS

   The validity of the common stock offered by this prospectus will be passed upon for us by our legal counsel, Akin, Gump, Strauss, Hauer & Feld, LLP, Los Angeles, California. Various legal matters in connection with this offering will be passed on for the underwriters by Skadden, Arps, Slate, Meagher & Flom, LLP, Los Angeles, California.

                                    EXPERTS

   The audited financial statements and schedules included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a registration statement on Form S-1 with the Commission regarding this offering. The registration statement of which this prospectus is a part contains additional relevant information about us and our capital stock and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

   You may read and copy the registration statement, the related exhibits and the other material we file with the Commission and the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549.

   You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

   The Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The site's address is www.sec.gov. You may also request a copy of these filing, at no cost, by writing or telephoning us as follows:
12401 West Olympic Boulevard, Los Angeles, California 90064-1022, Attention:
Chief Financial Officer, or 310-571-6500.

   As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants.

[LOGO] Veterinary Centers of America
                       VCA ANTECH, INC. AND SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                               -----------------


                                                                                                Page
                                                                                                ----
Report of Independent Public Accountants.......................................................  F-2
Consolidated Balance Sheets as of December 31, 2000 and 1999...................................  F-3
Consolidated Statements of Operations for the Years Ended December 31, 2000, 1999 and 1998.....  F-4
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2000, 1999 and
  1998.........................................................................................  F-5
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2000, 1999
  and 1998.....................................................................................  F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 1999 and 1998.....  F-7
Notes to Consolidated Financial Statements--December 31, 2000..................................  F-9
Condensed Consolidated Balance Sheets as of September 30, 2001 and
 December 31, 2000 (unaudited)................................................................. F-32
Condensed Consolidated Statements of Operations for the Nine Months Ended
 September 30, 2001 and 2000 (unaudited)....................................................... F-33
Consolidated Statement of Stockholders' Equity for the Nine Months Ended September 30, 2001.... F-34
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended
 September 30, 2001 and 2000 (unaudited)....................................................... F-35
Notes to Condensed Consolidated Financial Statements--September 30, 2001 (unaudited)........... F-36

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of VCA Antech, Inc.:

   We have audited the accompanying consolidated balance sheets of VCA Antech, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VCA Antech, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Los Angeles, California
March 28, 2001

                       VCA ANTECH, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       As of December 31, 2000 and 1999
                       (In thousands, except par value)



                                                                                     2000       1999
                                                                                   ---------  --------
                                     ASSETS
Current Assets:
   Cash and cash equivalents...................................................... $  10,519  $ 10,620
   Marketable securities..........................................................        --     5,313
   Trade accounts receivable, less allowance for uncollectible accounts of
     $4,110 and $7,162 at December 31, 2000 and 1999, respectively................    15,450    15,276
   Inventory......................................................................     5,773     5,455
   Prepaid expense and other......................................................     3,424     4,544
   Deferred income taxes..........................................................     4,655     4,213
   Prepaid income taxes...........................................................     9,402     3,986
                                                                                   ---------  --------
       Total current assets.......................................................    49,223    49,407
Property and equipment, net.......................................................    86,972    70,336
Other Assets:
   Goodwill, net..................................................................   310,185   291,286
   Covenants not to compete, net..................................................    19,549     4,450
   Notes receivable, net..........................................................     2,178     1,891
   Investment in VPI..............................................................        --     5,000
   Deferred financing costs, net..................................................    13,373     1,515
   Other..........................................................................     1,590     2,615
                                                                                   ---------  --------
                                                                                   $ 483,070  $426,500
                                                                                   =========  ========
                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
   Current portion of long-term obligations....................................... $   5,756  $ 21,901
   Accounts payable...............................................................     8,393     8,715
   Accrued payroll and related liabilities........................................     8,335     7,258
   Accrued recapitalization costs.................................................     3,459        --
   Other accrued liabilities......................................................    13,228     7,896
                                                                                   ---------  --------
       Total current liabilities..................................................    39,171    45,770
Long-term obligations, less current portion.......................................   356,993   139,634
Deferred income taxes.............................................................     8,484     6,655
Other liabilities.................................................................     1,500        --
Minority interest.................................................................     3,610     3,212
Series A Redeemable Preferred Stock, at redemption value..........................    77,875        --
Series B Redeemable Preferred Stock, at redemption value..........................    76,747        --
Stockholders' Equity (Deficit):
   Common stock, par value $.01 as of December 31, 2000, 24,000 shares authorized as of December 31, 2000, 17,524 and 325,620 outstanding as of December 31,
     2000 and 1999, respectively..................................................       175     3,256
   Additional paid-in capital.....................................................    19,053   210,492
   Retained earnings (accumulated deficit)........................................  (100,020)   25,737
   Accumulated comprehensive loss--unrealized loss on investment..................        --      (361)
   Notes receivable from stockholders.............................................      (518)     (654)
   Less: cost of common stock held in treasury....................................        --    (7,241)
                                                                                   ---------  --------
       Total stockholders' equity (deficit).......................................   (81,310)  231,229
                                                                                   ---------  --------
                                                                                   $ 483,070  $426,500
                                                                                   =========  ========


The accompanying notes are an integral part of these consolidated balance sheets.

                       VCA ANTECH, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             For the Years Ended December 31, 2000, 1999 and 1998
                   (In thousands, except per share amounts)


                                                                              2000      1999      1998
                                                                            --------  --------  --------
Revenue.................................................................... $354,687  $320,560  $281,039
Direct costs (excludes operating depreciation of $6,872, $6,853, and $4,698
  for the years ended December 31, 2000, 1999 and 1998, respectively)......  254,787   232,493   209,380
                                                                            --------  --------  --------
                                                                              99,900    88,067    71,659
Selling, general and administrative........................................   26,994    23,622    19,693
Depreciation and amortization..............................................   18,878    16,463    13,132
Year 2000 remediation expense..............................................       --     2,839        --
Reversal of restructuring charges..........................................       --    (1,873)       --
Recapitalization costs.....................................................   34,268        --        --
Stock-based compensation...................................................      555        --        --
                                                                            --------  --------  --------
   Operating income........................................................   19,205    47,016    38,834
Interest income............................................................      850     1,194     2,357
Interest expense...........................................................   20,742    10,643    11,189
Other (income) expense.....................................................    1,800        --        --
                                                                            --------  --------  --------
   Income (loss) before minority interest, provision for income taxes and
     extraordinary item....................................................   (2,487)   37,567    30,002
Minority interest in income of subsidiaries................................    1,066       850       780
                                                                            --------  --------  --------
   Income (loss) before provision for income taxes and
     extraordinary item....................................................   (3,553)   36,717    29,222
Provision for income taxes.................................................    2,199    16,462    12,954
Income tax adjustment......................................................       --    (2,102)       --
                                                                            --------  --------  --------
   Income (loss) before extraordinary item.................................   (5,752)   22,357    16,268
Extraordinary loss on early extinguishment of debt
  (net of income tax benefit of $1,845)....................................    2,659        --        --
                                                                            --------  --------  --------
   Net income (loss)....................................................... $ (8,411) $ 22,357  $ 16,268
                                                                            ========  ========  ========
Increase in carrying amount of Redeemable Preferred Stock..................    5,391        --        --
                                                                            --------  --------  --------
   Net income (loss) available to common stockholders...................... $(13,802) $ 22,357  $ 16,268
                                                                            ========  ========  ========
Basic earnings (loss) per common share:
   Income (loss) before extraordinary item................................. $  (0.05) $   0.07  $   0.05
   Extraordinary loss on early extinguishment of debt......................    (0.01)       --        --
                                                                            --------  --------  --------
   Earnings (loss) per common share........................................ $  (0.06) $   0.07  $   0.05
                                                                            ========  ========  ========
Diluted earnings (loss) per common share:
   Income (loss) before extraordinary item................................. $  (0.05) $   0.07  $   0.05
   Extraordinary loss on early extinguishment of debt......................    (0.01)       --        --
                                                                            --------  --------  --------
   Earnings (loss) per common share........................................ $  (0.06) $   0.07  $   0.05
                                                                            ========  ========  ========
Shares used for computing basic earnings (loss) per share..................  234,055   315,945   305,250
                                                                            ========  ========  ========
Shares used for computing diluted earnings (loss) per share................  234,055   329,775   329,100
                                                                            ========  ========  ========


The accompanying notes are an integral part of these consolidated financial statements.

                       VCA ANTECH, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

             For the Years Ended December 31, 2000, 1999 and 1998
                                (In thousands)




                                                                                           Notes
                                            Common Stock    Additional Treasury Shares   Receivable              Accumulated
                                         -----------------   Paid-In   ---------------      From     Retained   Comprehensive
                                          Shares   Amount    Capital   Shares  Amount   Stockholders (Deficit)      Loss
                                         --------  -------  ---------- ------  -------  ------------ ---------  -------------
Balances, December 31, 1997.............  304,800  $ 3,048  $ 193,717  (3,405) $(2,480)    $(546)    $ (12,888)
   Net income...........................       --       --         --      --       --        --        16,268         --
   Unrealized loss on investments.......       --       --         --      --       --        --            --      $(870)
   Unrealized loss recognized on
    investments.........................       --       --         --      --       --        --            --        402
   Exercise of stock options............    2,910       29      2,008      --       --        --            --         --
   Interest on notes....................       --       --         --      --       --       (71)           --         --
   Business acquisitions................    2,610       26      3,121      --       --        --            --         --
   Conversion of convertible debt.......      180        2         83      --       --        --            --         --
   Settlement of guaranteed purchase
    price contingently payable in cash
    or common stock.....................      315        3         (3)     --       --        --            --         --
   Restricted stock bonus...............    1,425       14        822      --       --        --            --         --
                                         --------  -------  ---------  ------  -------     -----     ---------      -----
Balances, December 31, 1998.............  312,240    3,122    199,748  (3,405)  (2,480)     (617)        3,380       (468)
   Net income...........................       --       --         --      --       --        --        22,357         --
   Unrealized loss on investments.......       --       --         --      --       --        --            --       (218)
   Unrealized loss recognized on
    investments.........................       --       --         --      --       --        --            --        325
   Exercise of stock options............      750        8        527      --       --        --            --         --
   Exercise of warrants.................       45       --         --      --       --        --            --         --
   Interest on notes....................       --       --         --      --       --       (37)           --         --
   Business acquisitions................    8,820       88      8,740      --       --        --            --         --
   Conversion of convertible debt.......      150        2         72      --       --        --            --         --
   Restricted stock bonus...............    3,615       36      1,405      --       --        --            --         --
   Purchase of treasury shares..........       --       --         --  (5,895)  (4,761)       --            --         --
                                         --------  -------  ---------  ------  -------     -----     ---------      -----
Balances, December 31, 1999.............  325,620    3,256    210,492  (9,300)  (7,241)     (654)       25,737       (361)
   Net loss.............................       --       --         --      --       --        --        (8,411)        --
   Unrealized loss on investments.......       --       --         --      --       --        --            --       (219)
   Unrealized loss recognized on
    investments.........................       --       --         --      --       --        --            --        580
   Exercise of stock options............    1,830       18        905      --       --        --            --         --
   Restricted stock bonus...............    3,060       31      1,071      --       --        --            --         --
   Interest on notes....................       --       --         --      --       --       (34)           --         --
   Purchase of treasury shares..........       --       --         --  (7,715)  (3,323)       --            --         --
   Retirement of treasury shares........  (17,015)      --         --  17,015   10,564        --            --         --
   Issuance of common stock.............   14,865      149     14,716      --       --      (518)           --         --
   Issuance of warrants.................       --       --      1,149      --       --        --            --         --
   Write-off of notes as part of
    Recapitalization....................       --       --         --      --       --       688            --         --
   Increase in carrying amount of
    Redeemable Preferred Stock..........       --       --         --      --       --        --        (5,391)        --
   Repurchase and retirement of
    common stock........................ (310,836)  (3,279)  (209,835)     --       --        --      (111,955)        --
   Stock-based compensation.............       --       --        555      --       --        --            --         --
                                         --------  -------  ---------  ------  -------     -----     ---------      -----
Balances, December 31, 2000.............   17,524  $   175  $  19,053      --  $    --     $(518)    $(100,020)     $  --
                                         ========  =======  =========  ======  =======     =====     =========      =====







                                           Total
                                         ---------
Balances, December 31, 1997............. $ 180,851
   Net income...........................    16,268
   Unrealized loss on investments.......      (870)
   Unrealized loss recognized on
    investments.........................       402
   Exercise of stock options............     2,037
   Interest on notes....................       (71)
   Business acquisitions................     3,147
   Conversion of convertible debt.......        85
   Settlement of guaranteed purchase
    price contingently payable in cash
    or common stock.....................        --
   Restricted stock bonus...............       836
                                         ---------
Balances, December 31, 1998.............   202,685
   Net income...........................    22,357
   Unrealized loss on investments.......      (218)
   Unrealized loss recognized on
    investments.........................       325
   Exercise of stock options............       535
   Exercise of warrants.................        --
   Interest on notes....................       (37)
   Business acquisitions................     8,828
   Conversion of convertible debt.......        74
   Restricted stock bonus...............     1,441
   Purchase of treasury shares..........    (4,761)
                                         ---------
Balances, December 31, 1999.............   231,229
   Net loss.............................    (8,411)
   Unrealized loss on investments.......      (219)
   Unrealized loss recognized on
    investments.........................       580
   Exercise of stock options............       923
   Restricted stock bonus...............     1,102
   Interest on notes....................       (34)
   Purchase of treasury shares..........    (3,323)
   Retirement of treasury shares........    10,564
   Issuance of common stock.............    14,347
   Issuance of warrants.................     1,149
   Write-off of notes as part of
    Recapitalization....................       688
   Increase in carrying amount of
    Redeemable Preferred Stock..........    (5,391)
   Repurchase and retirement of
    common stock........................  (325,069)
   Stock-based compensation.............       555
                                         ---------
Balances, December 31, 2000............. $ (81,310)
                                         =========


The accompanying notes are an integral part of these consolidated financial statements.

                       VCA ANTECH, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

             For the Years Ended December 31, 2000, 1999 and 1998
                                (In thousands)

                                                     2000     1999     1998
                                                    -------  -------  -------
Net income (loss).................................. $(8,411) $22,357  $16,268
Other comprehensive income:
   Unrealized loss on investments..................    (219)    (218)    (870)
   Recognized loss on investments..................     580      325      402
                                                    -------  -------  -------
Other comprehensive income (loss)..................     361      107     (468)
                                                    -------  -------  -------
Net comprehensive income (loss).................... $(8,050) $22,464  $15,800
                                                    =======  =======  =======
Accumulated comprehensive loss at beginning of year $  (361) $  (468) $    --
Other comprehensive income (loss)..................     361      107     (468)
                                                    -------  -------  -------
Accumulated comprehensive loss at end of year...... $    --  $  (361) $  (468)
                                                    =======  =======  =======

The accompanying notes are an integral part of these consolidated financial statements.

                       VCA ANTECH, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended December 31, 2000, 1999 and 1998
                                (In thousands)


                                                                               2000       1999      1998
                                                                             ---------  --------  --------
Cash flows from operating activities:
    Net income (loss)....................................................... $  (8,411) $ 22,357  $ 16,268
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
       Depreciation and amortization........................................    18,878    16,463    13,132
       Amortization of deferred financing costs and debt discount...........       836       241       431
       Provision for uncollectible accounts.................................     3,105     2,515     2,898
       Extraordinary loss on early extinguishment of debt...................     4,504        --        --
       Recapitalization costs...............................................    34,268        --        --
       Stock-based compensation.............................................       555        --        --
       Interest paid in kind on senior subordinated notes...................     4,306        --        --
       Gain on sale of investment in VPI....................................    (3,200)       --        --
       Loss recognized on investment in Zoasis..............................     5,000        --        --
       Minority interest in income of subsidiaries..........................     1,066       850       780
       Distributions to minority interest partners..........................    (1,400)     (926)     (627)
       Increase in accounts receivable......................................    (3,362)   (5,535)   (3,749)
       Increase in inventory................................................      (167)     (347)     (242)
       Increase (decrease) in accounts payable and accrued liabilities......     5,932    (1,383)   (4,872)
       Decrease (increase) in prepaid income taxes..........................    (5,416)    1,054       594
       Decrease (increase) in prepaid expense and other.....................     2,173      (414)   (1,061)
       Increase in deferred income tax asset................................      (442)     (102)   (1,043)
       Increase in deferred income tax liability............................     1,829     3,694     4,614
                                                                             ---------  --------  --------
    Net cash provided by operating activities...............................    60,054    38,467    27,123
                                                                             ---------  --------  --------
Cash flows from investing activities:
       Business acquisitions, net of cash acquired..........................   (18,183)  (16,079)  (17,108)
       Real estate acquired in connection with business acquisitions........    (1,800)   (4,241)   (4,270)
       Property and equipment additions, net................................   (22,555)  (21,803)  (11,678)
       Investments in marketable securities.................................  (129,992)  (58,258)  (44,902)
       Proceeds from sales or maturities of marketable securities...........   135,666    86,410    62,447
       Payment for covenants not to compete.................................   (15,630)       --        --
       Investment in VPI....................................................        --        --    (4,000)
       Net proceeds from sale of investment in VPI..........................     8,200        --        --
       Investment in Zoasis.................................................    (5,000)       --        --
       Other................................................................     1,615       295        37
                                                                             ---------  --------  --------
    Net cash used in investing activities...................................   (47,679)  (13,676)  (19,474)
                                                                             ---------  --------  --------
Cash flows from financing activities:
       Repayment of long-term debt..........................................  (172,854)  (18,922)  (20,591)
       Proceeds from the issuance of long-term debt.........................   356,670        --        --
       Payment of deferred financing costs..................................   (13,958)       --        --
       Proceeds from issuance of common stock under stock option plans......       923       535     2,037
       Proceeds from issuance of preferred stock............................   149,231        --        --
       Proceeds from issuance of common stock...............................    14,350        --        --
       Proceeds from issuance of stock warrants.............................     1,149        --        --
       Repurchase of common stock...........................................  (314,508)       --        --
       Purchase of treasury stock...........................................    (3,323)   (4,761)       --
       Payments for recapitalization expense................................   (30,156)       --        --
                                                                             ---------  --------  --------
    Net cash used in financing activities...................................   (12,476)  (23,148)  (18,554)
                                                                             ---------  --------  --------
Increase (decrease) in cash and cash equivalents............................      (101)    1,643   (10,905)
Cash and cash equivalents at beginning of year..............................    10,620     8,977    19,882
                                                                             ---------  --------  --------
Cash and cash equivalents at end of year.................................... $  10,519  $ 10,620  $  8,977
                                                                             =========  ========  ========


The accompanying notes are an integral part of these consolidated financial statements.

                       VCA ANTECH, INC. AND SUBSIDIARIES

             For the Years Ended December 31, 2000, 1999 and 1998
                                (In thousands)

                                                              2000      1999      1998
                                                            --------  --------  --------
Supplemental disclosures of cash flow information:
    Interest paid.......................................... $ 15,237  $ 10,517  $ 11,301
    Income taxes paid......................................    4,337     9,603    10,944
Supplemental schedule of noncash investing and
  financing activities:
    In connection with acquisitions, assets acquired
     and liabilities assumed were as follows:
    Fair value of assets acquired.......................... $ 29,616  $ 53,209  $ 30,740
    Less consideration given:
       Cash paid and acquisition costs.....................  (18,230)  (19,497)  (20,255)
       Cash paid in settlement of assumed liabilities......   (1,262)     (517)     (812)
       Common stock issued.................................       --    (8,828)   (3,100)
                                                            --------  --------  --------
    Liabilities assumed including notes payable issued..... $ 10,124  $ 24,367  $  6,573
                                                            ========  ========  ========




The accompanying notes are an integral part of these consolidated financial statements.

                       VCA ANTECH, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 2000

1. The Company

   Based in Los Angeles, California, VCA Antech, Inc. ("VCA"), a Delaware corporation, is an animal health care services company with positions in two core businesses, animal hospitals ("Animal Hospitals") and veterinary diagnostic laboratories ("Laboratories"). In 2000, the Company established a new legal structure, comprised of a holding company and an operating company. VCA is the holding company ("Holding Company"). Vicar Operating, Inc. ("Operating Company") is wholly-owned by the Holding Company and owns the capital stock of all of the Company's subsidiaries. Collectively, the Holding Company and the Operating Company are referred to as VCA or the Company. Prior to September 24, 2001, VCA was known as Veterinary Centers of America, Inc.

   Animal Hospitals offer a full range of general medical and surgical services for companion animals. Animal Hospitals treat diseases and injuries, provide pharmaceutical products and perform a variety of pet wellness programs, including routine vaccinations, health examinations, spaying, neutering and dental care.

   The Company operates a full-service, veterinary diagnostic laboratory network serving all 50 states. The laboratory network provides sophisticated testing and consulting services used by veterinarians in the detection, diagnosis, evaluation, monitoring, treatment and prevention of diseases and other conditions affecting animals. The Company does not conduct experiments on animals and is not engaged in animal research.

   At December 31, 2000, the Company owned or operated 209 animal hospitals throughout 30 states, as follows:

California     45  Delaware           4
New York (a)   24  Connecticut        3
Florida        18  New Mexico         3
Illinois       15  Colorado           2
Michigan       12  North Carolina (a) 2
Pennsylvania   10  Utah               2
Maryland       9   Alabama (a)        1
Texas (a)      9   Arizona            1
New Jersey (a) 8   Georgia            1
Indiana        7   Hawaii             1
Massachusetts  7   Louisiana (a)      1
Nevada         6   Missouri           1
Virginia       5   Nebraska (a)       1
Ohio (a)       5   South Carolina     1
Alaska         4   West Virginia (a)  1

--------
(a)states where the Company manages animal hospitals under long-term management agreements.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   At December 31, 2000, the Company operated 15 full-service laboratories. Our laboratory network includes primary hubs that are open 24 hours per day and offer a full testing menu, secondary laboratories, that service large metropolitan areas, are open 24 hours per day and offer a wide testing menu and nine STAT laboratories that service other locations with demand sufficient to warrant nearby laboratory facilities and are open during daytime hours.

                Primary Hubs   Secondary Hubs  STAT laboratories
                ------------   --------------  -----------------
                California 1   Arizona     1   California    1
                New York   1   Georgia     1   Colorado      1
                               Illinois    1   Florida       1
                               Tennessee   1   Hawaii        1
                                               Michigan      1
                                               Oregon        1
                                               Texas         2
                                               Washington    1
                           -               -                  -
                Totals     2               4                 9
                           =               =                  =

   The Company was formed in 1986 and during the 1990s, established a position in the veterinary diagnostic laboratory and animal hospital markets through both internal growth and acquisitions. By 1997, the Company had built a laboratory network of 12 laboratories servicing animal hospitals in all 50 states and operated a total of 160 animal hospitals.

   On September 20, 2000, the Company completed a recapitalization transaction (the "Recapitalization") with certain investors who are affiliated with Leonard Green & Partners, L.P. The Company purchased 99% of its outstanding shares of common stock for $1.00 per share for a total consideration of $314.5 million, and such shares were subsequently retired. The Company then issued 14,350,005 new common shares to certain investors in exchange for an 80% controlling interest in the Company. An additional 517,995 shares of common stock were issued to certain members of management. In connection with the Recapitalization, the Company also authorized and issued preferred stock for which it received approximately $149.2 million and entered into various debt agreements through which it received approximately $356.7 million in cash.


   The Recapitalization did not result in a change in the historical cost basis of the Company's assets and liabilities because certain management shareholders retained their ownership of the Company common stock, which amounted to approximately 20% of the Company's outstanding common stock following the Recapitalization. The Company incurred $34.3 million of Recapitalization costs for the year ended December 31, 2000 which consisted of $24.1 million associated with the buy-out of stock options held by employees, $1.2 million paid to employees for services rendered in connection with the Recapitalization, $7.6 million in professional fees and $1.4 million of other expenses. Additionally, the Company paid $15.6 million out of these proceeds for covenants not to compete to the following executive officers: Robert L. Antin, Chief Executive Officer; Arthur J. Antin, Chief Operating Officer; Tomas
W. Fuller, Chief Financial Officer; and Neil Tauber, Senior Vice President of Development. The payments made for the covenants not to compete are being amortized over a three-year period commencing September 20, 2000.


2.  Summary of Significant Accounting Policies

  a.  Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and all those majority-owned subsidiaries where the Company has control. Significant intercompany transactions and balances have been eliminated.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   The Company provides management services to certain veterinary medical groups in states with laws that prohibit business corporations from providing veterinary services through the direct employment of veterinarians. As of December 31, 2000, the Company operated in nine of these states. In these states, instead of owning a animal hospital, the Company provides management services to veterinary medical groups. The Company provides management services pursuant to long-term management agreements (the "Management Agreements") with the veterinary medical groups, ranging from 10 to 40 years with non-binding renewal options, where allowable. Pursuant to the Management Agreements, the veterinary medical groups are each solely responsible for all aspects of the practice of veterinary medicine, as defined by their respective state. The Company is responsible for providing the following services:

    .  availability of all facilities and equipment

    .  day-to-day financial and administrative supervision and management

    .  maintenance of patient records

    .  recruitment of veterinary and hospitals staff

    .  marketing

    .  malpractice and general insurance

   The Company does not consolidate the operations of the veterinary medical groups since it has no control over the practice of veterinary medicine at these hospitals. As compensation for the Company's services, it receives management fees which are included in revenue and were $31.1 million, $30.2 million and $19.3 million for the years ended December 31, 2000, 1999 and 1998, respectively.

  b. Cash and Cash Equivalents

   For purposes of the balance sheets and statements of cash flows, the Company considers only highly liquid investments to be cash equivalents.

   Cash and cash equivalents at December 31 consisted of (in thousands):

                    2000    1999
                   ------- -------
Cash.............. $ 3,443 $ 8,160
Money market funds   7,076   2,460
                   ------- -------
                   $10,519 $10,620
                   ======= =======

  c.  Marketable Securities

   During the year ending December 31, 2000, the Company realized a loss on the sale of an investment of $1.3 million; however, the Company recorded unrealized losses of $727,000 on this investment in years prior to 2000.

  d.  Property and Equipment

   Property and equipment is recorded at cost. Equipment held under capital leases is recorded at the lower of the present value of the minimum lease payments or the fair value of the equipment at the beginning of the lease term.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   Depreciation and amortization are provided for on the straight-line method over the following estimated useful lives:

Buildings and improvements........                    5 to 30 years
Leasehold improvements............ Lesser of lease term or 15 years
Furniture and equipment...........                     5 to 7 years
Property held under capital leases                    5 to 30 years

   Property and equipment at December 31, consisted of (in thousands):

                                                  2000      1999
                                                --------  --------
Land........................................... $ 19,788  $ 14,423
Building and improvements......................   33,920    24,615
Leasehold improvements.........................   17,565    13,428
Furniture and equipment........................   43,771    35,206
Equipment held under capital leases............    1,533     1,552
Construction in progress.......................    1,293     4,479
                                                --------  --------
Total fixed assets.............................  117,870    93,703
Less--Accumulated depreciation and amortization  (30,898)  (23,367)
                                                --------  --------
                                                $ 86,972  $ 70,336
                                                ========  ========

   Accumulated depreciation on equipment held under capital leases amounted to $1.3 million and $1.2 million at December 31, 2000 and 1999, respectively.

  e.  Goodwill

   Goodwill relating to acquisitions represents the purchase price paid and liabilities assumed in excess of the fair market value of net assets acquired. Goodwill is amortized on a straight-line basis over the expected period to be benefited, not exceeding 40 years.

   The Company continually evaluates whether events, circumstances or net losses on the entity level have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related facility's undiscounted, tax adjusted net income over the remaining life of the goodwill to measure whether the goodwill is recoverable. If it is determined that goodwill on a given entity is partially or totally unrecoverable, losses will be recognized to the extent that projected aggregate tax adjusted net income over the life of the goodwill does not cover the goodwill balance at the date of impairment. Accumulated amortization of goodwill was $35.0 million and $27.2 million at December 31, 2000 and 1999, respectively.

  f.  Covenants Not to Compete

   Covenants not to compete are amortized on a straight-line basis over the term of the agreements, usually three to ten years. Accumulated amortization of covenants not to compete was $6.6 million and $4.7 million at December 31, 2000 and 1999, respectively.

                       VCA ANTECH, INC. AND SUBSIDIARIES

  g.  Notes Receivable

   Notes receivable are not market traded financial instruments. The amounts recorded approximate fair value and are shown net of valuation allowances of $63,000 and $270,000 as of December 31, 2000 and 1999, respectively. The notes bear interest at rates varying from 7% to 9% per annum.

  h.  Deferred Revenue

   As part of a partnership with Heinz Pet Products ("HPP"), the Company agreed to provide certain consulting and management services for a three-year period commencing on February 1, 1997, for an aggregate fee of $15.3 million payable in semi-annual installments over a five-year period. Consulting and management fees earned under this agreement are included in revenue and amounted to $425,000 for the year ended December 31, 2000, and $5.1 million for each of the years ended December 31, 1999 and 1998, respectively. The agreement expired February 1, 2000.

   In October 2000, the Company entered into a two-year consulting agreement with HPP for which the Company was paid $5.0 million. Of the $5.0 million received, $4.0 million will be recognized as revenue ratably over the life of the agreement and $1.0 million will be used for certain marketing obligations under the agreement. As of December 31, 2000, $500,000 has been recognized as revenue and deferred revenue of $2.0 million and $1.5 million is recorded in other accrued liabilities and other liabilities, respectively.

  i. Deferred Financing Costs

   In connection with the issuance of long-term debt in 2000, the Company incurred $13.9 million of deferred financing costs. These costs are shown net of accumulated amortization of $586,000 in the Consolidated Balance Sheet at December 31, 2000. The deferred financing costs are amortized using the effective interest method over the life of the related debt.

  j.  Investment in VPI and Zoasis

   During portions of 2000 and 1999, the Company had investments in Veterinary Pet Insurance, Inc. ("VPI") and Zoasis.com, Inc. ("Zoasis"), both of which were accounted for on the cost basis. See Footnote 4, Joint Ventures and Investments, for a description of these investments.

  k.  Fair Value of Financial Instruments and Concentration of Credit Risk

   The carrying amount reported in the balance sheets for cash, accounts receivable, accounts payable and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments. Concentration of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base.

  l.  Use of Estimates in Preparation of Financial Statements

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

                       VCA ANTECH, INC. AND SUBSIDIARIES

  m.  Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, which as amended is effective beginning in the fiscal year beginning after June 15, 2000, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities, (collectively referred to as "derivatives"). It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

   Under the provisions of the Credit and Guaranty Agreement, dated September 20, 2000, the Company was required to enter into an arrangement to hedge interest rate exposure for a minimum notional amount of $62.0 million and a minimum term of two years. On November 13, 2000, the Company entered into a no fee interest rate collar agreement with Wells Fargo Bank effective November 15, 2000 and expiring November 15, 2002, (the "Collar Agreement"). The Collar Agreement is based on LIBOR, which resets monthly, and has a cap and floor notional amount of $62.5 million, with a cap and floor interest rate of 7.5% and 5.9%, respectively.

   The Collar Agreement is accounted for as a cash flow hedge which will require that the Company report the market value of the Collar Agreement in the balance sheet. Payments made or received as a result of a LIBOR outside of the cap or floor of the Collar Agreement will be accounted for as a component of net income.

   The Company adopted SFAS 133 effective January 1, 2001; however, had the Company adopted it in the year ending December 31, 2000, it would have reported a liability from interest rate hedging activities at the market rate of $525,000, $411,000 of which would have been recognized in comprehensive income and $114,000 which would have been recognized in other (income) expense. No payments were required under the Collar Agreement during the year ending December 31, 2000.

   With the exception of the Collar Agreement, management does not intend to enter into derivative contracts in the future and does not expect the implementation of SFAS 133 to have a material impact on its future earnings.

  n.  Reclassifications

   Certain 1999 and 1998 balances have been reclassified to conform with the 2000 financial statement presentation.

  o.  Revenue Recognition

   Revenue is recognized only after the following criteria are met: (i) there exists adequate evidence of the transactions; (ii) delivery of goods has occurred or services have been rendered; and (iii), the price is not contingent on future activity and collectibility is reasonably assured.

  p.  Related Party Transactions

   As part of an often-used acquisition strategy, the Company hires the selling doctor upon purchase of their practice. The Company may lease facilities from the selling doctor; the related lease agreements are negotiated as part of the acquisition before the doctor is hired. These arrangements are not contingent upon the current or future employment of the doctors.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   In June 2000, the Company invested $5.0 million for convertible preferred stock of Zoasis, an internet start-up business, majority-owned by Robert A. Antin, the Company's Chief Executive Officer and a director of the Company. In December 2000, the Company determined that the value of this investment was impaired and, as a result, recognized a loss of $5.0 million. (See Footnote 4, Joint Ventures and Investments, for a description of Zoasis and the reason for impairment). Zoasis continues to provide marketing reminder services to the Company. The Company incurred $81,000 during the year ended December 31, 2000 for these marketing reminder services.

   In September 2000, the Company sold its entire equity interest in Vet's Choice, which had zero cost basis, to Heinz Pet Products. The Company received $500,000 in the sale. At the time of the sale, one of the Company's directors, Mr. John A. Heil, served as president of an affiliate of Heinz Pet Products. In connection with the sale, Heinz Pet Products also paid the Company $1.0 million which was transferred to the Wisdom Group, L.P. and used to redeem the limited partnership interests in the Wisdom Group, L.P. Members of the Company's executive management had a 30.5% ownership interest in the Wisdom Group, L.P. as limited partners and a subsidiary of the Company owned a 1% ownership interest as the general partner. The Wisdom Group, L.P. was dissolved in November 2000 upon redemption of all the partnership interests. The nature of the business of the Wisdom Group, L.P. was to provide consulting services to Vet's Choice with respect to the development, marketing and sale of premium pet food products.

   On September 20, 2000, the Company entered into a ten-year management services agreement with Leonard Green & Partners, L.P. ("Leonard Green") for services relating to investment banking, general consulting and financial planning. The agreement calls for monthly payments of $207,000 and is subject to an increase of 1.6% of any additional capital invested by Green Equity Investors, III, L.P., a Delaware limited partnership, any of its affiliates, or any of its co-investors in the Company. In addition, Leonard Green received one-time fees of approximately $7.6 million in connection with the Company's recapitalization on September 20, 2000.

  q.  Marketing and Advertising

   Marketing and advertising production costs are expensed as incurred or the first time the advertisement is run. Media (primarily print) placement costs are expensed in the month the advertising appears. Total marketing and advertising expense is included in direct costs and amounted to $5.6 million, $4.3 million and $3.2 million for the years ended December 31, 2000, 1999 and 1998, respectively.

3. Acquisitions

   During 2000, the Company purchased 24 animal hospitals and one veterinary diagnostic laboratory, all of which were accounted for as purchases. Three of the acquired animal hospitals and the laboratory were merged into existing VCA facilities upon acquisition. Including acquisition costs, VCA paid an aggregate consideration of $29.6 million, consisting of $18.2 million in cash, $11.1 million in debt, and the assumption of liabilities totaling $315,000. The aggregated purchase price was allocated as follows: $2.7 million to tangible assets, $21.6 million to goodwill and $5.3 million to other intangibles.

   During 1999, the Company purchased 24 animal hospitals and two veterinary diagnostic laboratories all of which were accounted for as purchases. Five of the acquired animal hospitals and both laboratories were merged into existing VCA facilities upon acquisition. Including acquisition costs, VCA paid an aggregate consideration of $24.2 million, consisting of $10.4 million in cash, $12.4 million in debt, 70,712 shares of common stock of the Company with a value of $1.1 million, and the assumption of liabilities totaling $369,000. The aggregated purchase price was allocated as follows: $1.9 million to tangible assets, $18.6 million to goodwill and $3.8 million to other intangibles.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   In addition, on April 1, 1999, the Company completed the acquisition of AAH Management Corp. ("AAH") for a total consideration (including acquisition costs) of $29.0 million, consisting of 517,585 shares of VCA common stock, with a value at the date of acquisition of $7.8 million, $9.1 million in cash, $1.2 million in notes payable and the assumption of $10.9 million in liabilities. AAH operated 15 animal hospitals located in New York and New Jersey. The acquisition of AAH was accounted for as a purchase. The purchase price has been allocated as follows: $6.3 million to tangible assets, $21.9 million to goodwill, and $725,000 to other intangible assets.

   During 1998, the Company completed the acquisitions of 11 animal hospitals and one veterinary diagnostic laboratory. In connection with these acquisitions, which were accounted for as purchases, VCA paid an aggregate consideration including acquisition costs of $30.7 million, consisting of $20.2 million in cash, $6.5 million in debt, 171,564 shares of common stock of the Company with a value of $3.1 million, and the assumption of liabilities totaling $903,000. The $30.7 million aggregate purchase price was allocated $6.2 million to tangible assets, $23.4 million to goodwill and $1.2 million to other intangible assets.

   The pro forma results listed below are unaudited and reflect purchase price accounting adjustments assuming 2000 and 1999 acquisitions occurred at January 1, 1999. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any efficiencies that might be achieved from the combined operation.

                                                   For the Years Ended December 31,
                                               (In thousands, except per share amounts)
                                                             (Unaudited)
                                               ---------------------------------------
                                                       2000                  1999
                                                    --------              --------
Revenue....................................... $369,958              $365,391
Net income (loss) available to common
  stockholders................................ $(12,587)             $ 24,224
Diluted earnings per share.................... $  (0.05)             $  (0.07)
Shares used for computing diluted earnings per
  share.......................................  234,055               329,775

   In connection with certain acquisitions, the Company assumed certain contractual arrangements whereby cash may be issued to former owners of acquired hospitals upon attainment of specified financial criteria over periods of three to five years ("Earn-Out Payments"), as set forth in the respective agreements (the "Earn-Out Arrangements"). The Earn-Out Arrangements provide for contingent Earn-Out Payments if the acquired entity achieves or exceeds contractually defined revenue targets during the defined earn-out period. The payments are either fixed in amount or are based on a multiplier of revenue. When the contingency is resolved and the additional consideration is distributed, the Company records the consideration issued as an additional cost of the acquired entity. The additional consideration of affected assets, usually goodwill, is amortized over the remaining life of the asset. Earn-Out Payments in 2000 and 1999 consisted entirely of cash approximating $486,000 and $326,000, respectively. Earn-Out Payments in 1998 amounted to approximately $358,000, consisting of $311,000 in cash and 2,394 shares of common stock valued on the date of issuance at $47,000.

4.  Joint Ventures and Investments

   During fiscal year 2000, the Company invested $5.0 million for convertible preferred stock of Zoasis, an internet start-up business, majority-owned by Robert L. Antin, the Company's Chief Executive Officer and a director of the Company. Zoasis was to develop and provide services to the veterinary industry such as consumer e-commerce, e-commerce of veterinary supplies for hospitals, internet diagnostic laboratory results, on-line continuing education for veterinarians, hosted web sites for veterinarian clients, and a marketing reminder

                       VCA ANTECH, INC. AND SUBSIDIARIES
service. Due to the decline in the market value of many internet companies, Zoasis was not able to raise additional capital to continue its development. Zoasis scaled back its operations significantly. In December 2000, the Company determined that the value of this investment was impaired and, as a result, recognized a loss of $5.0 million on the write-down of its investment in Zoasis.

   In September 2000, the Company sold its 50.5% equity interest in Vet's Choice, which had a zero cost basis, to HPP. The Company received $500,000 in the sale. In connection with the sale, the Company also received $1.0 million, which was transferred to the Wisdom Group, L.P. in January 2001.

   In December 1997 and January 1998, the Company made a combined $5.0 million investment in VPI, the largest provider of pet health insurance in the United States. The Company sold its investment in VPI and received $8.2 million in cash in February 2000, resulting in a one-time gain of approximately $3.2 million.

                       VCA ANTECH, INC. AND SUBSIDIARIES

5.  Long-Term Obligations

   Long-term obligations consisted of the following at December 31 (in thousands):

                                                                          2000       1999
                                                                        ---------  ---------
Senior Term A        Notes payable of Operating Company, maturing in
                       2006, secured by assets, variable interest rates
                       (weighted average interest rate at 9.882%
                       during the year ended December 31, 2000, and
                       an interest rate of 9.938% at December 31,
                       2000)........................................... $  50,000  $      --
Senior Term B        Notes payable of Operating Company, maturing in
                       2008, secured by assets, variable interest rates
                       (weighted average interest rate at 10.382%
                       during the year ended December 31, 2000, and
                       an interest rate of 10.438% at December 31,
                       2000)...........................................   200,000         --
Senior Subordinated  Notes payable of Operating Company, maturing in
  Notes                2010, unsecured, fixed interest rate of 13.5%...    20,000         --
Holding Company      Notes payable of Holding Company, maturing in
  Senior Notes         2010, unsecured, fixed interest rate of 15.5%...   104,306         --
Secured seller notes Notes payable and other obligations, various           1,328     69,213
                       maturities through 2014, secured by assets and
                       stock of certain subsidiaries, various interest
                       rates ranging from 5.3% to 12.0%................
Mortgage debt        Notes payable and other obligations, various
                       maturities through 2008, secured by land and
                       buildings of certain subsidiaries, various
                       interest rates ranging From 7.0% to 9.0%........        --      3,212
Convertible debt     Notes payable, convertible into VCA common
                       stock at prices ranging from $0.47 to $1.00 per
                       share, due through 2013, secured by stock of
                       certain subsidiaries at interests rates ranging
                       from 7.0% to 10.0%..............................        --      1,803
Unsecured debt       Notes payable, various maturities through 2004,
                       adjustable interest rates of 6.2% and fixed
                       interest rates ranging from 7.0% to 12.0%.......       350      2,982
Debentures           Convertible subordinated 5.25% debentures, due
                       in 2006, convertible into approximately 36.8
                       million shares of VCA common stock at $2.29
                       per share.......................................        --     84,385
                                                                        ---------  ---------
                     Total debt obligations............................   375,984    161,595
                     Capital lease obligations.........................       110        187
                     Less--unamortized discount........................   (13,345)      (247)
                                                                        ---------  ---------
                                                                          362,749    161,535
                     Less--current portion.............................    (5,756)   (21,901)
                                                                        ---------  ---------
                                                                        $356,993   $139,634
                                                                        =========  =========

                       VCA ANTECH, INC. AND SUBSIDIARIES

   The annual aggregate scheduled maturities of debt obligations for the five years subsequent to December 31, 2000 are presented below (in thousands):

2001...... $  5,756
2002......    8,592
2003......    8,960
2004......    9,850
2005......   17,486
Thereafter  325,340
           --------
           $375,984
           ========

   During the year ended December 31, 2000, the Company recorded an extraordinary loss of approximately $4.5 million, before effect of the income tax benefit, primarily as a result of the early redemption of $84.4 million of convertible subordinated 5.25% debentures.

   The Company entered into a Credit and Guaranty Agreement, dated September 20, 2000, with various lenders for $300.0 million of Senior Secured Credit Facilities (the "Credit Agreement"). The Credit Agreement includes a $50.0 million Revolving Credit Facility and the Senior Term A and B Notes. A first priority lien has been granted on certain of the Company's assets, including a pledge of all the capital stock of the Operating Company's subsidiaries, to secure the borrowings under the Credit Agreement. The Revolving Credit Facility allows the Company to borrow up to an aggregate principal amount of $50.0 million and expires in 2006. As of December 31, 2000, the Company has not utilized the Revolving Credit Facility.

   The Revolving Credit Facility and the Senior Term A Notes bear interest at an annual rate equal to:

    (1)the greater of Wells Fargo Bank's prime lending rate or the Federal funds effective rate plus 0.5% (the "Base Rate"), plus an applicable margin for unpaid principal amounts maintained as base rate loans; or

    (2)the average British Bankers Association Interest Settlement Rate for deposits ("LIBOR") plus an applicable margin for unpaid principal amounts maintained as eurodollar rate loans.

   The applicable margin is 3.25% for the first twelve months ending September 20, 2001. Thereafter, applicable margin varies based upon the Company's leverage ratio as defined in the Credit Agreement. The applicable margin varies from 3.25% for a leverage ratio of 3.75 to 1.0 to 2.00% for a leverage ratio of
2.25 to 1.0.

   The Senior Term B Notes bear interest at an annual rate equal to:

    (1)the Base Rate plus 2.75% for unpaid principal amounts maintained as base rate loans; or

    (2)LIBOR plus 3.75% for unpaid principal amounts maintained as eurodollar rate loans.

   Interest for the Senior Term A and B Notes is payable in cash at the earlier of the maturity of a eurodollar rate loan or on a quarterly basis.

   Maturities of Senior A Term Notes principal during each of the years 2001 through 2006 are $2.5 million, $6.3 million, $7.2 million, $8.7 million, $12.5 million and $12.8 million, respectively. The principal for the Senior B Term Notes matures at $2.5 million per year for the first six years and $92.5 million per year for 2007 and 2008.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   The Credit Agreement contains certain financial covenants pertaining to interest coverage, fixed charge coverage and leverage ratios which commence in 2001. In addition, the Credit Agreement has restrictions pertaining to capital expenditures, acquisitions and the payment of dividends on all classes of stock.

   On September 20, 2000, the Operating Company issued $20.0 million of 13.5% Senior Subordinated Notes, which are subordinated to the borrowings under the Credit Agreement. Interest on the Senior Subordinated Notes is payable in cash on a semi-annual basis. The effective interest rate for these notes is 16.2%. The $20.0 million aggregate principal amount of the Senior Subordinated Notes is due in full in September 2010.

   In addition, on September 20, 2000, the Holding Company issued $100.0 million of 15.5% Senior Notes (the "Holding Company Senior Notes"). The Holding Company Senior Notes are subordinated to the Operating Company's liabilities. Interest on the Holding Company Senior Notes is payable on a semi-annual basis. At the Company's sole discretion it may issue additional Holding Company Senior Notes in lieu of cash payments for all interest due through March 2005. Thereafter, interest is payable in cash on a semi-annual basis. The effective rate for these notes is 17.3%. A mandatory redemption of principal and accumulated interest paid in kind approximating $80.0 million is due September 2005. The remaining principal is due in full in September 2010.

   There were no significant differences between the carrying amount and fair values of the Company's long-term debt as of December 31, 2000.

6. Redeemable Preferred Stocks

   In 2000, the Company adopted an Amended and Restated Certificate of Incorporation, which authorized the issuance of up to 6,000,000 shares of preferred stock. In connection with the Recapitalization, the Company issued 2,998,408 shares of Series A Senior Redeemable Exchangeable Cumulative Preferred Stock ("Series A Preferred Stock"), par value $.01 per share, and 2,970,822 shares of Series B Junior Redeemable Cumulative Preferred Stock ("Series B Preferred Stock"), par value $.01 per share. In exchange for the issuance of the Series A Preferred Stock and Series B Preferred Stock, the Company received $75.0 million and $74.3 million, respectively. The Series A and Series B Preferred Stock earn dividends at the rate of 14% and 12% per annum of the liquidation preference, respectively. The liquidation preference and redemption value for both the Series A and Series B Preferred Stock is the sum of $25.00 per share plus accrued and unpaid dividends less any special dividend paid. Holders of preferred stock are entitled to receive dividends, whether or not declared by the Board of Directors, out of funds legally available. Dividends are payable in cash on a quarterly basis. If dividends are not paid when due, the amount payable is added to the liquidation preference and redemption value. For the year ended December 31, 2000, dividends earned but not paid were $2.9 million and $2.5 million for the Series A and Series B Preferred Stock, respectively. These dividends were recorded as an increase to preferred stock and a corresponding decrease to retained earnings.

   The Company has the option to redeem both series of preferred stock beginning September 2002. The prepayment premium at September 2002 is 109%, at September 2003 is 106%, and at September 2004 is 103%. Beginning September 2005 and thereafter, the Company has the option to redeem the preferred shares at 100% of the liquidation preference. The Company is required to redeem the preferred shares at 100% of liquidation preference in September 2012 from funds legally available.

   The Series A Preferred Stock is ranked senior to the Series B Preferred Stock and the Company's common stock. The Company has the option to exchange all the Series A Preferred Stock into 14% Senior Subordinated Debentures due 2012 (the "Exchange Debentures"). The Exchange Debentures are subordinated to the Holding Company Senior Notes.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   The Series B Preferred Stock is ranked senior to the Company's common stock. Neither series of preferred stock is convertible into common stock or securities convertible into common stock.

   Prior to the Recapitalization, there were no preferred shares of the Company issued or outstanding.

7. Common Stock

   In 2000, the Company's Board of Directors declared a fifteen-for-one stock split. The stock split has been retroactively reflected in the accompanying financial statements and footnotes.

   During 2000 and prior to the Recapitalization, the Company repurchased 7,715,000 shares of its common stock for $3.3 million. These shares, along with all other treasury shares held prior to 2000, were retired.

   On September 20, 2000, in connection with the Recapitalization, the Company repurchased and retired a majority of the outstanding common stock of the Company. Certain members of senior management that held 2,656,335 shares before the Recapitalization continued to hold those shares.

   In 2000, the Company adopted an Amended and Restated Certificate of Incorporation, which authorized the issuance of up to 24,000,000 common shares with a par value of $.01 per common share. The Company had approximately 17,524,000 and 325,620,000 common shares outstanding at December 31, 2000 and 1999, respectively.

   During 1999, the Company issued 8,820,000 shares of its common stock valued at $8.8 million, the fair market value at the date of commitment, as a portion of the consideration for certain acquisitions.

   During 1999, the Company repurchased 5,895,000 shares of its common stock for $4.8 million.

8. Warrants

   In connection with the Recapitalization, the Company issued warrants to purchase 1,149,990 shares of the Company's common stock to certain investors. The warrants allow the holders to purchase common shares at a price equal to $0.0007. The Company valued these warrants at their fair market value on the date of issuance at $1.1 million, which was recorded as part of stockholders' equity.

9. Notes Receivable from Stockholders

   Concurrent with the Recapitalization, the Company sold 518,000 common shares to certain non-executive employees of the Company. As consideration for the issuance of common stock, the Company received notes with an aggregate value approximating $518,000. Each note earns interest at the rate of 6.2% per annum, is compounded annually and is due and payable on September 16, 2007. The notes are collateralized by the Company's common stock which was purchased by the stockholders.

   At December 31, 1999, the Company held two notes receivable with balances totaling $654,000 from certain management stockholders of the Company. These notes arose from transactions whereby the Company loaned funds to the management stockholders to purchase an aggregate of 2,739,990 shares of the Company's common stock. These notes had an interest rate of 6.1% per annum and had a maturity date of January 22, 2001. The receivables are shown in the accompanying 1999 consolidated balance sheet as a reduction of stockholders' equity. In connection with the Recapitalization in September 2000, the Company forgave the indebtedness of these notes. The total principal and interest approximating $688,000 are included in Recapitalization costs.

                       VCA ANTECH, INC. AND SUBSIDIARIES

10. Stock-Based Compensation Plans

   The Company has granted stock options to various employees. The Company accounts for these plans under APB Opinion 25.

   In November 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 recommends changes in accounting for employee stock-based compensation plans and requires certain disclosures with respect to these plans. SFAS 123 disclosures have been adopted by the Company effective January 1, 1996.

   Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the following pro forma amounts (in thousands, except per share amounts):

                                                      2000     1999    1998
                                                    --------  ------- -------
Net income (loss) available to common stockholders:
   As reported..................................... $(13,802) $22,357 $16,268
   Pro forma.......................................  (14,178)  19,214  12,040
Diluted earnings (loss) per share:
   As reported..................................... $  (0.06) $  0.07 $  0.05
   Pro forma.......................................    (0.06)    0.06    0.04

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                             2000   1999   1998
                             -----  -----  -----
Risk free interest rate.....   6.0%   5.8%   5.0%
Dividend yield..............   0.0%   0.0%   0.0%
Expected volatility.........   0.0%  54.2%  64.5%
Weighted fair value average. $0.78  $7.97  $9.25
Expected option life (years)     5      7      7

   In connection with the Recapitalization, certain of the Company's employees elected to exchange their stock options for newly issued stock options. The number of stock options issued to each employee was equal to the intrinsic value of their old stock options divided by the strike price of the new stock options ($0.20). These stock options will be accounted for as variable awards, and related expense of $555,000 was recorded in the year ended December 31, 2000. As of December 31, 2000, 693,870 such new options are outstanding. These options are fully vested and expire in 2010.

   In September 2000, the Company issued 631,800 stock options under the 1996 Stock Incentive Plan. These options vest ratably over four years from the date of grant. The exercise price of these options is $1.00 (the fair market value at such date) and they expire in 2010.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   The table below summarizes the transactions in the Company's stock option plans (in thousands, except per share amounts):

                                                  2000     1999    1998
                                                 -------  ------  ------
Options outstanding at beginning of year........  57,300  57,315  53,760
Exchanged in connection with Recapitalization...     694      --      --
Granted.........................................     632   2,490   7,275
Exercised.......................................  (1,815)   (750) (2,910)
Purchased....................................... (54,585)     --      --
Canceled........................................    (900) (1,755)   (810)
                                                 -------  ------  ------
Options outstanding at end of year
  (Exercise prices ranging from $0.20 to $1.00
  at December 31, 2000).........................   1,326  57,300  57,315
                                                 =======  ======  ======
Exercisable at end of year......................     694  30,465  25,110
                                                 =======  ======  ======

   The following table summarizes information about certain options in the stock option plans outstanding as of December 31, 2000 in accordance with SFAS 123:

                  Options Outstanding                      Options Exercisable
------------------------------------------------------- --------------------------
                           Weighted Avg.
                             Remaining
                 Number     Contractual  Weighted Avg.    Number    Weighted Avg.
Exercise Price Outstanding     Life      Exercise Price Exercisable Exercise Price
-------------- ----------- ------------- -------------- ----------- --------------
    $0.20           694        9.73          $ 0.20         694         $ .20
     1.00           632        9.73            1.00          --          1.00
                  -----                                    ----
                  1,326                                     694
                  =====                                    ====

11.  Commitments and Contingencies

  a.  Leases

   The Company operates many of its animal hospitals from premises that are leased from the hospitals' previous owners under operating leases with terms, including renewal options, ranging from one to 35 years. Certain leases include purchase options which can be exercised at the Company's discretion at various times within the lease terms.

   The annual lease payments under the lease agreements have provisions for annual increases based on the Consumer Price Index or other amounts specified within the lease contracts.

   The future minimum lease payments on operating leases at December 31, 2000, including renewal option periods, are as follows (in thousands):

                     2001......................... $ 11,161
                     2002.........................   10,825
                     2003.........................   10,746
                     2004.........................   10,828
                     2005.........................   10,626
                     Thereafter...................  112,065
                                                   --------
                                                   $166,251
                                                   ========

                       VCA ANTECH, INC. AND SUBSIDIARIES

   Rent expense totaled $11.7 million, $10.4 million and $9.1 million for the years ended December 31, 2000, 1999 and 1998, respectively. Rental income totaled $259,000, $310,000 and $203,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

  b.  Earn-out Payments

   In connection with certain acquisitions, the Company assumed certain contractual arrangements whereby additional cash may be paid to former owners of acquired hospitals upon attainment of specified financial criteria over periods of one to two years, as set forth in the respective agreements. The amount to be paid cannot be determined until the earn-out periods expire and the attainment of criteria is established. If the specified financial criteria is attained in the future, but not exceeded, the Company will be obligated to make cash payments of approximately $1.1 million over the next two years.

  c. Officers' Compensation

   Effective upon the closing of the Company's initial public offering, three members of the Company's executive management will amend and restate employment agreements with the Company. These members include the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The Senior Vice President will retain his existing employment agreement. These agreements aggregate to $1.4 million in salary per year. The agreements allow for upward adjustments to annual salary based on the Consumer Price Index for Los Angeles County. The agreements also call for a maximum of $1.1 million to be paid as annual bonuses based on annual performance goals to be set by the compensation committee of the board of directors, except for the Senior Vice President, whose annual bonus is based on EBITDA targets. Lastly, the agreements call for aggregate severance payments under different scenarios with the maximum amount approximating $8.5 million.

  d. Management Services

   On September 20, 2000, the Company entered into a ten-year management services agreement with Leonard Green & Partners, L.P. for services relating to investment banking, general consulting and financial planning. The agreement calls for monthly payments of $207,000 and is subject to an increase of 1.6% of any additional capital invested by Green Equity Investors III, L.P., a Delaware limited partnership, any of its affiliates, or any of its co-investors in the Company. In addition, Leonard Green received one-time fees of approximately $7.6 million in connection with the Company's recapitalization on September 20, 2000.

  e. State Laws

   The laws of many states prohibit business corporations from providing, or holding themselves out as providers of, veterinary medical care. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. While the Company seeks to structure its operations to comply with the corporate practice of veterinary medicine laws of each state in which it operates, there can be no assurance that, given varying and uncertain interpretations of such laws, the Company would be found to be in compliance with restrictions on the corporate practice of veterinary medicine in all states. A determination that the Company is in violation of applicable restriction on the practice of veterinary medicine in any state in which it operates could have a material adverse effect on the Company, if the Company were unable to restructure its operations to comply with the requirements of such state.

   For example, the Company is currently a party to a lawsuit in the State of Ohio in which the State has alleged that the Company's management of a licensed veterinary medical group violates the Ohio statute prohibiting business corporations from providing or holding themselves out as providers of veterinary medical care. On March 20, 2001, the trial court in the case entered summary judgment in favor of the State of Ohio and issued an order enjoining the Company from operating in the State of Ohio in a manner that is in violation of the state statute. In response, the Company has restructured its operations in the State of Ohio in a manner that it

                       VCA ANTECH, INC. AND SUBSIDIARIES
believes conforms to the state law and the court's order. The Attorney General of the State of Ohio has informed the Company that it disagrees with the Company's position and that it does not believe that the Company is in compliance with the court's order. The Company is currently in discussions with the Attorney General's office in the State of Ohio in an attempt to resolve this matter. The Company may not be able to reach a settlement, in which case we would be required to discontinue our operations in the state. The Company's five animal hospitals in the State of Ohio have a book value of $6.0 million as of December 31, 2000. If the Company is required to discontinue its operations in the State of Ohio, it may not be able to dispose of the hospital assets for their book value. The animal hospitals located in the State of Ohio generated revenue and operating income of $2.2 million and $513,000, respectively, in 2000.

  f. Other Contingencies

   The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of its business. Management believes that the probable resolution of such contingencies will not affect the Company's financial position or results of operations.

12. Calculation of Per Share Amounts

   A reconciliation of the income and shares used in the computations of the basic and diluted earnings (loss) per share ("EPS") for each of the three years in the period ended December 31, 2000 follows (amounts shown in thousands, except per share amounts):

                                                                            2000      1999     1998
                                                                          --------  -------- --------
Income (loss) before extraordinary item.................................. $ (5,752) $ 22,357 $ 16,268
   Increase in carrying amount of Redeemable Preferred Stock.............   (5,391)       --       --
                                                                          --------  -------- --------
Income (loss) from continuing operations available to Common stockholders
  (Basic and Diluted).................................................... $(11,143) $ 22,357 $ 16,268
                                                                          ========  ======== ========
Weighted average common shares outstanding:
   Basic.................................................................  234,055   315,945  305,250
       Effect of dilutive common shares stock options....................       --    13,830   23,850
                                                                          --------  -------- --------
   Diluted...............................................................  234,055   329,775  329,100
                                                                          ========  ======== ========
Earnings per share (before extraordinary items)
   Basic................................................................. $  (0.05) $   0.07 $   0.05
   Diluted............................................................... $  (0.05) $   0.07 $   0.05

   On September 20, 2000, the Company paid $1.00 per share, for a total payment of $314.5 million, to repurchase 310,836,000 shares of its outstanding common stock in connection with the Recapitalization, of which approximately $3.7 million was attributable to costs incurred in connection with the repurchase of the Company's common stock. These per share and share amounts have been adjusted to reflect a 15-for-1 stock split which took place after the Recapitalization. Immediately after this repurchase, the Company issued 517,995 and 14,350,005 shares of common stock to its management and certain investors, respectively, for $1.00 per share. As consideration for these shares, the management shareholders signed promissory notes which become due in 2007 and accrue interest at the rate of 6.22% per year, compounded annually.

   At December 31, 2000, warrants to purchase an aggregate of 1,149,990 common shares and 1,325,675 stock options were outstanding but were not included in the computation of Diluted EPS because conversion would have an antidilutive effect on Diluted EPS.

   The $84.4 million of 5.25% convertible debentures which were convertible into 36,849,345 shares of common stock were outstanding at both December 31, 1999 and 1998, but were not included in the computation of Diluted EPS, because conversion would have an antidilutive effect on Diluted EPS. These convertible debentures were retired in 2000.

                       VCA ANTECH, INC. AND SUBSIDIARIES

13. Income Taxes

   The provision for income taxes is comprised of the following for the three years ended December 31, (in thousands):

              2000    1999    1998
             ------  ------- -------
Federal:
   Current.. $ (889) $10,161 $ 8,064
   Deferred.  1,219      515   2,080
             ------  ------- -------
                330   10,676  10,144
             ------  ------- -------
State:
   Current..   (142)   2,850   2,157
   Deferred.    166      834     653
             ------  ------- -------
                 24    3,684   2,810
             ------  ------- -------
             $  354  $14,360 $12,954
             ======  ======= =======

   The consolidated statement of operations for the year ended December 31, 2000 includes a provision for income taxes of $2.2 million and a benefit for income taxes of $1.8 million associated with the early extinguishment of debt; the net provision is approximately $354,000 as reflected in the table above.

   The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse.

   The net deferred tax asset (liability) at December 31 is comprised of (in thousands):

                                                   2000    1999
                                                  ------  -------
Current deferred tax assets (liabilities):
   Accounts receivable........................... $1,273  $ 2,782
   State taxes...................................   (903)    (457)
   Other liabilities and reserves................  3,696    2,347
   Start-up costs................................     66       66
   Restructuring charges.........................     --      815
   Other assets..................................   (294)    (299)
   Inventory.....................................    817      817
   Valuation allowance...........................     --   (1,858)
                                                  ------  -------
       Total current deferred tax asset, net..... $4,655  $ 4,213
                                                  ======  =======

                                                            2000     1999
                                                          --------  -------
Non-current deferred tax (liabilities) assets:
   Net operating loss carryforwards...................... $  6,460  $ 5,704
   Write-down of assets..................................    1,377    1,433
   Start-up costs........................................      302      300
   Other assets..........................................    3,537      445
   Intangible assets.....................................  (11,934)  (9,204)
   Property and equipment................................   (1,720)  (1,267)
   Unrealized loss on investments........................    2,555      355
   Valuation allowance...................................   (9,061)  (4,421)
                                                          --------  -------
       Total non-current deferred tax liability, net..... $ (8,484) $(6,655)
                                                          ========  =======

                       VCA ANTECH, INC. AND SUBSIDIARIES

   Under the Tax Reform Act of 1986, the utilization of NOL carryforwards to reduce taxable income will be restricted under certain circumstances. Events that cause such a limitation include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Management believes that the Pets' Rx, Pet Practice and AAH mergers caused such a change of ownership and, accordingly, utilization of the NOL carryforwards may be limited in future years. Accordingly, the valuation allowance is principally related to subsidiaries' NOL carryforwards as well as certain acquisition related expenditures where the realization of this deduction is uncertain at this time.

   At December 31, 2000, the Company has Federal net operating loss ("NOL") carryforwards of approximately $20.3 million, comprised principally of NOL carryforwards acquired in the Pets' Rx, Pet Practice and AAH mergers. Also included in this amount is the loss generated in the current year which can be utilized with no cumulative ownership change limitations in future years. These NOL carryforwards expire at various dates through 2015.

   On October 25, 1999, the FASB's Emerging Issues Task Force ("EITF") reached consensus in Issue 99-15, "Accounting for Decreases in Deferred Tax Asset Valuation Allowances Established in a Purchase Business Combination as a Result of a Change in Tax Regulation" ("Issue No. 99-15"). Issue No. 99-15 is the EITF's response to the Internal Revenue Services's June 25, 1999 ruling, as stated in Treasury Regulation 1.1502-21, reducing the requirements for using certain net operating loss carryovers and carrybacks ("NOLs"). As a result, the Company recorded a deferred tax benefit during the year ended December 31, 1999 equal to $2.1 million.

   As a result of a loss of $5.0 million recognized by the Company on its investment in Zoasis, the valuation allowance is increased since it is more likely than not that the carrying amount of the asset will not be recognized due to the character of the loss.

   A reconciliation of the provision for income taxes to the amount computed at the Federal statutory rate for the three years ended December 31, is as follows:

                                                                    2000  1999 1998
                                                                    ----  ---- ----
Federal income tax at statutory rate............................... (35)%  35%  35%
Effect of amortization of goodwill.................................  18     4    3
State taxes, net of federal benefit................................  (2)    7    6
Tax exempt income..................................................  (1)   (1)  (1)
Change in valuation allowance associated with the Recapitalization,
  and the write-off of investments.................................  24    (6)  --
Other..............................................................  --    --    1
                                                                    ---    --   --
                                                                      4%   39%  44%
                                                                    ===    ==   ==

14. 401(k) Plan

   During 1992, the Company established a voluntary retirement plan under
Section 401(k) of the Internal Revenue Code. The plan covers all employees with at least six months of employment with the Company and provides for annual matching contributions by the Company at the discretion of the Company's board of directors. In 2000, 1999 and 1998, the Company provided a total matching contribution approximating $715,000, $353,000 and $942,000, respectively.

                       VCA ANTECH, INC. AND SUBSIDIARIES

15. Lines of Business

   During the three years ending December 31, 2000, the Company had three reportable segments: Animal Hospital, Laboratory and Corporate. These segments are strategic business units that have different products, services and functions. The segments are managed separately because each is a distinct and different business venture with unique challenges, rewards and risks. The Animal Hospital segment provides veterinary services for companion animals and sells related retail products. The Laboratory segment provides testing services for veterinarians both associated with the Company and independent of the Company. Corporate provides selling, general and administrative support for the other segments and recognizes revenue associated with consulting agreements.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance of segments based on profit or loss before income taxes, interest income, interest expense and minority interest, which are evaluated on a consolidated level. For purposes of reviewing the operating performance of the segments, all intercompany sales and purchases are accounted for as if they were transactions with independent third parties at current market prices.

   The following is a summary of certain financial data for each of the three segments (in thousands):


                                                                Intercompany
                                   Animal                          Sales
                                  Hospital Laboratory Corporate Eliminations  Total
                                  -------- ---------- --------- ------------ --------
2000
Revenue.......................... $240,624  $119,300  $    925    $(6,162)   $354,687
Operating income (loss)..........   30,818    34,355   (45,968)        --      19,205
Recapitalization costs...........       --        --    34,268         --      34,268
Depreciation/amortization expense   12,167     4,472     2,239         --      18,878
Identifiable assets..............  312,473   109,453    61,144         --     483,070
Capital expenditures.............   18,751     2,194     1,610         --      22,555

1999
Revenue.......................... $217,988  $103,282  $  5,100    $(5,810)   $320,560
Operating income (loss)..........   26,765    28,039    (7,788)        --      47,016
Year 2000 remediation costs......       --        --     2,839         --       2,839
Reversal of restructuring charges       --        --     1,873         --       1,873
Depreciation/amortization expense   10,472     4,234     1,757         --      16,463
Identifiable assets..............  280,742   105,224    40,534         --     426,500
Capital expenditures.............   15,970     1,997     3,836         --      21,803

1998
Revenue.......................... $191,888  $ 89,896  $  5,100    $(5,845)   $281,039
Operating income (loss)..........   23,487    20,141    (4,794)        --      38,834
Depreciation/amortization expense    8,488     4,074       570         --      13,132
Identifiable assets..............  226,182   106,217    60,484         --     392,883
Capital expenditures.............    7,450     3,813       415         --      11,678


   Corporate operating loss includes salaries, general and administrative expense for the executive, finance, accounting, human resources, marketing, purchasing and regional operational management functions that support the Animal Hospital and Laboratory segments.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   The following is a reconciliation between total segment operating income after eliminations and consolidated income (loss) before provision for income taxes and extraordinary items as reported on the consolidated statements of operations (in thousands):

                                                                    2000      1999      1998
                                                                  --------  --------  --------
Total segment operating income after eliminations................ $ 19,205  $ 47,016  $ 38,834
Interest income..................................................      850     1,194     2,357
Interest expense.................................................  (20,742)  (10,643)  (11,189)
Minority interest................................................   (1,066)     (850)     (780)
Gain on sale of VPI..............................................    3,200        --        --
Loss on investment in Zoasis.....................................   (5,000)       --        --
                                                                  --------  --------  --------
Income (loss) before provision for income taxes and extraordinary items.......................................................... $ (3,553) $ 36,717  $ 29,222
                                                                  ========  ========  ========

16. Restructuring and Asset Write-Down

   During 1996, the Company adopted and implemented a restructuring plan (the "1996 Plan") and recorded a restructuring charge of $5.7 million and an asset write-down charge of $9.5 million. The major components of the 1996 Plan included:

    . the termination of leases, the write-down of intangibles, property and equipment, and employee terminations in connection with the closure, sale or consolidation of 12 animal hospitals;

    . the termination of contracts and leases, the write-down of certain property and equipment, and the termination of employees in connection with the restructuring of the Company's laboratory operations; and

    . contract terminations and write-down of assets in connection with the migration to common communications and computer systems.

   Collectively, the 12 hospitals had aggregate revenue of $6.8 million and net operating loss of $350,000 for the year ended December 31, 1996. The restructuring of the Company's laboratory operations consisted primarily of:

    .  plans to relocate the Company's facility in Indiana to Chicago;

    .  the downsizing of its Arizona laboratory operations;

    . the standardization of laboratory and testing methods throughout all of the Company's laboratories, resulting in the write-down of equipment that will no longer be utilized; and

    .  the shutdown of a laboratory facility in the Midwest.

   During 1999, pursuant to the 1996 Plan, the Company incurred the following:

    . Cash expenditures for $345,000 for lease and other contractual obligations.

    . Non-cash asset write-downs of $157,000, primarily pertaining to hospitals previously closed and the shutdown of certain computer systems.

    . The Company recognized a $321,000 favorable settlement related to a laboratory operations' contract that was terminated as part of the 1996 restructuring plan.

    . During the fourth quarter of 1999, the Company was released from its contractual obligation pertaining to certain facility leases for hospitals that were sold in 1997. In addition, the Company reached a favorable settlement on contractual obligations pertaining to its migration to common communications and computer systems, a component of the 1996 Plan. As a result of these two favorable outcomes, the Company reversed $889,000 of restructuring charges.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   During 1998, the Company took the following actions pursuant to the 1996
Plan:

    .  The Company closed one animal hospital.

    . The Company shutdown certain computer hardware and software, as part of our migration to common computer systems.

    . The Company decided that two hospitals would continue to be operated instead of closed as was originally outlined in the 1996 restructuring plan. The hospitals' local markets improved since the 1996 Plan was determined, causing the Company's management to revise its plan.

    . The Company terminated its attempt to sell one hospital because it has been unable to negotiate a fair sales price based on the hospital's operating results.

   Reserves of $593,000 related to the three hospitals were ultimately retained, were utilized to offset increases in the expected cost to extinguish lease commitments and contract obligations that were part of the 1996 Plan.

   As of December 31, 1999, all phases of the 1996 Plan were complete and no restructuring reserves remained on the Company's balance sheet.

   During 1997, the Company reviewed the financial performance of its hospitals. As a result of this review, an additional 12 hospitals were determined not to meet the Company's performance standards. Accordingly, the Company adopted phase two of its restructuring plan (the "1997 Plan") resulting in restructuring and asset write-down charges of $2.1 million. The major components of the 1997 Plan consisted of the termination of leases, amounting to $1.2 million, and the write-down of intangibles, property and equipment, amounting to $876,000, in connection with the closure or sale of 12 animal hospitals. Collectively, the 12 hospitals had aggregate revenue of $5.4 million and net operating income of $176,000 for the year ended December 31, 1997.

   During the year ended December 31, 2000, the Company incurred $190,000 of expenditures for lease and other contractual obligations.

   During 1999, the actions taken pursuant to the 1997 Plan were as follows:

    . The Company sold one hospital resulting in cash expenditures of $2,000 and non-cash asset write-downs of $64,000.

    . The Company closed three hospitals resulting in cash expenditures of $4,000 and non-cash asset write-downs of $53,000.

    . The Company incurred cash expenditures of $71,000 for lease and other contractual obligations.

    . The Company recorded an additional $28,000 non-cash asset write-down pertaining to a hospital previously closed.

    . During the fourth quarter of 1999, the Company reached favorable settlements from the sale and/or closure of the hospitals noted in the first two bulleted points above. As a result the Company reversed $663,000 of restructuring charges.

   During 1998, the Company closed three animal hospitals pursuant to the 1997 Plan, resulting in the write-off of $299,000 of property and equipment and cash expenditures of $81,000 for lease obligations and closing costs. Also during 1998, we determined that five of the animal hospitals that were to be sold as a part of the 1997 Plan would be kept due to their improved performance.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   At December 31, 2000, $153,000 of the restructuring reserves from the 1997 Plan remain on our balance sheet, consisting primarily of lease and other contractual obligations. All significant phases of the 1997 Plan were complete as of December 31, 1999, although certain lease obligations will continue though 2005.

   The following tables summarize the activity in the Company's restructuring reserves (in thousands):

                                      The 1996 Plan
                                      -------------
                                                                   Cash   Non-Cash
                                                                  Charges Charges  Total
                                                                  ------- -------- ------
Balance, December 31, 1997....................................... $2,635   $ 377   $3,012
   Cash expenditures for lease and other contractual obligations.   (989)     --     (989)
   Non-cash net assets write-downs...............................     --    (632)    (632)
   Reclassifications.............................................   (255)    255       --
                                                                  ------   -----   ------
Balance, December 31, 1998.......................................  1,391      --    1,391
   Cash expenditures for lease and other contractual obligations.   (345)     --     (345)
   Non-cash net asset write-downs................................     --    (157)    (157)
   Reclassifications.............................................   (157)    157       --
   Reversal of restructuring reserves............................   (889)     --     (889)
                                                                  ------   -----   ------
Balance, December 31, 1999....................................... $   --   $  --   $   --
                                                                  ======   =====   ======

                                      The 1997 Plan
                                      -------------
                                                                   Cash   Non-Cash
                                                                  Charges Charges  Total
                                                                  ------- -------- ------
Balance, December 31, 1997....................................... $  842   $ 766   $1,608
   Cash expenditures for lease and other contractual obligations.    (81)     --      (81)
   Non-cash net assets write-downs...............................     --    (299)    (299)
   Reclassifications.............................................    105    (105)      --
                                                                  ------   -----   ------
Balance, December 31, 1998.......................................    866     362    1,228
   Cash expenditures for lease and other contractual obligations.    (77)     --      (77)
   Non-cash net asset write-downs................................     --    (145)    (145)
   Reversal of restructuring reserves............................   (446)   (217)    (663)
                                                                  ------   -----   ------
Balance, December 31, 1999.......................................    343      --      343
   Cash expenditures for lease and other contractual obligations.   (190)     --     (190)
                                                                  ------   -----   ------
Balance, December 31, 2000....................................... $  153   $  --   $  153
                                                                  ======   =====   ======

17. Subsequent Events

   From January 1, 2001 through March 28, 2001, the Company has acquired nine animal hospitals, of which two were merged upon acquisition into existing VCA facilities, for an aggregate consideration (including acquisition costs) of $11.9 million, consisting of $10.3 million in cash, $1.5 million in debt and the assumption of liabilities totaling $80,000. In addition, on January 30, 2001, the Company opened a diagnostics imaging center that performs CT scans and MRI's. The total cost of forming the center was $800,000, consisting of equipment and leasehold improvements.

                       VCA ANTECH, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                As of September 30, 2001 and December 31, 2000

                                  (Unaudited)

                                (In thousands)


                                    ASSETS

                                                                            September 30,
                                                                                2001      December 31,
                                                                             (Restated)       2000
                                                                            ------------- ------------
Current assets:
   Cash and equivalents....................................................   $  23,631    $  10,519
   Trade accounts receivable, less allowance for uncollectible accounts of
     $5,077 and $4,110 at September 30, 2001 and December 31, 2000,
     respectively..........................................................      17,138       15,450
   Inventory, prepaid expense and other....................................       8,080        9,197
   Deferred income taxes...................................................       5,837        4,655
   Prepaid income taxes....................................................       8,923        9,402
                                                                              ---------    ---------
       Total current assets................................................      63,609       49,223
Property and equipment, net................................................      89,060       86,972
Goodwill, net..............................................................     316,308      310,185
Covenants not to compete, net..............................................      15,512       19,549
Notes receivable, net......................................................       2,983        2,178
Deferred financing costs, net..............................................      11,839       13,373
Other......................................................................       1,916        1,590
                                                                              ---------    ---------
                                                                              $ 501,227    $ 483,070
                                                                              =========    =========
                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term obligations................................   $   8,952    $   5,756
   Accounts payable........................................................       7,885        8,393
   Accrued payroll and related liabilities.................................      12,265        8,335
   Other accrued liabilities...............................................      17,653       16,687
                                                                              ---------    ---------
       Total current liabilities...........................................      46,755       39,171
Long-term obligations, less current portion................................     362,413      356,993
Deferred income taxes......................................................      14,657        8,484
Minority interest..........................................................       5,143        3,610
Other liabilities..........................................................          --        1,500
Series A Redeemable Preferred Stock, at redemption value...................      86,342       77,875
Series B Redeemable Preferred Stock, at redemption value...................      83,863       76,747
Stockholders' equity (deficit):
   Common stock............................................................         182          175
   Additional paid-in capital..............................................      26,796       19,053
   Notes receivable from stockholders......................................        (518)        (518)
   Accumulated deficit.....................................................    (122,388)    (100,020)
   Accumulated comprehensive loss..........................................      (2,018)          --
                                                                              ---------    ---------
       Total stockholders' deficit.........................................     (97,946)     (81,310)
                                                                              ---------    ---------
                                                                              $ 501,227    $ 483,070
                                                                              =========    =========

  The accompanying notes are an integral part of these condensed consolidated balance sheets.

                       VCA ANTECH, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

             For the Nine Months Ended September 30, 2001 and 2000
                                  (Unaudited)
                                (In thousands)


                                                                                        Nine Months Ended
                                                                                          September 30,
                                                                                       -------------------
                                                                                          2001
                                                                                       (Restated)   2000
                                                                                       ---------- --------
Revenue...............................................................................  $305,365  $269,281
Direct costs (excludes operating depreciation of $6,182 and $4,998 for the nine months
  ended September 30, 2001 and 2000, respectively)....................................   212,042   191,269
                                                                                        --------  --------
                                                                                          93,323    78,012
Selling, general and administrative...................................................    24,166    20,465
Depreciation and amortization.........................................................    19,121    13,200
Write-down and loss on sale of assets.................................................     8,745        --
Recapitalization costs................................................................        --    34,268
Stock-based compensation..............................................................     7,611       555
                                                                                        --------  --------
   Operating income...................................................................    33,680     9,524
Net interest expense..................................................................    32,387     8,433
Other (income) expense................................................................       233    (3,200)
                                                                                        --------  --------
   Income before minority interest and provision for income taxes.....................     1,060     4,291
Minority interest in income of subsidiaries...........................................     1,104       808
                                                                                        --------  --------
   Income (loss) before provision for income taxes and extraordinary item.............       (44)    3,483
Provision for income taxes............................................................     6,741     2,709
                                                                                        --------  --------
   Income (loss) before extraordinary item............................................    (6,785)      774
Extraordinary loss on early extinguishment of debt (net of income tax benefit
 of $1,845)...........................................................................        --     2,659
                                                                                        --------  --------
   Net income (loss)..................................................................  $ (6,785) $ (1,885)
                                                                                        ========  ========
Increase in carrying amount of redeemable preferred stock.............................    15,583       539
                                                                                        --------  --------
Net income (loss) available to common stockholders....................................  $(22,368) $ (2,424)
                                                                                        ========  ========
Basic earnings (loss) per common share:
   Income (loss) before extraordinary item............................................  $  (1.27) $     --
   Extraordinary loss on early extinguishment of debt.................................        --     (0.01)
                                                                                        --------  --------
   Earnings (loss) per common share...................................................  $  (1.27) $  (0.01)
                                                                                        ========  ========
Diluted earnings (loss) per common share:
   Income (loss) before extraordinary item............................................  $  (1.27) $     --
   Extraordinary loss on early extinguishment of debt.................................        --     (0.01)
                                                                                        --------  --------
   Earnings (loss) per common share...................................................  $  (1.27) $  (0.01)
                                                                                        ========  ========
   Shares used for computing basic earnings (loss) per share..........................    17,643   306,718
                                                                                        ========  ========
   Shares used for computing diluted earnings (loss) per share........................    17,643   306,718
                                                                                        ========  ========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                       VCA ANTECH, INC. AND SUBSIDIARIES



                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                 For the Nine Months Ended September 30, 2001


                                  (Unaudited)


                                  (Restated)


                                (In thousands)





                                                                  Notes
                                      Common Stock  Additional  Receivable              Accumulated
                                      -------------  Paid-In       From     Retained   Comprehensive
                                      Shares Amount  Capital   Stockholders (Deficit)      Loss       Total
                                      ------ ------ ---------- ------------ ---------  ------------- --------
 BALANCES, December 31, 2000......... 17,524  $175   $19,053      $(518)    $(100,020)    $    --    $(81,310)
    Net loss.........................     --    --        --         --        (6,785)         --      (6,785)
    Unrealized loss on collar
     agreement.......................     --    --        --         --            --      (2,018)     (2,018)
    Stock-based compensation.........     --    --     7,611         --            --          --       7,611
    Increase in carrying amount of
     Redeemable Preferred Stock......     --    --        --         --       (15,583)         --     (15,583)
    Exercise of stock options........    692     7       132         --            --          --         139
                                      ------  ----   -------      -----     ---------     -------    --------
BALANCES, September 30, 2001......... 18,216  $182   $26,796      $(518)    $(122,388)    $(2,018)   $(97,946)
                                      ======  ====   =======      =====     =========     =======    ========

                       VCA ANTECH, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Nine Months Ended September 30, 2001 and 2000
                                  (Unaudited)
                                (In thousands)


                                                                                   2001
                                                                                (Restated)   2000
                                                                                ---------- ---------
Cash flows from operating activities:
    Net income (loss)..........................................................  $ (6,785) $  (1,885)
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
       Depreciation and amortization...........................................    19,121     13,200
       Amortization of debt discount and deferred financing costs..............     1,667        283
       Extraordinary loss on early extinguishment of debt......................        --      4,504
       Recapitalization costs..................................................        --     34,268
       Interest paid in kind on senior notes...................................    12,259         --
       Write-down and loss on sale of assets...................................     8,745         --
       Gain on sale of investment in VPI.......................................        --     (3,200)
       Minority interest in income of subsidiaries.............................     1,104        808
       Distributions to minority interest partners.............................    (1,083)    (1,031)
       Stock-based compensation................................................     7,611        555
       Provision for uncollectible accounts....................................     2,182      2,379
       Increase in accounts receivable, net....................................    (3,736)    (5,139)
       Decrease (increase) in inventory, prepaid expense and other assets......       686        (16)
       Decrease (increase) in prepaid income taxes.............................       479     (3,103)
       Increase in accounts payable and accrued liabilities....................     3,575      5,352
       Decrease in deferred revenue............................................    (1,500)        --
       Change in deferred taxes, net...........................................     4,991         --
                                                                                 --------  ---------
          Net cash provided by operating activities............................    49,316     46,975
                                                                                 --------  ---------
Cash flows from investing activities:
       Property and equipment additions........................................   (10,604)   (13,686)
       Business acquisitions, net of cash acquired.............................   (20,615)    (8,988)
       Proceeds from sales of marketable securities, net.......................        --    135,666
       Investments in marketable securities, net...............................        --   (129,992)
       Payment for covenants not to compete....................................        --    (15,630)
       Proceeds from sale of real estate.......................................       603         --
       Net proceeds from sale of investment in VPI.............................        --      8,200
       Investment in Zoasis ...................................................        --     (5,000)
       Other...................................................................       285        317
                                                                                 --------  ---------
          Net cash used in investing activities................................   (30,331)   (29,113)
                                                                                 --------  ---------
Cash flows from financing activities:
       Repayment of long-term obligations......................................    (3,735)  (172,342)
       Net payments related to recapitalization................................    (2,138)   (29,643)
       Proceeds from issuance of long-term debt................................        --    356,670
       Payment of deferred financing costs.....................................        --    (13,958)
       Proceeds from issuance of common stock under stock option plans.........        --        923
       Purchase of treasury stock..............................................        --     (3,323)
       Proceeds from issuance of preferred stock...............................        --    149,231
       Proceeds from issuance of common stock..................................        --     14,350
       Proceeds form issuance of stock warrants................................        --      1,149
       Repurchase of common stock..............................................        --   (314,508)
                                                                                 --------  ---------
          Net cash used in financing activities................................    (5,873)   (11,451)
                                                                                 --------  ---------
Increase (decrease) in cash and equivalents....................................    13,112      6,411
Cash and equivalents at beginning of period....................................    10,519     10,620
                                                                                 --------  ---------
Cash and equivalents at end of period..........................................  $ 23,631  $  17,031
                                                                                 ========  =========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                       VCA ANTECH, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              September 30, 2001
                                  (Unaudited)

(1) General


   The accompanying unaudited condensed consolidated financial statements of VCA Antech, Inc. and subsidiaries (the "Company" or "VCA") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "SEC"). Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements as permitted under applicable rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year. For further information, refer to the Company's 2000 consolidated financial statements and footnotes thereto included in the Company's S-1 Registration Statement filed on August 9, 2001 with the SEC. Prior to September 24, 2001, VCA was known as Veterinary Centers of America, Inc.



   As described in Footnote 9--Stock-Based Compensation, the Company has restated its previously issued results of operations for the nine months ended September 30, 2001.


(2) Acquisitions

   During the third quarter of 2001, the Company purchased five animal hospitals, one of which was merged into existing VCA facilities, for an aggregate consideration (including acquisition costs) of $7.4 million, consisting of $6.0 million in cash, $1.4 million in debt and the assumption of liabilities totaling $40,000. The $7.4 million aggregate purchase price was allocated as follows: $425,000 to tangible assets, $5.8 million to goodwill and $1.2 million to other intangible assets.

   During the second quarter of 2001, the Company purchased four animal hospitals, two of which were merged into existing VCA facilities, for an aggregate consideration (including acquisition costs) of $2.7 million, consisting of $2.4 million in cash, $320,000 in debt and the assumption of liabilities totaling $30,000. The $2.7 million aggregate purchase price was allocated as follows: $82,000 to tangible assets, $2.0 million to goodwill and $609,000 to other intangible assets.

   During the first quarter of 2001, the Company purchased nine animal hospitals, two of which were merged into existing VCA facilities for an aggregate consideration (including acquisition costs) of $11.9 million, consisting of $10.4 million in cash, $1.4 million in debt and the assumption of liabilities totaling $80,000. The $11.9 million aggregate purchase price was allocated as follows: $827,000 to tangible assets, $9.5 million to goodwill and $1.6 million to other intangible assets.

(3) Write-down and loss on sale of assets

   The Company periodically evaluates whether events, circumstances or net losses at the entity level have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance may not be recoverable. As a result of such analysis, the Company recorded a write-down of goodwill at one animal hospital in the amount of approximately $800,000 during 2001.

   Also during 2001, five animal hospitals were closed because their operating performance was unsatisfactory. The book value of the related goodwill and certain other assets that were determined to be unrecoverable of approximately $6.0 million was written off during 2001.

   During the nine months ended September 30, 2001, the Company determined to sell three properties whose fair value was less than their respective book value.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   In 2001, the Company sold substantially all the assets of one animal hospital and a portion of real estate related to another animal hospital. Both sales were completed during the nine months ended September 30, 2001 for aggregate cash proceeds of $603,000. In connection with these asset sales, the Company recorded a pre-tax loss of $778,000.
   As a result of the items discussed above, a non-cash charge to operations in the amount of approximately $8.7 million was recorded in 2001.

(4) Calculation of Per Share Amounts

   Below is a reconciliation of the income (loss) and shares used in the computations of the basic and diluted earnings (loss) per share before extraordinary items ("EPS") (amounts in thousands, except per share amounts):


                                                                                      Nine Months Ended
                                                                                        September 30,
                                                                                     -------------------
                                                                                        2001
                                                                                     (Restated)   2000
                                                                                     ---------- --------
Income (loss) before extraordinary item.............................................  $ (6,785) $    774
Increase in carrying amount of Redeemable Preferred Stock...........................   (15,583)     (539)
                                                                                      --------  --------
Income (loss) from continuing operations available to common shareholders (basic and
  diluted)..........................................................................  $(22,368) $    235
                                                                                      ========  ========
Weighted average common shares outstanding:
   Basic............................................................................    17,643   306,718
   Effect of dilutive common shares:
       Stock options................................................................        --       535
       Warrants.....................................................................        --     1,149
                                                                                      --------  --------
   Diluted..........................................................................    17,643   308,402
                                                                                      ========  ========
Earnings (loss) per share (before extraordinary items):
   Basic............................................................................  $  (1.27) $     --
                                                                                      ========  ========
   Diluted..........................................................................  $  (1.27) $     --
                                                                                      ========  ========



(5) Comprehensive Loss



   Below is a calculation of comprehensive loss (in thousands):



                                                           Nine Months Ended
                                                             September 30,
                                                          ------------------
                                                             2001
                                                          (Restated)  2000
                                                          ---------- -------
  Net loss...............................................  $(6,785)  $(1,885)
  Decrease in the intrinsic value of the collar agreement   (2,018)       --
  Decrease in unrealized loss on investment..............       --       361
                                                           -------   -------
  Net comprehensive loss.................................  $(8,803)  $(1,524)
                                                           =======   =======



   No income tax benefit related to the unrealized loss on investment was recognized due to the potential tax treatment of investment losses. See Footnote 8, Derivatives, for additional information regarding the collar agreement.

                       VCA ANTECH, INC. AND SUBSIDIARIES

(6) Lines of Business

   During the nine months ended September 30, 2001 and 2000, the Company had three reportable segments: Animal Hospital, Laboratory and Corporate. These segments are strategic business units that have different products, services and functions. The segments are managed separately because each is a distinct and different business venture with unique challenges, rewards and risks. The Animal Hospital segment provides veterinary services for companion animals and sells related retail products. The Laboratory segment provides testing services for veterinarians both associated with the Company and independent of the Company. Corporate provides selling, general and administrative support for the other segments and recognizes revenue associated with consulting agreements.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies as detailed in the Company's 2000 Financial Statements included in the Company's S-1 filing. The Company evaluates performance of segments based on profit or loss before income taxes, interest income, interest expense and minority interest, which are evaluated on a consolidated level. For purposes of reviewing the operating performance of the segments, all intercompany sales and purchases are accounted for as if they were transactions with independent third parties at current market prices.

   Below is a summary of certain financial data for each of the three segments (in thousands):

                                       Animal                       Intercompany
                                      Hospital Laboratory Corporate Eliminations  Total
                                      -------- ---------- --------- ------------ --------
Nine Months Ended September 30, 2001
   Revenue........................... $207,665  $101,855  $  1,500    $(5,655)   $305,365
   Operating income (loss)...........   32,330    31,807   (14,101)        --      50,036
   Depreciation/amortization expense.   10,829     3,457     4,835         --      19,121
   Capital expenditures..............    7,093     1,548     1,963         --      10,604

Nine Months Ended September 30, 2000
   Revenue........................... $182,716  $ 90,831  $    425    $(4,691)   $269,281
   Operating income (loss)...........   25,114    27,165    (7,932)        --      44,347
   Depreciation/amortization expense.    9,173     3,330       697         --      13,200
   Capital expenditures..............   11,144     1,208     1,334         --      13,686

At September 30, 2001
   Identifiable assets...............  323,764   110,480    66,983         --     501,227
At December 31, 2000
   Identifiable assets...............  312,473   109,453    61,144         --     483,070

                       VCA ANTECH, INC. AND SUBSIDIARIES

   Below is a reconciliation between total segment operating income after eliminations and consolidated income (loss) before provision for income taxes as reported on the condensed consolidated statements of operations (in thousands):


                                                   Nine Months Ended
                                                     September 30,
                                                  ------------------
                                                     2001
                                                  (Restated)  2000
                                                  ---------- -------
Total segment operating income after eliminations  $50,036   $44,347
   Write-down and loss on sale of assets.........    8,745        --
   Stock-based compensation......................    7,611       555
   Recapitalization costs........................       --    34,268
                                                   -------   -------
Total reported operating income..................   33,680     9,524

   Net interest expense..........................   32,387     8,433
   Other (income) expense........................      233    (3,200)
   Minority interest.............................    1,104       808
                                                   -------   -------
Income (loss) before provision for income taxes..  $   (44)  $ 3,483
                                                   =======   =======


(7) Other (Income) Expense

   The components of other (income) expense are as follows:

    . Loss on hedging instrument--For the nine months ended September 30, 2001, the Company incurred non-cash charges of $233,000 for changes in the time value of a collar agreement. See Footnote 8, "Derivatives", for additional information.

    . Gain on sale of VPI--The Company sold its investment in VPI and received $8.2 million in cash in February 2000, resulting in a one-time gain of approximately $3.2 million for the nine months ended September 30, 2000.

(8) Derivatives

   Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities, (collectively referred to as "derivatives"). All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value with offsets to other comprehensive income or earnings, depending on the type of derivative and/or the underlying cause for the change in fair value.

   On November 13, 2000, the Company entered into a no-fee interest rate collar agreement with Wells Fargo Bank effective November 15, 2000 and expiring November 15, 2002 (the "collar agreement"). The collar agreement is based on LIBOR, pays out monthly, resets monthly and has a cap and floor notional amount of $62.5 million, with a cap rate of 7.5% and floor rate of 5.9%.

   The actual cash paid by the Company as a result of LIBOR rates being below the floor of the collar agreement are recorded as a component of earnings. As of September 30, 2001, the Company has paid $600,000 because of LIBOR rates being below the floor of 5.9%. These payments were all made during the nine months ended September 30, 2001 and are included in interest expense.

                       VCA ANTECH, INC. AND SUBSIDIARIES

   The Company's objective for entering into the collar agreement is to minimize the interest rate risks related to our variable rate debt.

   The collar agreement is considered a cash flow hedge. Because LIBOR rates at September 30, 2001 were below the floor rate in the collar agreement of 5.9% and are projected to remain below the floor rate through the term of the collar agreement, the fair value of the collar agreement is a net liability to the Company of $2.2 million at September 30, 2001. The net liability is recorded in the Company's balance sheet as part of other liabilities. The valuation of the collar agreement is the sum of the following:

    . Non-cash charges for the changes in the time value of the collar agreement were recorded as a component of other income and expense of $233,000 for the nine months ending September 30, 2001. The cumulative effect of changes in the value of the collar agreement prior to adoption of SFAS 133 was immaterial.

    . A non-cash charge for the changes in the intrinsic value of the collar agreement resulting in a cumulative net charge of $2.0 million to other comprehensive income as of September 30, 2001.

(9) Stock-Based Compensation


   In connection with the Recapitalization, employee option holders were allowed to exchange their stock options for new stock options with the same intrinsic value. The stock option exchange offer resulted in variable accounting treatment for the new stock options. The Company engaged an appraisal firm to determine the fair value of its common stock as of June 30, 2001. The appraisal firm determined that the fair value of the Company's common stock was $1.55 per share, an increase from the $1.00 per share fair value at the time of the Recapitalization. The Company recorded stock-based compensation expense of $382,000 for the nine months ended September 30, 2001 due to the increase in the fair value of Company's common stock from $1.00 per share to $1.55 per share. As the Company is now preparing to issue shares of its common stock in an offering that may be priced at $12.00 per share, the prior estimate of the fair value of the Company's common stock does not appear to take into consideration the actual fair value of such common stock in light of these circumstances. As a result, the Company has restated its previously issued financial statements for the nine months ended September 30, 2001 to reflect a compensation charge of $7.6 million related to these stock options. The additional compensation charge of $7.2 million reduced net income from $444,000 to a net loss of $6.8 million, increased net loss available to common shareholders from $15.1 million to $22.4 million and increased the net loss per common share from $0.86 to $1.27.





   In August 2001, all of these options were exercised by the holders, which caused variable accounting treatment to cease.


(10) Accounting Pronouncements


   In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, Goodwill and Other Intangible Assets, which changes the way companies account for intangible assets and goodwill associated with business combinations. The principle changes of SFAS No. 142 are as follows:


 . All goodwill amortization will cease effective January 1, 2002. For the nine months ended September 30, 2001, the Company recorded $6.9 million of goodwill amortization.

 . All of the goodwill on the Company's balance sheet at June 30, 2001 will continue to be amortized through the remaining months of 2001, under their current amortization schedules.

 . All goodwill acquired in acquisitions after June 30, 2001 will not be subject to amortization in 2001 or in the future.

                       VCA ANTECH, INC. AND SUBSIDIARIES

 . All goodwill will be reviewed annually, or as circumstances warrant, using the fair-value-based goodwill impairment tests discussed in SFAS No. 142. As of September 30, 2001, our goodwill balance was $316.3 million. Any impairment recognized associated with the adoption of SFAS No. 142 will be accounted for as a cumulative effect of change in accounting principal.

   All other intangible assets typically included in goodwill will be valued independently and amortized over their useful lives. For the Company these intangibles may include:

    .  the value of names and addresses associated with customer lists, and

    .  the value of established business names.

   The impact of SFAS No. 142 on the Company's financial statements has not yet been determined.

   In July, 2001, the FASB issued SFAS No. 141, Business Combinations, which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. The Company does not expect the impact of SFAS No. 141 to have a material impact on its financials statements or its operations.

   In August 2001, FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supercedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No.
30. SFAS No. 144 is intended to establish a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, and to resolve certain implementation issues related to SFAS No.
121. The provisions of SFAS No. 144 generally are to be applied prospectively. The Company will adopt SFAS No. 144 in the first quarter of 2002. The Company has not yet determined what the impact of SFAS No. 144 will be on its financial statements.

(11) Reclassifications

   Certain 2000 balances have been reclassified to conform to the 2001 financial statement presentation.

(12) Commitments and Contingencies

  a. Officers' Compensation

   Effective upon the closing of the Company's initial public offering, three members of the Company's executive management will amend and restate employment agreements with the Company. These members include the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The Senior Vice President will retain his existing employment agreement. These agreements aggregate to $1.4 million in salary per year. The agreements allow for upward adjustments to annual salary based on comparable compensation packages for executives at similarly-situated companies, except for the Senior Vice President, whose upward annual salary adjustment is based on the Consumer Price Index for Los Angeles County. The agreements also call for a maximum of $1.1 million to be paid as annual bonuses based on annual performance goals to be set by the compensation committee of the board of directors, except for the Senior Vice President, whose annual bonus is based on EBITDA targets. Lastly, the agreements call for aggregate severance payments under different scenarios with the maximum amount approximating $8.5 million.

  b. State Laws

   The laws of many states prohibit business corporations from providing, or holding themselves out as providers of, veterinary medical care. These laws vary from state to state and are enforced by the courts and by

                       VCA ANTECH, INC. AND SUBSIDIARIES
regulatory authorities with broad discretion. While the Company seeks to structure its operations to comply with the corporate practice of veterinary medicine laws of each state in which it operates, there can be no assurance that, given varying and uncertain interpretations of such laws, the Company would be found to be in compliance with restrictions on the corporate practice of veterinary medicine in all states. A determination that the Company is in violation of applicable restriction on the practice of veterinary medicine in any state in which it operates could have a material adverse effect on the Company, if the Company were unable to restructure its operations to comply with the requirements of such state.

   For example, the Company is currently a party to a lawsuit in the State of Ohio in which the State has alleged that the Company's management of a licensed veterinary medical group violates the Ohio statute prohibiting business corporations from providing or holding themselves out as providers of veterinary medical care. On March 20, 2001, the trial court in the case entered summary judgment in favor of the State of Ohio and issued an order enjoining the Company from operating in the State of Ohio in a manner that is in violation of the state statute. In response, the Company has restructured its operations in the State of Ohio in a manner that it believes conforms to the state law and the court's order. The Attorney General of the State of Ohio has informed the Company that it disagrees with the Company's position and that it does not believe that the Company is in compliance with the court's order. The Company is currently in discussions with the Attorney General's office in the State of Ohio in an attempt to resolve this matter. The Company may not be able to reach a settlement, in which case we would be required to discontinue our operations in the State. The Company's five animal hospitals in the State of Ohio have a book value of $6.1 million as of September 30, 2001. If the Company is required to discontinue its operations in the State of Ohio, it may not be able to dispose of the hospital assets for their book value. The animal hospitals located in the State of Ohio generated revenue and operating income of $1.7 million and $376,000, respectively, for the nine months ended September 30, 2001.

                               [LOGO] VCA ANTECH

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table itemizes the expenses incurred by the Registrant in connection with the issuance and distribution of the Securities being registered, other than underwriting discounts. All the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Registration fee--Securities and Exchange Commission....... $   60,375
Filing fee--National Association of Securities Dealers, Inc     24,650
Listing fee--The Nasdaq National Market....................     95,000
Accounting fees and expenses...............................    250,000
Legal fees and expenses (other than blue sky)..............    450,000
Blue sky fees and expenses, including legal fees...........     10,000
Printing; stock certificates...............................    200,000
Transfer agent and registrar fees..........................     15,000
Miscellaneous..............................................     50,000
                                                            ----------
   Total................................................... $1,155,025
                                                            ==========

Item 14. Indemnification of Directors and Officers.

   Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware, the "DGCL," empowers a corporation to indemnify any person who by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

   Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

   Section 145 further provides that to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of
Section 145, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or against another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

   As permitted by Delaware law, our amended and restated certificate of incorporation, which is filed as Exhibit 3.1, provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for the following:

    . for liability for any breach of duty of loyalty to us or to our stockholders;

    . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    . for unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law; or

    . for any transaction from which the director derived an improper personal benefit.

   Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation covers negligence and gross negligence on the part of indemnified parties. Our by-laws, which is filed as Exhibit 3.2, provides us with the authority to indemnify our directors, officers and agents to the full extent allowed by Delaware law.

   We intend to enter into indemnification agreements, the form of which is filed as Exhibit 10.13, with each of our directors and officers. These agreements, among other things, will require us to indemnify each director and officer for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

   The underwriting agreement will provide for indemnification by our underwriters, our directors, our officers who sign the registration statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

   In January 2000, we granted 793,860 shares of restricted stock bonus awards to Robert L. Antin, 504,045 shares to Arthur J. Antin, 335,190 shares to Neil Tauber, 317,550 shares to Tomas W. Fuller and 30,000 shares to Dawn Olsen for an aggregate of 1,980,645 shares of common stock. These stock bonus awards have all been exercised. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

   In February 1999 and January 1998, we granted 1,212,660 shares of restricted stock bonus awards to Robert L. Antin, 752,940 shares to Arthur J. Antin, 330,675 shares to Neil Tauber, 394,620 shares to Tomas W. Fuller and 49,350 shares to Dawn Olsen for an aggregate of 2,740,245 shares of common stock. These stock bonus awards have all been exercised. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

   As part of our recapitalization, on September 20, 2000 we made the following sales of unregistered securities:

    . Issued and sold 17,524,337 shares of our common stock at a per share purchase price of $1.00 for an aggregate purchase price of $17.5 million to the following: Robert L. Antin, 1,906,380 shares; Arthur J. Antin, 400,005 shares; Neil Tauber, 49,995 shares; Tomas W. Fuller, 200,010 shares; certain entities controlled by Leonard Green & Partners, 14,336,112 shares; and certain of our employees, some of whom are accredited and some of whom are unaccredited, 631,835 shares. These securities were issued in reliance on the exemption from registration provided by Regulation D, Rule 506, of the Securities Act.

    . Issued and sold 2,998,408 shares of 14% Series A Senior Redeemable Exchangeable Cumulative Preferred Stock at a per share purchase price of $25.00 for an aggregate purchase price of approximately $75.0 million to the following: Green Equity Investors III, L.P. and affiliated investment funds, 2,826,000 shares; GS Mezzanine Partners II, L.P. and affiliated investment funds, 122,123 shares; TCW Leveraged Income Trust, L.P. and affiliated investment funds, 35,918 shares; and The Northwestern Mutual Life Insurance Company, 14,367 shares. These securities were issued in reliance on the exemption from registration provided by Regulation D, Rule 506, of the Securities Act.

    . Issued and sold 2,970,822 shares of 12% Series B Junior Redeemable Cumulative Preferred Stock at a per share purchase price of $25.00 for an aggregate purchase price of approximately $74.3 million to the following: Green Equity Investors III, L.P. and affiliated investment funds, 2,800,000 shares; GS Mezzanine Partners II, L.P. and affiliated investment funds, 121,000 shares; TCW Leveraged Income Trust, L.P. and affiliated investment funds, 35,588 shares; and The Northwestern Mutual Life Insurance Company, 14,234 shares. These securities were issued in reliance on the exemption from registration provided by Regulation D, Rule 506, of the Securities Act.

    . Sold $100.0 million in Senior Notes due 2010 pursuant to an indenture of the same date with Chase Manhattan Bank and Trust Company, National Association, as trustee, to the following: GS Mezzanine Partners II, L.P. and affiliated investment funds, $70.8 million; TCW Leveraged Income Trust, L.P. and affiliated funds, $20.8 million; and The Northwestern Mutual Life Insurance Company, $8.3 million. In connection with the sale of the Senior Notes, VCA Antech issued warrants to purchase up to 1,149,990 shares of common stock to the following investors: GS Mezzanine Partners II, L.P. and affiliated investment funds, 814,575 warrants; TCW Leveraged Income Trust, L.P. and affiliated funds, 239,580 warrants; and The Northwestern Mutual Life Insurance Company, 95,835 warrants. The warrants allow the holders to purchase the common shares at a price of $0.0007 on or before the closing of an initial public offering of our common stock. These securities were issued in reliance on the exemption from registration provided by Regulation D, Rule 506, of the Securities Act.

    . Sold $20.0 million in Senior Subordinated Notes due 2010 pursuant to an indenture of the same date with Chase Manhattan Bank and Trust Company, National Association, as trustee, to the following: GS Mezzanine Partners II, L.P. and affiliated investment funds, $14.2 million; TCW Leveraged Income Trust, L.P. and affiliated funds, $4.2 million; and The Northwestern Mutual Life Insurance Company, $1.7 million. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.


   Concurrently with this offering, our wholly owned subsidiary is offering $150.0 million in % Senior Subordinated Notes due 2009. The concurrent note offering will close simultaneously with this offering. The concurrent note offering is being underwritten by Goldman, Sachs & Co., a qualified institutional buyer, and the aggregate underwriting discounts or commissions is
$   . Goldman, Sachs & Co. will offer the notes to qualified institutional buyers in reliance on the exemption from registration provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits


Number Exhibit Description
------ -------------------
 1.1   Form of Underwriting Agreement.(4)
 3.1   Amended and Restated Certificate of Incorporation of the Registrant.(1)

 3.2   Certificate of Correction to the Amended and Restated Certificate of Incorporation of the
       Registrant.(4)
 3.3   Form of Amended and Restated Certificate of Incorporation of Registrant.(4)
 3.4   Form of Amended and Restated Bylaws of Registrant.(2)
 4.1   Stockholders Agreement by and among Registrant, Green Equity Investors III, L.P., Co-Investment
       Funds and Stockholders.(2)
 4.2   Amendment No. 1 to Stockholders Agreement by and among Registrant, Green Equity Investors III,
       L.P., GS Mezzanine Partners II. L.P. and Robert L. Antin.(1)
 4.3   Indenture Agreement, dated as of September 20, 2000, by and between Registrant and Chase
       Manhattan Bank and Trust Company, National Association.(2)
 4.4   Indenture Agreement, dated as of September 20, 2000, by and among Vicar Operating, Inc., Chase
       Manhattan Bank and Trust Company, National Association, with Registrant and its subsidiaries as
       Guarantors.(2)
 4.5   Credit and Guaranty Agreement, dated as of September 20, 2000, by and among Registrant, Vicar
       Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners
       L.P. and Wells Fargo Bank, National Association as Administrative and Collateral Agent.(2)
 4.6   Form of First Amendment to the Indenture Agreement, dated as of September 20, 2000, by and between Registrant and Chase Manhattan Bank and Trust Company, National Association, as
       trustee.(4)
 4.7   Form of First Amendment to the Indenture Agreement, dated as of September 20, 2000, by and among Vicar Operating, Inc., Chase Manhattan Bank and Trust Company, National Association, as
       trustee, and Registrant and certain subsidiaries of Vicar Operating, Inc. as Guarantors.(4)
 4.8   Form of Second Amendment to Credit and Guaranty Agreement, dated as of September 20, 2000, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Vicar Operating, Inc. as
       Guarantors, Goldman Sachs Credit Partners L.P. and Wells Fargo Bank, National Association as
       Administrative and Collateral Agent.(4)
 4.9   Specimen Certificate for shares of common stock of VCA Antech, Inc.(4)
 5.1   Opinion of Akin, Gump, Strauss, Hauer & Feld, LLP, regarding validity of securities.(1)
10.1   Form of Employment Agreement by and between Registrant and Robert L. Antin.(1)
10.2   Form of Employment Agreement by and between Registrant and Arthur J. Antin.(1)
10.3   Form of Employment Agreement by and between Registrant and Tomas W. Fuller.(1)
10.4   Employment Agreement by and between Registrant and Neil Tauber.(1)
10.5   Non-Compete Agreement, dated as of September 20, 2000, by and between Registrant and Robert
       L. Antin.(2)
10.6   Non-Compete Agreement, dated as of September 20, 2000, by and between Registrant and Arthur J.
       Antin.(2)
10.7   Non-Compete Agreement, dated as of September 20, 2000, by and between Registrant and
       Tomas W. Fuller.(2)
10.8   Non-Compete Agreement, dated as of September 20, 2000, by and between Registrant and
       Neil Tauber.(2)
10.9   Amended and Restated 1996 Stock Incentive Plan.(1)
10.10  2001 Stock Incentive Plan.(1)
10.11  Corporate Headquarters Lease, dated as of January 1, 1999, by and between Registrant and Werner
       Wolfen, Michael Duritz, Nancy Bruch, Dorothy A. Duritz, Harvey Rosenberg and Judy Rosenberg
       (Landlords).(3)
10.12  Management Services Agreement, dated as of September 20, 2000, by and among Registrant, Vicar
       Operating, Inc. and Leonard Green and Partners, L.P.(2)
10.13  Form of Indemnification Agreement.(2)
10.14  Amended and Restated Agreement and Plan of Merger, dated as of August 11, 2000, by and among
       Registrant, Vicar Operating, Inc. and Vicar Recap, Inc.(2)
21.1   List of Subsidiaries of Registrant.(1)

Number                               Exhibit Description
------                               -------------------
 23.1  Consent of Arthur Andersen LLP.
 23.2  Consent of Akin, Gump, Strauss, Hauer & Feld, LLP (Set forth in Exhibit 5.1).(1)
 24.1  Power of Attorney.(2)

--------

(1) Previously filed as an exhibit to Amendment No. 2 to the Registration Statement filed on October 31, 2001.


(2) Previously filed as an exhibit to the Registration Statement filed on August 9, 2001.


(3) Previously filed as an exhibit to Amendment No. 1 to the Registration Statement filed on October 15, 2001.




(4)Previously filed as an exhibit to Amendment No. 3 to the Registration Statement filed on November 16, 2001.


   (b) Financial Statement Schedules:

       .  Report of Independent Public Accountants

       .  Schedule II--Valuation and Qualifying Accounts

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of VCA Antech, Inc.:

   We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of VCA Antech, Inc. and subsidiaries included in this registration statement and have issued our report thereon dated March 28, 2001. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II--Valuation and Qualifying Accounts is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                  /S/ ARTHUR ANDERSEN LLP
                                          _____________________________________
                                                    Arthur Andersen LLP

Los Angeles, California
March 28, 2001

                                                                    SCHEDULE II
                       VCA ANTECH, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

             For the Years Ended December 31, 2000, 1999 and 1998
                                (in thousands)

                                          Balance at Charged to                      Balance
                                          beginning  costs and                       at end
                                          of period   expenses  Write-offs Other(1) of period
                                          ---------- ---------- ---------- -------- ---------
Year ended December 31, 2000
  Allowance for uncollectible accounts(2)   $7,432     $3,105    $(6,771)    $407    $4,173
Year ended December 31, 1999
  Allowance for uncollectible accounts(2)   $6,532     $2,515    $(2,252)    $637    $7,432
Year ended December 31, 1998
  Allowance for uncollectible accounts(2)   $5,128     $2,898    $(1,831)    $337    $6,532

--------
(1)"Other" changes in the allowance for uncollectible accounts include allowances acquired with animal hospitals and laboratories acquisitions.
(2)Balance includes allowance for trade accounts receivable and notes receivable.

Item 17. Undertakings.

   (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (c) The undersigned registrant hereby undertakes that:

       (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on November 16, 2001.


                                                    /s/ TOMAS W. FULLER
                                          By:
                                          _____________________________________
                                                      Tomas W. Fuller
                                          Its:
                                             Chief Financial Officer, Principal
                                                         Accounting
                                                Officer, Vice President and
                                                    Assistant Secretary

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.


      Signature                           Title                         Date
      ---------                           -----                         ----

          *                                                     November 16, 2001
----------------------    Chairman of the Board, President and
   Robert L. Antin          Chief Executive Officer

----------------------    Director, Chief Operating Officer,    November 16, 2001
   Arthur J. Antin          Senior Vice President and Secretary

 /s/ TOMAS W. FULLER      Chief Financial Officer, Principal    November 16, 2001
----------------------      Accounting Officer, Vice President
   Tomas W. Fuller          and Assistant Secretary

          *               Director                              November 16, 2001
----------------------
    John M. Baumer

          *               Director                              November 16, 2001
----------------------
   John G. Danhakl

----------------------    Director                              November 16, 2001
    Melina Higgins

          *               Director                              November 16, 2001
----------------------
    Peter J. Nolan

*By:                                                            November 16, 2001
   /s/ TOMAS W. FULLER
----------------------
   Attorney-in-Fact

                                 EXHIBIT INDEX




Number                                            Exhibit Description
------                                            -------------------
 1.1   Form of Underwriting Agreement.(4)
 3.1   Amended and Restated Certificate of Incorporation of the Registrant.(1)
 3.2   Certificate of Correction to the Amended and Restated Certificate of Incorporation of the Registrant.(4)
 3.3   Form of Amended and Restated Certificate of Incorporation of Registrant.(4)
 3.4   Form of Amended and Restated Bylaws of Registrant.(2)
 4.1   Stockholders Agreement by and among Registrant, Green Equity Investors III, L.P., Co-Investment Funds
       and Stockholders.(2)
 4.2   Amendment No. 1 to Stockholders Agreement by and among Registrant, Green Equity Investors III, L.P.,
       GS Mezzanine Partners II. L.P. and Robert L. Antin.(1)
 4.3   Indenture Agreement, dated as of September 20, 2000, by and between Registrant and Chase Manhattan
       Bank and Trust Company, National Association.(2)
 4.4   Indenture Agreement, dated as of September 20, 2000, by and among Vicar Operating, Inc., Chase
       Manhattan Bank and Trust Company, National Association, with Registrant and its subsidiaries as
       Guarantors.(2)
 4.5   Credit and Guaranty Agreement, dated as of September 20, 2000, by and among Registrant, Vicar
       Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P. and
       Wells Fargo Bank, National Association as Administrative and Collateral Agent.(2)
 4.6   Form of First Amendment to the Indenture Agreement, dated as of September 20, 2000, by and between
       Registrant and Chase Manhattan Bank and Trust Company, National Association, as trustee.(4)
 4.7   Form of First Amendment to the Indenture Agreement, dated as of September 20, 2000, by and among
       Vicar Operating, Inc., Chase Manhattan Bank and Trust Company, National Association, as trustee, and
       Registrant and certain subsidiaries of Vicar Operating, Inc. as Guarantors.(4)
 4.8   Form of Second Amendment to Credit and Guaranty Agreement, dated as of September 20, 2000, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Vicar Operating, Inc. as Guarantors,
       Goldman Sachs Credit Partners L.P. and Wells Fargo Bank, National Association as Administrative and
       Collateral Agent.(4)
 4.9   Specimen Certificate for shares of common stock of VCA Antech, Inc.(4)
 5.1   Opinion of Akin, Gump, Strauss, Hauer & Feld, LLP, regarding validity of securities.(1)
10.1   Form of Employment Agreement by and between Registrant and Robert L. Antin.(1)
10.2   Form of Employment Agreement by and between Registrant and Arthur J. Antin.(1)
10.3   Form of Employment Agreement by and between Registrant and Tomas W. Fuller.(1)
10.4   Employment Agreement by and between Registrant and Neil Tauber.(1)
10.5   Non-Compete Agreement, dated as of September 20, 2000, by and between Registrant and Robert L.
       Antin.(2)
10.6   Non-Compete Agreement, dated as of September 20, 2000, by and between Registrant and Arthur J.
       Antin.(2)
10.7   Non-Compete Agreement, dated as of September 20, 2000, by and between Registrant and Tomas W.
       Fuller.(2)
10.8   Non-Compete Agreement, dated as of September 20, 2000, by and between Registrant and Neil Tauber.(2)
10.9   Amended and Restated 1996 Stock Incentive Plan.(1)
10.10  2001 Stock Incentive Plan.(1)
10.11  Corporate Headquarters Lease, dated as of January 1, 1999, by and between Registrant and Werner
       Wolfen, Michael Duritz, Nancy Bruch, Dorothy A. Duritz, Harvey Rosenberg and Judy Rosenberg
       (Landlords).(3)
10.12  Management Services Agreement, dated as of September 20, 2000, by and among Registrant, Vicar
       Operating, Inc. and Leonard Green and Partners, L.P.(2)
10.13  Form of Indemnification Agreement.(2)
10.14  Amended and Restated Agreement and Plan of Merger, dated as of August 11, 2000, by and among
       Registrant, Vicar Operating, Inc. and Vicar Recap, Inc.(2)
21.1   List of Subsidiaries of Registrant.(1)
23.1   Consent of Arthur Andersen LLP.
23.2   Consent of Akin, Gump, Strauss, Hauer & Feld, LLP (Set forth in Exhibit 5.1).(1)
24.1   Power of Attorney.(2)

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(1) Previously filed as an exhibit to Amendment No. 2 to the Registration
    Statement filed on October 31, 2001.


(2) Previously filed as an exhibit to the Registration Statement filed on August 9, 2001.


(3) Previously filed as an exhibit to Amendment No. 1 to the Registration Statement filed on October 15, 2001.


(4)Previously filed as an exhibit to Amendment No. 3 to the Registration Statement filed on November 16, 2001.